



2012 ANNUAL REPORT

Beneficial

mutual bancorp, inc.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

At and For the Year Ended December 31, (Dollars in thousands, except per share amounts)	**2012**	**2011**	**2010**	**2009**	**2008**
Financial Condition Data:					
Total assets	$5,006,404	$4,596,104	$4,929,785	$4,673,680	$4,002,050
Cash and cash equivalents	489,908	347,956	90,299	179,701	44,389
Trading securities	-	-	6,316	31,825	-
Investment securities available-for-sale	1,267,491	875,011	1,541,991	1,287,106	1,114,086
Investment securities held-to-maturity	477,198	482,695	86,609	48,009	76,014
Loans receivable, net	2,389,655	2,521,916	2,751,036	2,744,264	2,387,677
Deposits	3,927,513	3,594,802	3,942,304	3,509,247	2,741,679
Federal Home Loan Bank advances	140,000	100,000	113,000	169,750	174,750
Other borrowed funds	110,352	150,335	160,317	263,870	405,304
Stockholders' equity	633,873	629,380	615,547	637,001	610,540
Operating Data:					
Interest income	$170,430	$180,143	$197,514	$192,974	$192,926
Interest expense	30,973	38,046	49,896	65,632	78,915
Net interest income	139,457	142,097	147,618	127,342	114,011
Provision for loan losses	28,000	37,500	70,200	15,697	18,901
Net interest income after provision for loan losses	111,457	104,597	77,418	111,645	95,110
Non-interest income	27,606	25,236	27,220	26,847	23,604
Non-interest expenses	123,125	120,710	128,390	119,866	98,303
Income (loss) before income taxes	15,938	9,123	(23,752)	18,626	20,411
Income tax expense (benefit)	1,759	(1,913)	(14,789)	1,537	3,865
Net income (loss)	$14,179	$11,036	($8,963)	$17,089	$16,546
Average common shares outstanding – Basic	76,657,265	77,075,726	77,593,808	77,693,082	78,702,419
Average common shares outstanding – Diluted	76,827,872	77,231,303	77,593,808	77,723,668	78,702,419
Net income (loss) earnings per share - Basic	$0.18	$0.14	($0.12)	$0.22	$0.21
Net income (loss) earnings per share – Diluted	$0.18	$0.14	($0.12)	$0.22	$0.21
Dividends per share	$0.00	$0.00	$0.00	$0.00	$0.00

At and For the Year Ended December 31,	2012	2011	2010	2009	2008
Performance Ratios:					
Return on average assets	0.29%	0.23%	(0.18)%	0.40%	0.44%
Return on average equity	2.23	1.77	(1.39)	2.74	2.70
Interest rate spread (1)	3.01	3.07	3.13	2.99	2.86
Net interest margin (2)	3.13	3.22	3.32	3.28	3.33
Non-interest expense to average assets	2.55	2.51	2.64	2.80	2.60
Efficiency ratio (3)	73.70	72.14	73.44	77.74	71.43
Average interest-earning assets to average interest-bearing liabilities	117.78	116.83	116.60	117.00	119.98
Average equity to average assets	13.10	12.94	13.30	14.57	16.26
Capital Ratios (4):					
Tier 1 capital to average assets	9.53	9.67	8.89	9.81	11.25
Tier 1 capital to risk-weighted assets	19.23	18.09	15.69	16.71	17.80
Total risk-based capital to risk-weighted assets	20.50	19.35	16.95	17.98	19.05
Asset Quality Ratios:					
Allowance for loan losses as a percent of total loans	2.36	2.10	1.62	1.64	1.52
Allowance for loan losses as a percent of non-performing loans	62.37	39.77	36.66	38.06	97.00
Net charge-offs to average outstanding loans during the period	0.96	1.05	2.53	0.25	0.24
Non-performing loans as a percent of total loans (5)	3.78	5.29	4.42	4.32	1.57
Non-performing assets as a percent of total assets (5)	2.08	3.35	2.85	3.49	1.52
Other Data:					
Number of offices (6)	62	60	65	68	72
Number of deposit accounts	302,196	279,675	283,870	284,531	276,377
Number of loans	51,406	55,665	60,134	64,690	65,951

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost on average interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents other non-interest expenses divided by the sum of net interest income and non-interest income.
(4) Ratios are for Beneficial Bank.
(5) Non-performing loans and assets include accruing loans past due 90 days or more.
(6) During 2012, the Company acquired five branches and consolidated three branches as a result of the merger with SE Financial.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Overview

The history of Beneficial Bank (the "Bank") dates back to 1853. The Bank's principal business is to acquire deposits from individuals and businesses in the communities surrounding our offices and to use those deposits to fund loans. We also seek to broaden relationships with our customers by offering insurance and investment advisory services.

The Bank was established to serve the financing needs of the public and has expanded its services over time to offer personal and business checking accounts, home equity loans and lines of credit, commercial real estate loans and other types of commercial and consumer loans. We also provide insurance services through our wholly owned subsidiary, Beneficial Insurance Services, LLC, and investment and non-deposit services through our wholly owned subsidiary, Beneficial Advisors, LLC. We focus on providing our products and services to individuals, businesses and non-profit organizations located in our primary market area. Our retail market focus includes primarily all of the areas surrounding our 62 banking offices located in Bucks, Chester, Delaware, Montgomery and Philadelphia Counties in Pennsylvania and Burlington, Camden and Gloucester Counties in New Jersey, while our lending market also includes other counties in central and southern New Jersey as well as Delaware. In addition, Beneficial Insurance Services, LLC operates two offices in Pennsylvania, one in Philadelphia County and one in Delaware County. Based on a comprehensive review of its current branch locations to assess proximity to other Bank locations, customer activity, financial performance, future market potential and our growth plans, we will occasionally consolidate branches.

Over the years, we have expanded through organic growth and acquisitions, reaching $5.0 billion in assets at December 31, 2012. In 2004, the Bank reorganized into the mutual holding company structure, forming Beneficial Mutual Bancorp, Inc. (the "Company" or "Beneficial"), a federally chartered stock holding company, as its holding company and Beneficial Savings Bank MHC (the "MHC"), a federally chartered mutual holding company, as the sole stockholder of the Company. On July 13, 2007, the Company completed its minority stock offering, raising approximately $236.1 million, and simultaneously acquired FMS Financial Corporation, the parent company of Farmers & Mechanics Bank (together, "FMS Financial"). The acquisition of FMS Financial, which had total assets of over $1.2 billion, provided us with an additional source of funds to increase our loan activity. On October 5, 2007, Beneficial Insurance Services, LLC acquired the business of CLA Agency, Inc. ("CLA"), a full-service property and casualty and professional liability insurance brokerage company headquartered in Newtown Square, Pennsylvania.

On April 3, 2012, the Company consummated the transactions contemplated by an Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, the Bank, SE Financial Corp. ("SE Financial") and St. Edmond's Federal Savings Bank, a federally chartered stock savings bank, and a wholly-owned subsidiary of SE Corp ("St. Edmond's"), pursuant to which SE Financial merged with a newly formed subsidiary of the Company and thereby became a wholly owned subsidiary of the Company (the "Merger"). Immediately thereafter, St. Edmond's merged with and into the Bank. Pursuant to the terms of the Merger Agreement, SE Financial shareholders received a cash payment of $14.50 for each share of SE Financial common stock they owned as of the effective date of the acquisition. Additionally, all options to purchase SE Financial common stock which were outstanding and unexercised immediately prior to the completion of the acquisition were cancelled in exchange for a cash payment made by SE Financial equal to the positive difference between $14.50 and the exercise price of such options. In accordance with the Merger Agreement, the aggregate consideration paid to SE Financial shareholders was approximately $29.4 million. The results of SE Financial's operations are included in the Company's unaudited condensed Consolidated Statements of Operations for the period beginning on April 3, 2012, the date of the acquisition, through December 31, 2012. Upon completion of the Merger, the Company paid cash for 100% of the outstanding voting shares of SE Financial. The acquisition of SE Financial and St. Edmond's increased the Company's market share in southeastern Pennsylvania, specifically Philadelphia and Delaware Counties. Additionally, the acquisition provided Beneficial with new branches in Roxborough, Pennsylvania and Deptford, New Jersey.

During 2012, we continued to increase profitability and recorded net income for the year ended December 31, 2012 of $14.2 million, or $0.18 per share, compared to net income of $11.0 million, or $0.14 per share, for the year ended December 31, 2011. Credit costs have decreased from the prior year but continue to have a significant impact on our financial results. During the year ended December 31, 2012, we recorded a provision for loan losses of $28.0 million compared to $37.5 million for the year ended December 31, 2011. We have seen improvement in our credit quality in 2012 with non-performing assets decreasing $49.9 million to $104.2 million, as compared to $154.1 million at December 31, 2011, but we continue to experience elevated charge-off levels. During 2012, we continued to build our reserves and, at December 31, 2012, our allowance for loan losses totaled $57.6 million, or 2.36% of total loans, compared to $54.2 million, or 2.10% of total loans, at December 31, 2011.

The Board of Governors of the Federal Reserve System (the "Federal Reserve Board") continues to hold short term interest rates at historic lows and expects rates to remain low throughout 2014. The low rate environment has impacted the yield on our investment portfolio as maturing investments and liquidity generated by our deposit growth was invested at lower interest rates. Elevated unemployment, depressed home values, and continued economic uncertainty has resulted in a slow recovery and limited consumer consumption. Additionally, capital spending and investing by businesses has remained sluggish given the slow and uneven economic recovery. This resulted in low loan demand throughout 2012. Additionally we experienced contraction in our loan portfolio during 2012 with loans decreasing $128.8 million, or 5.0%, to $2.4 billion at December 31, 2012 from $2.6 billion at December 31, 2011. Our loan portfolio

decreased as a result of a number of large commercial loan repayments, continued weak loan demand, and our decision to sell certain agency eligible mortgage loans to better position the Company's balance sheet for interest rate risk, offset by the addition of $175.2 million of loans acquired from SE Financial Corp. During 2012 we sold approximately $100.7 million of residential mortgage loans originated during 2012 and recorded mortgage banking income of $2.7 million related to these loan sales.

The contraction in our loan portfolio resulted in significant excess liquidity with cash and cash equivalents totaling $489.9 million at December 31, 2012. Our investment portfolio increased $384.4 million, or 27.9%, to $1.8 billion at December 31, 2012 from $1.4 billion at December 31, 2011 as a result of our decision to re-invest cash in shorter term investment securities. We continue to focus on purchasing high quality investments that provide a steady stream of cash flow even in rising interest rate environments.

We continue to maintain strong levels of capital and our capital ratios are well in excess of the levels required to be considered well-capitalized under applicable federal regulations. The Bank's tier 1 leverage ratio was 9.53% at December 31, 2012 compared to 9.67% at December 31, 2011 and the Bank's total risk based capital ratio increased to 20.50% at December 31, 2012 compared to 19.35% at December 31, 2011.

We believe that the economic crisis, which has adversely impacted our customers and communities, has resulted in a refocus on financial responsibility. Through any economic cycle, our strong capital profile positions us to advance our growth strategy by working with our customers to help them save and use credit wisely. It also allows us to continue to dedicate financial and human capital to support organizations that share our sense of responsibility to do what's right for the communities we serve. We remain committed to the financial responsibility we have practiced throughout our 159 year history, and we are dedicated to providing financial education opportunities to our customers by providing the tools necessary to make wise financial decisions.

In order to further improve our operating returns, we continue to leverage our position as one of the largest and oldest banks headquartered in the Philadelphia metropolitan area. We are focused on acquiring and retaining customers, and then educating them by aligning our products and services to their financial needs. We also intend to deploy some of our excess capital to grow the Bank in our markets.

Our primary source of pre-tax income is net interest income. Net interest income is the difference between the income we earn on our loans and investments and the interest we pay on our deposits and borrowings. Changes in levels of interest rates affect our net interest income. During 2012, net interest income decreased as a result of excess levels of cash and low interest rates which have reduced the yields on our investment portfolio as excess liquidity is invested at lower yields. Commercial and mortgage loan re-financings have also resulted in lower yields on our loan portfolio.

A secondary source of income is non-interest income, which is revenue we receive from providing products and services. Traditionally, the majority of our non-interest income has come from service charges (mostly on deposit accounts). Non-interest income increased $2.4 million, or 9.4%, to $27.6 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase was primarily due to a $1.8 million increase in mortgage banking income in connection with the sale of mortgages and a $2.2 million increase in the gain on the sale of investment securities, partially offset by a $1.5 million of additional amortization on low income housing partnership investments.

The non-interest expenses we incur in operating our business consist of salaries and employee benefits expenses, equity plans, occupancy expenses, depreciation, amortization and maintenance expenses and other miscellaneous expenses, such as loan and owned real estate expenses, advertising, insurance, professional services and printing and supplies expenses.

Our largest non-interest expense is salaries and employee benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits. Our salaries and employee benefits expense has increased during 2012 as a result of the investments we made to increase the size of our credit, lending, and compliance functions.

Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of furniture and equipment expenses, maintenance, real estate taxes and costs of utilities. Occupancy expenses have increased during 2012 due to the addition of two branches as a result of the merger of St. Edmond's during 2012.

Federal Deposit Insurance Corporation ("FDIC") insurance expense increased significantly during 2010 and 2009. Beginning in late 2008, the economic environment caused higher levels of bank failures, which dramatically increased FDIC resolution costs and led to a significant reduction in the Deposit Insurance Fund. As a result, the FDIC has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. During the third quarter of 2009, the base assessment rate increased by 1.65 basis points. During 2009, a special assessment was imposed on all insured institutions due to recent bank and savings association failures. The emergency assessment amounted to 5 basis points on each institution's assets minus Tier 1 capital as of June 30, 2009, subject to a maximum equal to 10 basis points times the institution's assessment base. Based on our assets and Tier 1 capital as of June 30, 2009, our special assessment was approximately $1.9 million. On February 7, 2011, the FDIC approved a final rule that, effective April 1, 2011, changed the assessment base for payment of FDIC premiums from a deposit level base to an

asset level base consisting of average tangible assets less average tangible equity. As a result of this new assessment base, FDIC insurance expense has decreased during the year ended December 31, 2012 compared to December 31, 2011.

Other non-interest expenses have increased during the year ended December 31, 2012 compared to the year ended December 31, 2011 primarily due to higher costs related to classified loan and other real estate owned expenses.

Business Strategy

Our business strategy is to continue to operate and grow a profitable community-oriented financial institution. We plan to achieve this by executing our strategy of:

- Differentiating Beneficial Bank as a community bank that educates its customers to "do the right thing" financially by providing them with the tools necessary to make wise financial decisions;
- Promoting the "Beneficial Conversation" with our customers, in which we endeavor to learn more about their life stage, needs and goals and educate them on our products and services that can allow them to achieve their financial needs and goals;
- Expanding our franchise by selectively pursuing acquisition opportunities in or adjacent to our market area;
- Pursuing opportunities to grow our commercial banking and small business lending by offering an enhanced product set through integrated delivery channels; and
- Using what we believe are consistent, disciplined underwriting practices to maintain the quality of our loan portfolio.

Differentiating Beneficial Bank as a community bank that educates its customers to "do the right thing" financially by providing them with the tools necessary to make wise financial decisions

We are committed to educating our customers to "do the right thing" financial by providing them with the tools necessary to make wise financial decisions. During 2011, we launched "BenMobile," our mobile banking product that provides customers easy, convenient, and secure access to their money via text messaging, mobile web and phone applications. We also introduced the accrual of interest on our "Start Growing" and "Professional Package" products, which allow our small business customers to enjoy the advantages of an all-purpose small business package while earning tiered interest on the account. We continue to build conversations and financial plans around customers' needs, life stages and priorities.

Promoting the "Beneficial Conversation" with our customers, which enables us to learn more about their life stage, needs and goals and educate them on our products and services that can allow them to achieve their goals

We seek to understand our customers' financial needs and goals through a conversational approach known as the "Beneficial Conversation." We have developed a sophisticated training program centered around the Beneficial Conversation that we have administered to our entire retail group in an effort to familiarize our employees with our broad array of financial products, including the cash management, insurance and other related retail services we provide. We require that all of our employees become fluent and certified in this conversational approach to customer interaction, and we have implemented the "Beneficial Conversation" in our branch offices as well as through digital social media outlets. The Beneficial Conversation is a continuous, multi-step process that enables us to better understand a customer's current financial state, future financial goals and the best path towards achieving those goals. Once we develop such an understanding, we then educate the customer on the products and services we offer that best help them attain their financial goals. We believe that this approach to understanding our customers' financial needs will distinguish us from other regional and local community banks and that we can increase services to our existing customers and acquire new customers through the implementation of the Beneficial Conversation by our employees.

Expanding our franchise by selectively pursuing acquisition opportunities in or adjacent to our market area

In recent years, we have executed our growth strategy by acquiring other financial institutions and financial service corporations primarily in or adjacent to our existing market areas. In July 2007, in connection with the consummation of its initial public offering, Beneficial Mutual Bancorp acquired FMS Financial Corporation and its wholly owned subsidiary, Farmers & Mechanics Bank. In April 2012, Beneficial Mutual Bancorp acquired SE Financial Corp. and its wholly owned subsidiary, St. Edmond's Federal Savings Bank. These acquisitions increased our market share and solidified our position as the largest Philadelphia-based bank operating solely in the greater Philadelphia metropolitan area. In 2005, Beneficial Insurance Services LLC, a wholly owned subsidiary of Beneficial Bank, acquired the assets of a Philadelphia-based insurance brokerage firm, Paul Hertel & Co., Inc., which provided property, casualty, life, health and benefits insurance services to individuals and businesses. In 2007, Beneficial Insurance Services also acquired the business of CLA Agency, Inc., a full-service property and casualty and professional liability insurance brokerage company headquartered in Newtown Square, Pennsylvania. We believe that changes in the regulatory environment as well as

continued economic challenges for the banking industry have created and will create acquisition opportunities for us. We also believe that we are well positioned to execute on our growth strategies and to continue to pursue selective acquisitions of other financial institutions and financial services companies primarily in and adjacent to our existing market area due to our strong capital position.

Pursuing opportunities to grow our commercial banking and small business lending by offering an enhanced product set through integrated delivery channels

We have a diversified loan portfolio which includes commercial real estate and commercial and industrial loans made to middle market and small business customers. We are focused on improving the mix of our loan portfolio by increasing the amount of our commercial loans. Commercial loan customers provide us with an opportunity to offer a full range of our products and services including cash management, insurance, loans, and deposits. We have added resources with significant experience in our marketplace to our commercial lending group over the past year and are committed to growing our commercial banking businesses. We are also focused on small business lending. At December 31, 2012, we had $133.8 million in small business loans, which represented approximately 5.5% of total loans. Small business loans provide diversification to our loan portfolio and, because these loans are based upon rate indices that are higher than those used for one-to-four-family loans, they improve the interest sensitivity of our assets. We believe that we currently offer a wide array of lending and deposit products that we can effectively market to our small business customers in an effort to increase our small business market share. To better capitalize on these opportunities, in recent years, we restructured our lending department and created a dedicated team of small business lenders who work with our branches and focus solely on small business lending. We intend to expand our team of small business lenders in order to increase our small business loan portfolio in future years.

Using what we believe are consistent, disciplined underwriting practices to maintain the quality of our loan portfolio

We believe that maintaining high asset quality is a key to long-term financial success. In recent years, weaknesses in the local commercial real estate market have had a significant impact on our financial results. As a result, we recorded a significantly elevated provision for loan losses of $70.2 million for the year ended December 31, 2010, which was primarily driven by specific reserves required for commercial real estate loans that we had previously designated as criticized loans and a decision to charge-off the collateral or cash flow deficiency on all of its criticized loans (those classified as special mention, substandard, doubtful, or loss). Over the past several years, in an effort to improve asset quality, we have strengthened and added additional resources to our lending and credit teams, have continued to apply underwriting standards that we believe are prudent and disciplined and have continued to diligently monitored collection efforts. We hired a new Chief Lending Officer in May 2011 and hired a new Chief Credit Officer during the third quarter of 2011 to supervise the workout department and identify, manage and work through non-performing assets. As a result of these efforts, and the leveraging of our commercial lending practices, we have improved our asset quality over the past two years. Accordingly, a provision for loan losses of $28.0 million was recorded for the year ended December 31, 2012 compared to provisions of $37.5 million and $70.2 million for the years ended December 31, 2011 and 2010, respectively. Non-performing assets have decreased from a high of $162.9 million at December 31, 2009 to $104.1 million at December 31, 2012. We maintain our philosophy of managing large loan exposures through our consistent, disciplined approach to lending, and our proactive approach to managing existing credits.

Recent Industry Consolidation

The banking industry has experienced consolidation in recent years, which is likely to continue in future periods. Consolidation may affect the markets in which we operate as competitors integrate newly acquired businesses, adopt new business and risk management practices or change products and pricing as they attempt to maintain or grow market share and maximize profitability. Merger activity involving national, regional and community banks and specialty finance companies in the Philadelphia metropolitan area, has and will continue to impact the competitive landscape in the markets we serve. On April 3, 2012, we completed the acquisition of SE Financial and St. Edmond's. The transaction enhanced our presence in southeastern Pennsylvania, and increased our market share in Philadelphia and Delaware Counties. We believe that there are opportunities to continue to grow via acquisition in our markets and expect that acquisitions will continue to be a key part of our future growth strategy. Management continually monitors our primary market areas and assesses the impact of industry consolidation, as well as the practices and strategies of our competitors, including loan and deposit pricing and customer behavior.

Current Regulatory Environment

The current risk-based capital guidelines that apply to the Bank are based on the 1988 capital accord of the International Basel Committee on Banking Supervision ("Basel Committee"), a committee of central banks and bank supervisors, as implemented by the Federal Reserve Board. In 2004, the Basel Committee published a new capital accord, which is referred to as "Basel II," to replace Basel I. Basel II provides two approaches for setting capital standards for credit risk: an internal ratings-based approach tailored to individual institutions' circumstances and a standardized approach that bases risk weightings on external credit assessments to a much greater extent than permitted in existing risk-based capital guidelines, which became effective in 2008 for large international banks (total assets of $250 billion or more or consolidated foreign exposure of $10 billion or more). Other U.S. banking organizations can elect to adopt the requirements of this rule (if they meet applicable qualification requirements), but they are not required to apply them.

Basel II emphasizes internal assessment of credit, market and operational risk, as well as supervisory assessment and market discipline in determining minimum capital requirements.

In December 2010 and January 2011, the Basel Committee published the final texts of reforms on capital and liquidity, which is referred to as "Basel III." Although Basel III is intended to be implemented by participating countries for large, internationally active banks, its provisions are likely to be considered by United States banking regulators in developing new regulations applicable to other banks in the United States. Basel III will require bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity. The implementation of the Basel III final framework will commence January 1, 2013. On that date, banking institutions will be required to meet the following minimum capital ratios: (i) 3.5% Common Equity Tier 1 (generally consisting of common shares and retained earnings) to risk-weighted assets; (ii) 4.5% Tier 1 capital to risk-weighted assets; and (iii) 8.0% Total capital to risk-weighted assets.

When fully phased-in on January 1, 2019, and if implemented by the U.S. banking agencies, Basel III will require banks to maintain: (i) 4.5 Common Equity Tier 1 to risk-weighted assets; (ii) 6.0% Tier 1 capital to risk-weighted assets; and (iii) 8.0% Total capital to risk-weighted assets. Each of these ratios will also require an additional 2.5% "capital conservation buffer" on top of the minimum requirements.

Since the Basel III framework is not self-executing, the rules and standards promulgated under Basel III require that the U.S. federal banking regulators adopt them prior to becoming effective in the U.S. Although U.S. federal banking regulators have expressed support for Basel III, the timing and scope of its implementation, as well as any potential modifications or adjustments that may result during the implementation process, are not yet known.

As of December 31, 2012, we believe our current capital levels would meet the fully-phased in minimum capital requirements, including capital conservation buffers, as proposed in the NPR's.

On July 21, 2010, President Obama signed the Dodd–Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). In addition to eliminating the Office of Thrift Supervision and creating the Consumer Financial Protection Bureau, the Dodd-Frank Act, among other things, repealed non-payment of interest on commercial demand deposits, requires changes in the way that institutions are assessed for deposit insurance, mandates the imposition of consolidated capital requirements on savings and loan holding companies, forces originators of securitized loans to retain a percentage of the risk for the transferred loans, requires regulatory rate-setting for certain debit card interchange fees and contains a number of reforms related to mortgage origination. Many of the provisions of the Dodd-Frank Act are subject to delayed effective dates and require the issuance of implementing regulations. Their impact on operations cannot yet be fully assessed by management. However, there is a significant possibility that the Dodd-Frank Act will, at a minimum, result in increased regulatory burden, compliance costs and interest expense as well as potential reduced fee income for the Bank, the Company and the MHC.

Effective July 21, 2011, we began offering interest on certain commercial checking accounts as permitted by the Dodd-Frank Act. We have been actively marketing full service commercial checking accounts that include interest earned on these funds. Interest paid on commercial checking accounts will increase our interest expense in the future.

Effective October 1, 2011, debit-card interchange regulations were issued that capped interchange rates at $0.21 per transaction, plus an additional 5 basis point charge to cover fraud losses. These fees are much lower than the current market rates. Although the regulation only impacts banks with assets above $10.0 billion, we believe that the provisions could result in a reduction in interchange revenue in the future. We recognized $5.0 million of interchange revenue during the year ended December 31, 2012.

Current Interest Rate Environment

Net interest income represents a significant portion of our revenues. Accordingly, the interest rate environment has a substantial impact on Beneficial's earnings. During the year ended December 31, 2012, we reported net interest income of $139.5 million, a decrease of $2.6 million, or 1.9%, from $142.1 million for the year ended December 31, 2011. The net interest margin decreased 9 basis points to 3.13% for the year ended December 31, 2012 from 3.22% for the year ended December 31, 2011. Net interest income in 2012 was impacted by reduced loan demand and higher levels of cash as we manage the run-off of higher cost, non-relationship-based municipal deposits to improve our interest rate risk position and capital levels. As a result, cash and cash equivalents increased from $348.0 million at December 31, 2011 to $489.9 million at December 31, 2012. The Federal Reserve Board continues to hold short term interest rates at historic lows and expects rates to remain low throughout 2014. The low rate environment impacted the yield on our investment portfolio as maturing investments and liquidity generated by our deposit growth was invested at lower interest rates. We have also seen a reduction of yields on our mortgage portfolio as borrowers refinance their existing mortgages at lower interest rates. We have been able to offset some of this downward pressure on margin by reducing the cost of our interest bearing liabilities by 19 basis points to 0.82% for the year ended December 31, 2012 from 1.01% for the same period in 2011. However, we expect that the persistently low interest rate environment will continue to lower yields on our investment and loan portfolios to a greater extent than we can reduce rates on deposits, which will put pressure on net interest margin in future periods. Net interest margin in future periods will be impacted by several factors such as, but not limited to, our ability to grow and retain low cost core deposits, the future interest rate environment, loan and investment prepayment rates, loan growth and changes in non-accrual loans.

Credit Risk Environment

Asset quality metrics showed continued signs of improvement during the year ended December 31, 2012. Non-performing loans, including loans 90 days past due and still accruing, decreased to $92.4 million at December 31, 2012, compared to $136.3 million at December 31, 2011. Non-performing loans at December 31, 2012 included $24.0 million of government guaranteed student loans, which represented 26.0% of total non-performing loans. Net charge-offs for the year ended December 31, 2012 were $24.6 million, compared to $28.7 million for the year ended December 31, 2011. We recorded a provision for loan losses in the amount of $28.0 million compared to $37.5 million for the year ended December 31, 2011. During the year, we continued to charge-off any collateral or cash flow deficiency for non-performing loans once a loan is 90 days past due and continued to build our reserves and, at December 31, 2012, our allowance for loan losses totaled $57.6 million, or 2.36% of total loans, compared to $54.2 million, or 2.10% of total loans, at December 31, 2011. We expect that the provision for credit losses will remain elevated in 2013 as we continue to focus on reducing our non-performing loan levels.

Although the U.S. economy and our markets have shown some signs of improvement, unemployment remains high and commercial real estate conditions are just starting to improve. We expect that property values will remain volatile until underlying market fundamentals improve consistently. During 2012, we continued to strengthen our credit monitoring efforts by expanding resources in our credit and risk management functions and maintaining our focus on improving the credit quality of our loan portfolio.

Critical Accounting Policies

In the preparation of our consolidated financial statements, we have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States. Our significant accounting policies are described in Note 2 to the Consolidated Financial Statements included in this Annual Report.

Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Actual results could differ from these judgments and estimates under different conditions, resulting in a change that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

Allowance for Loan Losses. We consider the allowance for loan losses to be a critical accounting policy. The allowance for loan losses is determined by management based upon portfolio segment, past experience, evaluation of estimated loss and impairment in the loan portfolio, current economic conditions and other pertinent factors. Management also considers risk characteristics by portfolio segments including, but not limited to, renewals and real estate valuations. The allowance for loan losses is maintained at a level that management considers appropriate to provide for estimated losses and impairment based upon an evaluation of known and inherent risk in the loan portfolio. Loan impairment is evaluated based on the fair value of collateral or estimated net realizable value. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations.

The allowance for loan losses is established through a provision for loan losses charged to expense which is based upon past loan loss experience and an evaluation of estimated losses in the current loan portfolio, including the evaluation of impaired loans. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: overall economic conditions; value of collateral; strength of guarantors; loss exposure at default; the amount and timing of future cash flows on impaired loans; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management regularly reviews the level of loss experience, current economic conditions and other factors related to the collectability of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the FDIC and the Pennsylvania Department of Banking ("the Department"), as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require us to recognize adjustments to the allowance based on judgments about information available to them at the time of their examination. Our financial results are affected by the changes in and the absolute level of the allowance for loan losses. This process involves our analysis of complex internal and external variables, and it requires that we exercise judgment to estimate an appropriate allowance for loan losses. As a result of the uncertainty associated with this subjectivity, we cannot assure the precision of the amount reserved, should we experience sizeable loan or lease losses in any particular period. For example, changes in the financial condition of individual borrowers, economic conditions, or the condition of various markets in which collateral may be sold could require us to significantly decrease or increase the level of the allowance for loan losses. Such an adjustment could materially affect net income as a result of the change in provision for credit losses. For example, a change in the estimate resulting in a 5% to 10% difference in the allowance would have resulted in an additional provision for credit losses of $1.4 million to $2.8 million for the year ended December 31, 2012. We also have over $104.2 million in non-performing assets consisting of non-performing loans and other real estate owned. Most of these assets are collateral dependent loans where we have incurred significant credit losses to write the assets down to their current appraised value less selling costs. We continue to assess the realizability of these loans and update our

appraisals on these loans each year. To the extent the property values continue to decline, there could be additional losses on these non-performing assets which may be material. For example, a 10% decrease in the collateral value supporting the non-performing assets could result in additional credit losses of $10.4 million. During the year ended December 31, 2012, we continued to experience elevated levels of delinquencies, net charge-offs and non-performing assets. Management considered these market conditions in deriving the estimated allowance for loan losses; however, given the continued economic difficulties, the ultimate amount of loss could vary from that estimate.

Goodwill and Intangible Assets. The acquisition method of accounting for business combinations requires us to record assets acquired, liabilities assumed and consideration paid at their estimated fair values as of the acquisition date. The excess of consideration paid over the fair value of net assets acquired represents goodwill. Goodwill totaled $122.0 million and $110.5 at December 31, 2012 and December 31, 2011, respectively.

Goodwill and other indefinite lived intangible assets are not amortized on a recurring basis, but rather are subject to periodic impairment testing. During the quarter ended December 31, 2011, we adopted the amendments included in Accounting Standards Update ("ASU") 2011-08, which allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test.

During 2012, management reviewed qualitative factors for the Bank including financial performance, market changes and general economic conditions and noted there was not a significant change in any of these factors as compared to 2011. Accordingly, it was determined that it was more likely than not that the fair value of each reporting unit continued to be in excess of its carrying amount as of December 31, 2012. Additionally during 2012, we assessed the qualitative factors related to Beneficial Insurance Services, LLC and determined that the two-step quantitative goodwill impairment test was warranted based on declining revenues. We performed this impairment test which estimates the fair value of equity using discounted cash flow analyses as well as guideline company and guideline transaction information. The inputs and assumptions are incorporated in the valuations including projections of future cash flows, discount rates, the fair value of tangible and intangible assets and liabilities, and applicable valuation multiples based on the guideline information. Based on our latest annual impairment assessment of Beneficial Insurance Services, LLC, we believe that the fair value is in excess of the carrying amount. As a result, management concluded that there was no impairment of goodwill during the year ended December 31, 2012.

Other intangible assets subject to amortization are evaluated for impairment in accordance with authoritative guidance. An impairment loss will be recognized if the carrying amount of the intangible asset is not recoverable and exceeds fair value. The carrying amount of the intangible is not considered recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. During 2012, management recorded an impairment charge of $773 thousand related to the customer list intangible due to the fact that the expected cash flows from the customer list intangible were less than the carrying amount of the customer list intangible. The impairment charge was determined by the difference between the fair value of the customer list intangible and the carrying amount of the customer list intangible.

Income Taxes. We are subject to the income tax laws of the various jurisdictions where we conduct business and estimate income tax expense based on amounts expected to be owed to these various tax jurisdictions. The estimated income tax expense (benefit) is reported in the Consolidated Statements of Operations. The evaluation pertaining to the tax expense and related tax asset and liability balances involves a high degree of judgment and subjectivity around the ultimate measurement and resolution of these matters.

Accrued taxes represent the net estimated amount due to or to be received from tax jurisdictions either currently or in the future and are reported in other assets on the Company's consolidated statements of financial condition. We assess the appropriate tax treatment of transactions and filing positions after considering statutes, regulations, judicial precedent and other pertinent information and maintain tax accruals consistent with our evaluation. Changes in the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations by the tax authorities and newly enacted statutory, judicial and regulatory guidance that could impact the relative merits of tax positions. These changes, when they occur, impact accrued taxes and can materially affect our operating results. We regularly evaluate our uncertain tax positions and estimate the appropriate level of reserves related to each of these positions.

As of December 31, 2012, we had net deferred tax assets totaling $47.1 million. These deferred tax assets can only be realized if we generate taxable income in the future. We regularly evaluate the realizability of deferred tax asset positions. In determining whether a valuation allowance is necessary, we consider the level of taxable income in prior years to the extent that carrybacks are permitted under current tax laws, as well as estimates of future pre-tax and taxable income and tax planning strategies that would, if necessary, be implemented. We currently maintain a valuation allowance for certain state net operating losses and other-than-temporary impairments that management believes it is more likely than not that such deferred tax assets will not be realized. We expect to realize our remaining deferred tax assets over the allowable carryback and/or carryforward periods. Therefore, no valuation allowance is deemed necessary against our remaining federal or remaining state deferred tax assets as of December 31, 2012. However, if an unanticipated event occurred that materially changed pre-tax and taxable income in future periods, an increase in the valuation allowance may become necessary and it could be material to our financial statements.

Postretirement Benefits. Several variables affect the annual cost for our defined benefit retirement programs. The main variables are: (1) size and characteristics of the employee population, (2) discount rate, (3) expected long-term rate of return on plan assets, (4) recognition of actual asset returns, and (5) other actuarial assumptions. Below is a brief description of these variables and the effect they have on our pension costs.

Size and Characteristics of the Employee Population. Pension cost is directly related to the number of employees covered by the plans, and other factors including salary, age, years of employment, and benefit terms. Effective June 30, 2008, plan participants ceased to accrue additional benefits under the existing pension benefit formula and their accrued benefits were frozen.

Discount Rate. The discount rate is used to determine the present value of future benefit obligations. The discount rate for each plan is determined by matching the expected cash flows of each plan to a yield curve based on long-term, high quality fixed income debt instruments available as of the measurement date, December 31, 2012. The discount rate for each plan is reset annually or upon occurrence of a triggering event on the measurement date to reflect current market conditions.

If we were to assume a 0.25% increase/decrease in the discount rate for all retirement and other postretirement plans, and keep all other assumptions constant, the benefit cost would decrease/increase by approximately $224 thousand.

Expected Long-term Rate of Return on Plan Assets. Based on historical experience, market projections, and the target asset allocation set forth in the investment policy for the retirement plans, the pre-tax expected rate of return on plan assets was 8.0% for both 2012 and 2011. This expected rate of return is dependent upon the asset allocation decisions made with respect to plan assets. Annual differences, if any, between expected and actual returns are included in the unrecognized net actuarial gain or loss amount. We generally amortize any unrecognized net actuarial gain or loss in excess of 10% in net periodic pension expense over the average future service of active employees, which is approximately seven years, or average future lifetime for plans with no active participants that are frozen. For details on changes in the pension benefit obligation and the fair value of plan assets, see Note 16 to the Company's consolidated financial statements included in this Annual Report.

If we were to assume a 0.25% increase/decrease in the expected long-term rate of return for the retirement and other postretirement plans, and all other actuarial assumptions remained constant, the benefit cost would decrease/increase by approximately $205 thousand.

Recognition of Actual Asset Returns. Accounting guidance allows for the use of an asset value that smoothes investment gains and losses over a period up to five years. However, we have elected to use a preferable method in determining pension cost. This method uses the actual market value of the plan assets. Therefore, we will experience more variability in the annual pension cost, as the asset values will be more volatile than companies who elected to "smooth" their investment experience.

Other Actuarial Assumptions. To estimate the projected benefit obligation, actuarial assumptions are required with respect to factors such as mortality rate, turnover rate, retirement rate and disability rate. These factors do not tend to change significantly over time, so the range of assumptions, and their impact on pension cost, is generally limited. We annually review the assumptions used based on historical and expected future experience.

In addition to our defined benefit programs, we offer a defined contribution plan ("401(k) Plan") covering substantially all of our employees. During 2008, in conjunction with freezing benefit accruals under the defined benefit program, we enhanced our 401(k) Plan and combined it with a recently formed Employee Stock Ownership Plan ("ESOP") to form the Beneficial Bank Employee Savings and Stock Ownership Plan ("KSOP"). While the KSOP is one plan, the two separate components of the 401(k) Plan and ESOP remain. Under the KSOP we make basic and matching contributions as well as additional contributions for certain employees based on age and years of service. We may also make discretionary contributions. Each participant's account is credited with shares of the Company's stock or cash based on compensation earned during the year. For additional information, refer to Note 16 to the Company's Consolidated Financial Statements included in this Annual Report.

Balance Sheet Analysis

Securities

At December 31, 2012, our investment portfolio, excluding Federal Home Loan Bank ("FHLB") stock, was $1.7 billion, or 34.8% of total assets. At December 31, 2012, 90.6% of the investment portfolio was comprised of mortgage-backed securities issued by Freddie Mac and Fannie Mae and the Government National Mortgage Association ("GNMA"), including collateralized mortgage obligations ("CMO") securities issued by Freddie Mac, Fannie Mae, and GNMA. At December 31, 2012, our investment portfolio also included 4.9% of municipal bonds, 1.5% of government-sponsored enterprise ("GSE") and government agency notes, 1.2% of non-agency CMOs and 0.5% of pooled trust preferred securities. The remaining 1.3% of our investment portfolio consisted primarily of foreign bonds, mutual funds and money market funds. During 2012, we invested primarily into other mortgage-backed securities (GSEs) issued by Freddie Mac and Fannie Mae. The GSE mortgage-backed securities amortize over their estimated life and therefore provide a constant source of liquidity. Cash was held at December 31, 2012 to pay for unsettled securities and to fund the run-off of higher cost, non-relationship-based municipal deposits expected to occur in 2013.

The following table sets forth the cost and fair value of investment securities at December 31, 2012, 2011 and 2010.

December 31, (Dollars in thousands)	2012 Amortized Cost	2012 Fair Value	2011 Amortized Cost	2011 Fair Value	2010 Amortized Cost	2010 Fair Value
Securities available-for-sale:						
GSE and agency notes	$26,085	$26,367	$ 204	$ 203	$ 840,011	$ 827,895
Mortgage-backed securities:						
GNMA guaranteed mortgage certificates	6,732	6,986	7,874	8,106	8,776	8,989
GSE mortgage-backed securities	940,452	965,682	509,434	536,451	459,139	485,457
Collateralized mortgage obligations	157,581	158,467	180,029	182,395	89,047	91,460
Total mortgage-backed securities	1,104,765	1,131,135	697,337	726,952	556,962	585,906
Municipal and other bonds						
Municipal bonds	75,534	80,013	85,503	90,154	99,069	99,132
Pooled trust preferred securities	10,382	8,722	13,433	11,153	16,989	14,522
Total municipal and other bonds	85,916	88,735	98,936	101,307	116,058	113,654
Equity securities	-	-	2,478	3,139	3,029	3,235
Money market fund	21,110	21,254	43,399	43,410	11,123	11,301
Total securities available-for-sale	1,237,876	1,267,491	842,354	875,011	1,527,183	1,541,991
Securities held-to-maturity:						
Mortgage-backed securities:						
GNMA guaranteed mortgage certificates	536	537	589	559	639	609
Other mortgage-backed securities	430,256	440,037	422,011	425,989	30,876	32,943
Collateralized mortgage obligations	38,909	39,044	47,620	47,819	-	-
Total mortgage-backed securities	469,701	479,618	470,220	474,367	31,515	33,552
Municipal bonds	5,497	5,679	11,975	12,157	54,594	54,595
Foreign bonds	2,000	2,010	500	499	500	501
Total municipal and other bonds	7,497	7,689	12,475	12,656	55,094	55,096
Total securities held-to-maturity	477,198	487,307	482,695	487,023	86,609	88,648
Total investment securities	$1,715,074	$1,754,798	$1,325,049	$1,362,034	$1,613,792	$1,630,639

Mortgage-backed securities are a type of asset-backed security that is secured by a mortgage, or a collection of mortgages. These securities usually pay periodic payments that are similar to coupon payments. Furthermore, the mortgage must have originated from regulated and authorized financial institutions. The contractual cash flows of investments in government sponsored enterprises' mortgage-backed securities are debt obligations of Freddie Mac and Fannie Mae, both of which are currently under the conservatorship of the Federal Housing Finance Agency ("FHFA"). The cash flows related to GNMA securities are direct obligations of the U.S. Government. Mortgage-backed securities are also known as mortgage pass-throughs. CMOs are a type of mortgage-backed security that create separate pools of pass-through rates for different classes of bondholders with varying cash flow structures, called tranches. The repayments from the pool of pass-through securities are used to retire the bonds in the order specified by the bonds' prospectuses. At December 31, 2012, we had no investments in a single company or entity (other than United States government sponsored enterprise securities) that had an aggregate book value in excess of 10% of our equity.

At December 31, 2012 and 2011, securities totaling $101.5 million and $72.2 million, respectively, were in an unrealized loss position and the unrealized losses on these securities totaled $2.2 million and $2.5 million, respectively. When evaluating for impairment, we consider the duration and extent to which fair value is less than cost, the credit worthiness and near-term prospects of the issuer, the likelihood of recovering our investment, whether we have the intent to sell the investment, or whether it is more likely than not that we will be required to sell the investment before recovery, and other available information to determine the nature of the decline in market value of the securities.

At December 31, 2012, the unrealized losses in the portfolio were mainly attributed to the pooled trust preferred securities. The market for these securities exhibited limited liquidity during 2012. Based on the analysis of the underlying cash flows of these securities, there was no indication of credit impairment. The remaining unrealized losses are due to current interest rate levels relative to our cost and not credit quality. As we do not intend to sell the investments, and it is not likely we will be required to sell the investments prior to recovery, we do not consider the investments to be other than temporarily impaired at December 31, 2012. During 2012 and 2011, we did not record any impairment charges for securities. During 2010, we recorded an impairment loss of $88 thousand related to a $300 thousand equity security that had been in an unrealized loss position for less than 12 months and for which management had deemed it unlikely that the market value would increase in the near future.

The following table sets forth the stated maturities and weighted average yields of investment securities at December 31, 2012. Certain securities have adjustable interest rates and will reprice monthly, quarterly, semi-annually or annually within the various maturity ranges. Mutual funds and money market funds are not included in the table based on lack of a maturity date. The investment portfolio consists of $1.7 billion of fixed rate securities and $47.1 million in adjustable rate securities at December 31, 2012.

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
December 31, 2012 (Dollars in thousands)	**Carrying Value**	**Weighted Average Yield**	**Carrying Value**	**Weighted Average Yield**	**Carrying Value**	**Weighted Average Yield**	**Carrying Value**	**Weighted Average Yield**	**Carrying Value**	**Weighted Average Yield**
Securities available-for-sale:										
GSE and agency notes	$ -	- %	$ 163	7.89%	$ 26,204	1.92%	$ -	-%	$ 26,367	1.96%
Mortgage-backed securities & CMOs	-	-	138,362	0.92	568,791	2.21	423,982	3.52	1,131,135	2.54
Municipal and other bonds	5,511	4.46	6,480	4.03	38,198	3.97	29,824	4.18	80,013	4.09
Pooled trust preferred	-	-	-	-	-	-	8,722	1.42	8,722	1.42
Certificates of Deposit	185	0.47	-	-	-	-	-	-	185	0.47
Total available-for-sale	5,696	4.33	145,005	1.07	633,193	2.30	462,528	3.52	1,246,422	2.62
Securities held to maturity:										
Mortgage-backed securities & CMOs	-	-	919	5.1	154,623	2.05	314,159	2.84	469,701	2.58
Foreign bonds	-	-	2,000	1.9	-	-	-	-	2,000	1.85
Municipal bonds	4,142	3.10	850	3.6	505	5.52	-	-	5,497	3.41
Total held to maturity	4,142	3.10	3,769	3.04	155,128	2.06	314,159	2.84	477,198	2.59
Total	$9,838	3.81%	$148,774	1.12%	$788,321	2.26%	$776,687	3.25%	$1,723,620	2.61%

Loans

At December 31, 2012, total loans were $2.4 billion, or 48.9% of total assets, compared to $2.6 billion, or 56.1% of total assets, at December 31, 2011. Total loans decreased $128.8 million, or 5.0%, during the year ended December 31, 2012. Our loan portfolio has decreased as a result of a number of large commercial loan repayments, continued weak loan demand, and our decision to sell certain agency eligible mortgage loans to better position the Company's balance sheet for interest rate risk, offset by the addition of $175.2 million of loans acquired from SE Financial. During the year ended December 31, 2012, we sold approximately $100.7 million of residential mortgage loans and recorded mortgage banking income of $2.7 million related to the sale of these loans. During 2012 and 2011, the commercial loan portfolio experienced elevated charge-off levels as a result of the deterioration in the value of collateral securing a number of large collateral dependent real estate loans. Some economic measures are showing signs of improvement, however we believe the recovery for commercial real estate in our market area will take some time. We are charging-off the collateral or cash flow deficiency on all of its classified loans once they are 90 days delinquent across all loan portfolios given our outlook for commercial real estate in our market area.

The following table shows the loan portfolio at the dates indicated:

December 31, (Dollars in thousands)	2012 Amount	2012 Percent	2011 Amount	2011 Percent	2010 Amount	2010 Percent	2009 Amount	2009 Percent	2008 Amount	2008 Percent
Commercial Loans:										
Commercial real estate	$639,557	26.1%	$ 547,010	21.2%	$ 600,734	21.5%	$ 599,849	21.5%	$ 543,647	22.4%
Commercial business loans	332,169	13.6	429,266	16.7	441,881	15.8	438,778	15.7	319,593	13.2
Commercial construction	105,047	4.3	233,545	9.1	268,314	9.6	264,734	9.5	241,527	10.0
Total commercial loans	1,076,773	44.0	1,209,821	47.0	1,310,929	46.9	1,303,361	46.7	1,104,767	45.6
Residential Loans:										
Residential real estate	665,246	27.2	623,955	24.2	687,565	24.6	647,687	23.3	507,901	20.9
Residential construction	2,094	0.1	5,581	0.2	11,157	0.4	11,938	0.4	6,055	0.2
Total residential loans	667,340	27.3	629,536	24.4	698,722	25.0	659,625	23.7	513,956	21.1
Consumer Loans:										
Home equity & lines of credit	258,499	10.5	268,793	10.5	288,875	10.3	314,467	11.3	363,592	15.0
Personal	55,850	2.3	73,094	2.8	94,036	3.4	112,142	4.0	133,258	5.5
Education	217,896	8.9	234,844	9.1	249,696	8.9	257,021	9.2	163,882	6.8
Automobile	170,946	7.0	160,041	6.2	154,144	5.5	143,503	5.1	145,127	6.0
Total consumer loans	703,191	28.7	736,772	28.6	786,751	28.1	827,133	29.6	805,859	33.3
Total loans	2,447,304	100.0%	2,576,129	100.0%	2,796,402	100.0%	2,790,119	100.0%	2,424,582	100.0%
Allowance for losses	(57,649)		(54,213)		(45,366)		(45,855)		(36,905)	
Loans, net	$2,389,655		$2,521,916		$2,751,036		$2,744,264		$2,387,677	

Loan Maturity

The following table sets forth certain information at December 31, 2012 regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The tables do not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. Our adjustable-rate mortgage loans generally do not provide for downward adjustments below the initial discounted contract rate. When market interest rates rise, the interest rates on these loans may increase based on the contract rate (the index plus the margin) exceeding the initial interest rate floor.

December 31, 2012 (Dollars in thousands)	Commercial Real Estate	Commercial Business	Commercial Construction	Residential Real Estate	Residential Construction	Home Equity & Lines of Credit	Personal	Education	Auto	Total Loans
Amounts due in:										
One year or less	$ 61,127	$ 54,334	$ 74,743	$ 3,214	$1,948	$ 55,179	$ 2,018	$ 17	$ 2,275	$ 254,855
More than 1-5 years	145,781	78,723	20,302	10,379	146	27,013	8,864	1,368	114,683	407,259
More than 5-10 years	98,605	35,986	8,337	54,330	-	69,779	20,154	18,083	53,988	359,262
More than 10 years	334,044	163,126	1,665	597,323	-	106,528	24,814	198,428	-	1,425,928
Total	$639,557	$332,169	$105,047	$665,246	$2,094	$258,499	$55,850	$217,896	$170,946	$2,447,304

The following table sets forth all loans at December 31, 2012 that are due after December 31, 2013 and have either fixed interest rates or floating or adjustable interest rates:

(Dollars in thousands)	Fixed Rates	Floating or Adjustable Rates	Total
Commercial real estate	$ 169,004	$409,426	$ 578,430
Commercial business	73,040	204,693	277,733
Commercial construction	7,301	23,003	30,304
Residential real estate	611,341	53,155	664,496
Residential construction	150	-	150
Home equity and lines of credit	189,805	13,374	203,179
Personal	54,118	-	54,118
Education	203,878	14,001	217,879
Automobile	168,671	-	168,671
Total	$1,477,308	$717,652	$2,194,960

Loan Activity

The following table shows loans originated, purchased and sold during the periods indicated:

Year Ended December 31, (Dollars in thousands)	2012	2011	2010	2009	2008
Total loans at beginning of period	$2,576,129	$2,796,402	$2,790,119	$2,424,582	$2,120,922
Originations:					
Commercial:					
Commercial real estate	79,542	50,238	72,176	66,842	114,126
Commercial business	82,791	85,180	131,865	202,947	237,148
Commercial construction	38,811	77,323	141,644	116,391	144,312
Total commercial loans	201,144	212,741	345,685	386,180	495,586
Residential:					
Residential real estate	225,730	138,972	191,805	183,666	100,403
Residential construction	1,593	5,261	12,031	8,940	8,462
Total residential loans	227,323	144,233	203,836	192,606	108,865
Consumer:					
Home equity and lines of credit	72,696	72,242	62,978	45,780	61,962
Personal	1,377	3,884	43,853	52,894	86,557
Education	-	-	-	16,425	39,564
Automobile	82,223	74,407	76,639	71,090	53,722
Total consumer loans	156,296	150,533	183,470	186,189	241,805
Total loans originated	584,793	507,507	732,991	764,975	846,256
Loans acquired from SE Financial	175,231	-	-	-	-
Purchases	-	-	9,888	201,681	38,356
Less:					
Principal payments and repayments	779,504	664,147	726,652	560,617	580,166
Loan sales	100,685	58,883	-	37,272	-
Transfers to foreclosed real estate	8,630	4,750	9,944	3,230	786
Total loans at end of period	$2,447,304	$2,576,129	$2,796,402	$2,790,119	$2,424,582

Deposits

Our deposit base is comprised of demand deposits, money market and passbook accounts and time deposits. Deposits increased $332.7 million, or 9.3%, to $3.9 billion at December 31, 2012 from $3.6 billion at December 31, 2011. For the year ended December 31, 2012, core deposits increased $379.8 million to $3.1 billion, which represents approximately 79.6% of our total deposit portfolio. The increase was primarily driven by the addition of $275.3 million of deposits acquired from SE Financial Corp and a $161.9 million increase in our savings and clubs accounts. These increases to deposits were partially offset by a $67.5 million decrease in municipal deposits, which was consistent with the planned run off of higher cost non-relationship-based municipal deposits. Municipal checking accounts consisted of approximately 1,346 accounts with an average balance of $473 thousand at December 31, 2012 compared to 1,622 accounts with an average balance of $538 thousand at December 31, 2011.

The following table sets forth the deposits as a percentage of total deposits for the periods indicated:

At December 31, (Dollars in thousands)	2012 Amount	2012 Percent of Total Deposits	2011 Amount	2011 Percent of Total Deposits	2010 Amount	2010 Percent of Total Deposits
Non-interest bearing deposits	$ 328,892	8.4%	$ 278,968	7.8%	$ 282,050	7.2%
Interest-earning checking accounts	663,737	16.9	485,160	13.5	420,873	10.7
Municipal checking accounts	611,599	15.6	679,055	18.9	1,072,574	27.2
Money market accounts	496,508	12.6	529,877	14.7	622,050	15.8
Savings accounts	1,037,424	26.4	783,388	21.8	696,629	17.7
Time deposits	789,353	20.1	838,354	23.3	848,128	21.4
Total	$3,927,513	100.0%	$3,594,802	100.0%	$3,942,304	100.0%

We are required to pledge securities to secure municipal deposits. At December 31, 2012 and 2011, we had pledged $438.4 million and $543.1 million, respectively, of securities to secure these deposits.

The following table sets forth the time remaining until maturity for certificate of deposits of $100,000 or more at December 31, 2012.

December 31, 2012 (Dollars in thousands)	Certificates of Deposit
Maturity Period:	
Three months or less	$ 36,175
Over three through six months	22,143
Over six through twelve months	34,715
Over twelve months	44,829
Total	$137,862

The following table sets forth the deposit activity for the periods indicated:

Year Ended December 31, (Dollars in thousands)	2012	2011	2010
Beginning balance	$3,594,802	$3,942,304	$3,509,247
Increase (decrease) before interest credited	34,714	(377,426)	398,774
Interest credited	22,704	29,924	34,283
Deposits acquired from SE Financial	275,293	-	-
Net increase (decrease) in deposits	332,711	(347,502)	433,057
Ending balance	$3,927,513	$3,594,802	$3,942,304

Borrowings

We have the ability to utilize advances from the FHLB of Pittsburgh to supplement our liquidity. As a member, we are required to own capital stock in the FHLB and are authorized to apply for advances on the security of such stock and certain mortgage loans and other assets, provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. We also utilize securities sold under agreements to repurchase and overnight repurchase agreements, along with the Federal Reserve Bank's discount window and Federal Funds lines with correspondent banks to supplement our supply of investable funds and to meet deposit withdrawal requirements. To secure our borrowings, we generally pledge securities and/or loans. The types of securities pledged for borrowings include, but are not limited to, agency GSE notes and agency mortgage-backed securities.

The following table sets forth the outstanding borrowings and weighted averages at the dates indicated:

Year Ended December 31, (Dollars in thousands)	2012	2011	2010
Maximum amount outstanding at any month-end during period:			
Federal Home Loan Bank advances	$165,000	$113,000	$169,750
Repurchase agreements	125,000	135,000	235,000
Federal Home Loan Bank overnight borrowings	-	-	-
Federal Reserve Bank of Philadelphia overnight borrowings	-	-	-
Statutory trust debenture	25,352	25,335	25,317
Other	-	-	-
Average outstanding balance during period:			
Federal Home Loan Bank advances	$135,669	$101,655	$134,628
Repurchase agreements	99,891	128,589	217,493
Federal Home Loan Bank overnight borrowings	4	-	274
Federal Reserve Bank of Philadelphia overnight borrowings	3	1	555
Statutory trust debenture	22,343	25,325	25,308
Other	8	24	1,276
Weighted average interest rate during period:			
Federal Home Loan Bank advances	2.92%	3.26%	3.81%
Repurchase agreements	3.60	3.72	4.36
Federal Home Loan Bank overnight borrowings	0.15	-	-
Federal Reserve Bank of Philadelphia overnight borrowings	0.77	0.73	0.75
Statutory trust debenture	2.18	2.02	2.05
Other	0.62	0.25	0.20
Balance outstanding at end of period:			
Federal Home Loan Bank advances	$140,000	$100,000	$113,000
Repurchase agreements	85,000	125,000	135,000
Federal Home Loan Bank overnight borrowings	-	-	-
Federal Reserve Bank of Philadelphia overnight borrowings	-	-	-
Statutory trust debenture	25,352	25,335	25,317
Other	-	-	-
Weighted average interest rate at end of period:			
Federal Home Loan Bank advances	2.68%	3.19%	3.37%
Repurchase agreements	3.41	3.63	3.74
Federal Home Loan Bank overnight borrowings	-	-	-
Federal Reserve Bank of Philadelphia overnight borrowings	-	-	-
Statutory trust debenture	1.89	2.13	1.88

Results of Operations for the Years Ended December 31, 2012, 2011, and 2010

Financial Highlights

We recorded net income of $14.2 million for the year ended December 31, 2012 compared to net income of $11.0 million for the year ended December 31, 2011 and a net loss of $9.0 million for the year ended December 31, 2010. Net income for the year ended December 31, 2012 included $2.2 million of merger charges related to the acquisition of SE Financial Corp. Net income for the year ended December 31, 2011 included $5.1 million of restructuring charges related to the implementation of our expense management reduction program. Credit costs have decreased during the year ended December 31, 2012 from the same period in 2011 but continue to have a significant impact on our financial results. During the year ended December 31, 2012, we recorded a provision for loan losses of $28.0 million compared to $37.5 million for the year ended December 31, 2011. Non-interest income increased $2.4 million to $27.6 million for the year ended December 31, 2012 primarily due to $1.8 million increase in mortgage banking income.

Summary Income Statements

The following table sets forth the income summary for the periods indicated:

Year Ended December 31, (Dollars in thousands)				Change 2012/2011		Change 2011/2010	
	2012	2011	2010	$	%	$	%
Net interest income	$139,457	$142,097	$147,618	($2,640)	(1.86)%	($5,521)	(3.74)%
Provision for loan losses	28,000	37,500	70,200	(9,500)	(25.33)%	(32,700)	(46.58)%
Non-interest income	27,606	25,236	27,220	2,370	9.39%	(1,984)	(7.29)%
Non-interest expenses	123,125	120,710	128,390	2,415	2.00%	(7,680)	(5.98)%
Income tax expense (benefit)	1,759	(1,913)	(14,789)	3,672	191.95%	12,876	(87.06)%
Net income (loss)	14,179	11,036	(8,963)	3,143	28.48%	19,999	223.13%
Return on average equity	2.23%	1.77%	(1.39)%				
Return on average assets	0.29%	0.23%	(0.18)%				

Net Interest Income

Average Balance Table

The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average daily balances of assets or liabilities, respectively, for the periods presented. Loan fees are included in interest income on loans and are not material. Non-accrual loans are included in the average balances. In addition, yields are not presented on a tax-equivalent basis. Any adjustments necessary to present yields on a tax-equivalent basis are insignificant.

Average Balance Tables

	Year Ended December 31, 2012			Year Ended December 31, 2011			Year Ended December 31, 2010		
(Dollars in thousands)	Average Balance	Interest & Dividends	Yield / Cost	Average Balance	Interest & Dividends	Yield / Cost	Average Balance	Interest & Dividends	Yield / Cost
Interest Earning Assets:									
Investment Securities:									
Trading Securities	$ -	$ -	-%	$ 2,226	$ 26	1.19%	$ 7,804	$ 85	1.10%
Overnight Investments	353,058	893	0.25%	351,304	890	0.25%	172,712	437	0.25%
Stock	18,312	35	0.19%	20,878	5	0.02%	27,306	153	0.56%
Other Investment securities	1,508,347	36,820	2.44%	1,323,951	39,537	2.99%	1,443,982	50,086	3.47%
Total Investment securities	1,879,717	37,748	2.01%	1,698,359	40,458	2.38%	1,651,804	50,761	3.07%
Loans:									
Real estate loans									
Residential	661,308	32,622	4.93%	681,322	33,439	4.91%	672,391	35,083	5.22%
Non-residential	699,970	37,067	5.29%	759,196	38,679	5.09%	786,296	38,955	4.95%
Total real estate	1,361,278	69,689	5.12%	1,440,518	72,118	5.00%	1,458,687	74,038	5.08%
Business loans	335,702	20,030	5.96%	368,495	20,517	5.56%	377,519	20,458	5.42%
Small Business loans	140,170	8,346	5.95%	145,900	8,718	5.97%	158,092	9,375	5.93%
Total Business & Small Business loans	475,872	28,376	5.96%	514,395	29,235	5.68%	535,611	29,833	5.57%
Total Business loans	1,175,842	65,443	5.56%	1,273,591	67,914	5.33%	1,321,907	68,788	5.20%
Personal loans	728,522	34,617	4.75%	761,588	38,332	5.03%	799,947	42,882	5.36%
Total loans, net of discount	2,565,672	132,682	5.17%	2,716,501	139,685	5.14%	2,794,245	146,753	5.25%
Total interest earning assets	4,445,389	170,430	3.83%	4,414,860	180,143	4.08%	4,446,049	197,514	4.44%
Non-interest earning assets	388,553			393,912			419,041		
Total assets	$4,833,942			$4,808,772			$4,865,090		
Interest Bearing Liabilities:									
Interest bearing savings and demand deposits:									
Savings and club accounts	$944,997	$ 5,262	0.56%	$740,466	$4,891	0.66%	$ 623,819	$ 4,526	0.73%
Money market accounts	532,266	3,130	0.59%	598,592	4,267	0.71%	622,762	4,981	0.80%
Demand deposits	581,003	1,663	0.29%	432,901	959	0.22%	373,737	1,078	0.29%
Demand deposits - Municipals	636,140	3,049	0.48%	873,234	6,783	0.78%	932,004	9,463	1.02%
Certificates of deposit	818,906	9,765	1.19%	878,326	12,531	1.43%	881,287	14,710	1.68%
Total interest-bearing deposits	3,513,312	22,869	0.65%	3,523,519	29,431	0.84%	3,433,609	34,758	1.01%
Borrowings	260,918	8,104	3.11%	255,594	8,615	3.37%	379,534	15,138	3.99%
Total interest-bearing liabilities	3,774,230	30,973	0.82%	3,779,113	38,046	1.01%	3,813,143	49,896	1.31%
Non-interest-bearing deposits	300,153			277,819			268,702		
Other non-interest-bearing liabilities	126,217			129,630			136,196		
Total liabilities	4,200,600			4,186,562			4,218,041		
Total stockholders' equity	633,342			622,210			647,049		
Total liabilities and stockholders' equity	$4,833,942			$4,808,772			$4,865,090		
Net interest income		$139,457			$142,097			$147,618	
Interest rate spread			3.01%			3.07%			3.13%
Net interest margin			3.13%			3.22%			3.32%
Average interest-earning assets to average interest-bearing liabilities			117.78%			116.83%			116.60%

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. Changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to rate and the changes due to volume.

	Year Ended 12/31/2012 Compared to Year Ended 12/31/2011			Year Ended 12/31/2011 Compared to Year Ended 12/31/2010		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
(Dollars in thousands)	Volume	Rate	Net	Volume	Rate	Net
Interest income:						
Loans receivable	($7,800)	$797	($7,003)	($3,998)	($3,070)	($7,068)
Trading securities	(26)	-	(26)	(65)	6	(59)
Overnight investments	4	(1)	3	452	1	453
Investment securities	(13,135)	5,403	(7,732)	(1,226)	(1,939)	(3,165)
Mortgage-backed securities	14,723	(9,248)	5,475	(3,303)	(3,336)	(6,639)
Collateralized mortgage obligations	1,054	(1,514)	(460)	639	(1,384)	(745)
Other interest-earning assets	(5)	35	30	(2)	(146)	(148)
Total interest-earning assets	(5,185)	(4,528)	(9,713)	(7,503)	(9,868)	(17,371)
Interest expense:						
Interest-earning checking accounts	(345)	(2,685)	(3,030)	2	(2,801)	(2,799)
Money market	(390)	(747)	(1,137)	(172)	(542)	(714)
Savings accounts	1,139	(768)	371	770	(405)	365
Time deposits	(708)	(2,058)	(2,766)	(42)	(2,137)	(2,179)
Total interest-bearing deposits	(304)	(6,258)	(6,562)	558	(5,885)	(5,327)
FHLB advances	992	(353)	639	(1,076)	(729)	(1,805)
Repurchase agreements	(1,033)	(157)	(1,190)	(3,308)	(1,395)	(4,703)
Federal Reserve overnight borrowings	-	-	-	(4)	-	(4)
FHLB overnight borrowings	-	-	-	(2)	-	(2)
Fed Funds purchased	-	-	-	(2)	-	(2)
Statutory trust debenture	-	40	40	-	(7)	(7)
Total interest-bearing liabilities	(345)	(6,728)	(7,073)	(3,834)	(8,016)	(11,850)
Net change in net interest income	($4,840)	$2,200	($2,640)	($3,669)	($1,852)	($5,521)

2012 vs. 2011. For the year ended December 31, 2012, net interest income decreased $2.6 million, or 1.9%, to $139.5 million from $142.1 million for the year ended December 31, 2011. For the year ended December 31, 2012, total interest income decreased $9.7 million, or 5.4%, to $170.4 million from $180.1 million for the year ended December 31, 2011. The decrease in interest income was driven by excess levels of cash as a result of higher than normal commercial loan prepayments, weak overall loan demand and prepayments of higher yielding investments. We have been able to reduce the cost of our interest bearing liabilities in 2012 with average rates decreasing to 0.82% for the year ended December 31, 2012 from 1.01% for the year ended December 31, 2011, by reducing borrowings and re-pricing higher cost deposits, particularly municipal deposits. For the year ended December 31, 2012, total interest expense decreased $7.0 million, or 18.6%, to $31.0 million from $38.0 million for the year ended December 31, 2011 due to a decline in interest rates. During 2012, the average balance of our time deposits decreased $59.4 million and the cost on time deposits decreased 24 basis points. The rate on municipal deposits decreased 30 basis points to 0.48% at December 31, 2012 compared to 0.78% at December 31, 2011. We believe that the low interest rate environment will continue to lower yields on our investment and loan portfolios to a greater extent than we can reduce rates on deposits which will put pressure on net interest margin in future periods.

2011 vs. 2010. For the year ended December 31, 2011, net interest income decreased $5.5 million, or 3.7%, to $142.1 million from $147.6 million for the year ended December 31, 2010. For the year ended December 31, 2011, total interest income decreased $17.4 million, or 8.8%, to $180.1 million from $197.5 million for the year ended December 31, 2010. The decrease in interest income was driven by excess levels of cash to cover additional municipal deposit run-off and by low interest rates which have reduced the yields on our investment portfolio as excess liquidity is invested at lower yields. Mortgage re-financings have also resulted in lower yields on our mortgage portfolio. We have been able to reduce the cost of our interest bearing liabilities in 2011 with average rates decreasing to 1.01% for the year ended December 31, 2011 from 1.31% for the year ended December 31, 2010, by reducing borrowings and re-pricing higher cost deposits. For the year ended December 31, 2011, total interest expense decreased $11.9 million, or 23.8%, to $38.0 million from $49.9 million for the year ended December 31, 2010 due to a decline in interest rates. During 2011, the average balance of our time deposits decreased $3.0 million and the cost on time deposits decreased 25 basis points.

Provision for Loan Losses

A provision for loan losses of $28.0 million was recorded for the year ended December 31, 2012 compared to provisions of $37.5 million and $70.2 million for the years ended December 31, 2011 and 2010, respectively. Credit costs have decreased for the year end December 31, 2012 compared to the same period in 2011 but continue to have a signi. ant impact on our financial results. Net charge-offs for the year ended December 31, 2012 were $24.6 million, compared to $28.7 million and $70.7 million for the years ended December 31, 2011 and 2010, respectively. We charge-off any collateral or cash flow deficiency on all classified loans once they are 90 days delinquent. Education loans greater than 90 days delinquent continue to accrue interest as these loans are guaranteed by the government and have little risk of credit loss. The provision for loan losses was determined by management to be an amount necessary to maintain a balance of allowance for loan losses at a level that considers all known and current losses in the loan portfolio as well as potential losses due to unknown factors such as the economic environment. Changes in the provision were based on management's analysis of various factors such as: estimated fair value of underlying collateral, recent loss experience in particular segments of the portfolio, levels and trends in delinquent loans, and changes in general economic and business conditions.

At December 31, 2012, the allowance for loan losses totaled $57.6 million, or 2.36% of total loans outstanding, compared to $54.2 million, or 2.10% of total loans outstanding, as of December 31, 2011 and $45.4 million, or 1.62% of total loans outstanding, as of December 31, 2010. The increase in the allowance for loan losses was primarily the result of elevated levels of charge-offs during 2011 and 2010 and our continued concern about real estate collateral values. An analysis of the changes in the allowance for loan losses is presented under *"Risk Management–Analysis and Determination of the Allowance for Loan Losses"* below.

Non-interest Income

The following table sets forth a summary of non-interest income for the periods indicated:

				Change 2012/2011		Change 2011/2010	
Year Ended December 31,	**2012**	**2011**	**2010**	**$**	**%**	**$**	**%**
(Dollars in thousands)							
Insurance commission income	$7,389	$ 7,720	$ 8,658	($331)	(4.29)%	($ 938)	(10.8)%
Services charges and other income	10,182	9,763	8,443	419	4.3	1,320	15.6
Mortgage banking income	2,731	916	-	1,815	198.2	916	100.0
Impairment charge on securities available-for-sale	-	-	(88)	-	-	88	(100.0)
Gains on sale of investment securities available-for-sale	2,882	652	2,390	2,230	342.0	(1,738)	(72.7)
Trading securities profits	-	81	326	(81)	100.0	(245)	(75.2)
Limited partnership losses and amortizations	(2,683)	(1,159)	(509)	(1,524)	(131.5)	(650)	(127.7)
Bank owned life insurance	1,479	1,458	1,461	21	1.4	(3)	(0.2)
Returned check charges	5,626	5,805	6,539	(179)	(3.1)	(734)	(11.2)
Total	$27,606	$25,236	$27,220	$2,370	9.39%	($1,984)	(7.3)%

2012 vs. 2011. For the year ended December 31, 2012, non-interest income increased $2.4 million, or 9.4%, to $27.6 million from $25.2 million for the year ended December 31, 2011. The increase in non-interest income was primarily due to a $2.2 million increase in gain on the sale of securities and a $1.8 million increase in mortgage banking income, partially offset by $1.5 million of additional amortization of limited partnership losses as we align the low income housing investments to the remaining tax credits.

2011 vs. 2010. For the year ended December 31, 2011, non-interest income decreased $2.0 million, or 7.3%, to $25.2 million from $27.2 million for the year ended December 31, 2010. The decrease in non-interest income was primarily due to a $1.7 million decrease in gain on the sale of securities and a $938 thousand decrease in insurance and advisory income, partially offset by a $916 gain recognized during 2011 in connection with the sale of loans as part our Small Business Administration lending and mortgage banking programs.

Non-interest Expense

The following table sets forth an analysis of non-interest expense for the periods indicated:

				Change 2012/2011		Change 2011/2010	
(Dollars in thousands)	2012	2011	2010	$	%	$	%
Salaries and employee benefits	$57,529	$ 55,812	$ 61,048	$1,717	3.1%	($5,236)	(8.6)%
Occupancy expense	9,887	11,040	11,815	(1,153)	(10.4)	(775)	(6.6)
Depreciation, amortization and maintenance	8,919	8,683	9,260	236	2.7	(577)	(6.2)
Amortization of intangibles	4,163	3,584	3,511	579	16.2	73	2.1
Marketing expense	2,811	3,189	5,898	(378)	(11.9)	(2,709)	(45.9)
Insurance expense	1,842	1,875	1,767	(33)	(1.8)	108	6.1
Professional fees	5,396	4,380	4,731	1,016	23.2	(351)	(7.4)
Printing and supplies	1,791	1,691	2,362	100	5.9	(671)	(28.4)
Correspondent bank charges	2,301	2,112	2,819	189	8.9	(707)	(25.1)
Postage expense	1,419	1,227	1,329	192	15.6	(102)	(7.7)
FDIC insurance	4,221	5,332	5,606	(1,111)	(20.8)	(274)	(4.9)
Internet banking	2,077	2,208	1,862	(131)	(5.9)	346	18.6
Debit card rewards	1,161	1,199	969	(38)	(3.2)	230	23.7
Real estate owned expenses	1,724	1,632	1,008	92	5.6	624	61.9
Real estate owned losses	3,077	781	1,455	2,296	294.0	(674)	(46.3)
Loan expenses	4,143	3,705	2,727	438	11.8	978	35.9
Merger and restructuring charges	2,233	5,058	-	(2,825)	(55.9)	5,058	100.0
Other	8,431	7,202	10,223	1,229	17.1	(3,021)	(29.6)
Total	$123,125	$120,710	$128,390	$2,415	2.0%	($7,680)	(6.0)%

2012 vs. 2011. For the year ended December 31, 2012, non-interest expense increased $2.4 million, or 2.0%, to $123.1 million from $120.7 million for the year ended December 31, 2011. The increase in non-interest expense was driven by to a $1.7 million increase in salaries and benefits primarily as a result of the acquisition of SE Financial and the expansion of our credit risk management and lending staff, a $2.3 million increase in real estate owned losses which consists of property write downs from updated appraisals as well as the loss on the sale of properties. During the fourth quarter we settled an outstanding lawsuit for $1.0 million which was included in professional fees. These increases were partially offset by a $2.8 million decrease in merger and restructuring charges, a $1.2 million decrease in occupancy expense due to management cost savings initiatives implemented during 2011, and a $1.1 million decrease in FDIC insurance as a result of the assessment base change. For the year ended December 31, 2012, our efficiency ratio was 73.70% compared to 72.1% for the year ended December 31, 2011 and 73.4% for the year ended December 31, 2010.

2011 vs. 2010. For the year ended December 31, 2011, non-interest expense decreased $7.7 million, or 6.0%, to $120.7 million from $128.4 million for the year ended December 31, 2010. The decrease in non-interest expense was primarily due to a $5.2 million decrease in salaries and benefits, a $2.7 million decrease in marketing expense and $3.6 million in operating expense reductions as a result of the cost savings initiatives implemented during the first quarter of 2011. These decreases were partially offset by a $5.1 million restructuring charge recorded during the year, a $978 thousand increase in loan expenses and a $632 thousand increase in real estate owned expenses. For the year ended December 31, 2011, our efficiency ratio improved to 72.1% compared to 73.4% for the year ended December 31, 2010 and 77.7% for the year ended December 31, 2009.

Income Tax Expense

2012 vs. 2011. We recorded an income tax expense of $1.8 million for 2012, reflecting an effective rate of 11.04%, compared to a benefit for income taxes of $1.9 million for 2011, reflecting an effective tax rate benefit of 20.97%. The change from 2011 to 2012 is primarily due to the reversal of a charitable contribution valuation allowance during the year ended December 31, 2011 as well as an increase in income before income taxes of $6.8 million, to $15.9 million for the year ended December 31, 2012 from net income before taxes of $9.1 million for the year ended December 31, 2011. The tax rates differ from the statutory rate of 35% principally because of tax-exempt investments, non-taxable income related to bank-owned life insurance and tax credits received on affordable housing partnerships. These tax credits relate to investments maintained by the Company as a limited partner in partnerships that sponsor affordable housing projects utilizing low-income housing credits pursuant to Section 42 of the Internal Revenue Code. For the year ended December 31, 2011, the rate also differed from the statutory rate of 35% due to the previously mentioned reversal of a charitable valuation allowance recorded in previous periods.

As of December 31, 2012, we had net deferred tax assets totaling $47.1 million as compared to $38.0 million as of December 31, 2011. These deferred tax assets can only be realized if we generate taxable income in the future. We regularly evaluate the realizability of deferred tax asset positions. In determining whether a valuation allowance is necessary, we consider the level of taxable income in prior years to the extent that carrybacks are permitted under current tax laws, as well as estimates of future pre-tax and taxable income and tax planning strategies that would, if necessary, be implemented. We currently maintain a valuation allowance for certain state net operating losses and other-than-temporary impairments that management believes it is more likely than not that such deferred tax assets will not be realized. We expect to realize our remaining deferred tax assets over the allowable carryback and/or carryforward periods. Therefore, no valuation allowance is deemed necessary against our remaining federal or remaining state deferred tax assets as of December 31, 2012. However, if an unanticipated event occurred that materially changed pre-tax and taxable income in future periods, an increase in the valuation allowance may become necessary and it could be material to our financial statements.

2011 vs. 2010. The benefit for income taxes was $1.9 million for 2011, reflecting an effective rate of 20.97%, compared to a benefit for income taxes of $14.8 million for 2010, reflecting an effective rate of 62.26%. The change from 2010 to 2011 is primarily due to an increase in income before income taxes of $32.9 million, to $9.1 million for the year ended December 31, 2011 from a net loss before income taxes of $23.8 million for the year ended December 31, 2010. The increase in income before income taxes for the year ended December 31, 2011 as compared to the year ended December 31, 2010 was primarily due to a decrease in the provision for loan losses of $32.7 million. The tax rates differ from the statutory rate of 35% principally because of tax-exempt investments, non-taxable income related to bank-owned life insurance and tax credits received on affordable housing partnerships. These tax credits relate to investments maintained by the Company as a limited partner in partnerships that sponsor affordable housing projects utilizing low-income housing credits pursuant to Section 42 of the Internal Revenue Code. For the year ended December 31, 2011, the rate also differed from the statutory rate of 35% due to a reversal of a charitable valuation allowance recorded in previous periods.

As of December 31, 2011, we had net deferred tax assets totaling $38.0 million, as compared to net deferred tax assets totaling $31.9 million at December 31, 2010. These deferred tax assets can only be realized if we generate taxable income in the future. We regularly evaluate the realizability of deferred tax asset positions. In determining whether a valuation allowance is necessary, we consider the level of taxable income in prior years to the extent that carrybacks are permitted under current tax laws, as well as estimates of future pre-tax and taxable income and tax planning strategies that would, if necessary, be implemented. We currently maintain a valuation allowance for certain state net operating losses, and other-than-temporary impairments, that management believes it is more likely than not that such deferred tax assets will not be realized. We expect to realize our remaining deferred tax assets over the allowable carryback and/or carryforward periods. Therefore, no valuation allowance is deemed necessary against our remaining federal or remaining state deferred tax assets as of December 31, 2011. However, if an unanticipated event occurred that materially changed pre-tax and taxable income in future periods, an increase in the valuation allowance may become necessary and it could be material to our financial statements.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for at fair value. Other risks that we face are operational risk, liquidity risk and reputation risk. Operational risk includes risks related to fraud, regulatory compliance, processing errors, technology, and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. The objective of our credit risk management strategy is to quantify and manage credit risk on a segmented portfolio basis, as well as to limit the risk of loss resulting from an individual customer default. Our credit risk management strategy focuses on conservatism, diversification and monitoring. Our lending practices include conservative exposure limits, underwriting, documentation, and collection standards. Our credit risk management strategy also emphasizes diversification on an industry and customer level as well as regular credit examinations and monthly management reviews of large credit exposures and credits experiencing deterioration of credit quality. The Board of Directors has granted loan approval authority to certain officers or groups of officers up to prescribed limits, based on an officer's experience and tenure. Generally, all commercial loans less than $10.0 million must be approved by a Loan Committee, which is comprised of personnel from the Credit, Finance and Lending departments. Individual loans or lending relationships with aggregate exposure in excess of $10.0 million must be approved by the Directors' Loan Committee of the Company's Board, which is comprised of senior Bank officers and five non-employee directors. Loans in excess of $15.0 million must also be approved by the Executive Committee of the Board, which includes five non-employee directors. Underwriting activities are centralized. Our credit risk review function provides objective assessments of the quality of underwriting and documentation, the accuracy of risk grades and the charge-off, non-accrual and reserve analysis process. Our credit review process and overall assessment of required allowances is based on quarterly assessments of the probable estimated losses inherent in the loan portfolio. We use these assessments to identify potential problem loans within the portfolio, maintain an adequate reserve and take any

necessary charge-offs. We charge off the collateral or cash flow deficiency on all loans once they become 90 days delinquent. Generally, all consumer loans are charged-off once they become 90 days delinquent except for education loans as they are guaranteed by the government and there is little risk of loss. In addition to the individual review of larger commercial loans that exhibit probable or observed credit weaknesses, the commercial credit review process includes the use of an enhanced risk grading system. This risk grading system is consistent with Basel II expectations and allows for precision in the analysis of commercial credit risk. Historical portfolio performance metrics, current economic conditions and delinquency monitoring are factors used to assess the credit risk in our homogenous commercial, residential and consumer loan portfolio.

Analysis of Non-performing, Classified Assets and Troubled Debt Restructured. We consider repossessed assets and loans that are 90 days or more past due, except guaranteed student loans, to be non-performing assets. Generally, all loans are placed on non-accrual status when they become 90 days delinquent at which time the accrual of interest ceases and any collateral or cash flow deficiency is charged-off. Typically, payments received on a non-accrual loan are applied to the outstanding principal balance of the loan.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired, it is recorded at the lower of its cost or fair market value ("FMV") less estimated costs to sell. Holding costs and declines in fair value after acquisition of the property result in charges against income.

We consider a loan a troubled debt restructuring ("TDR") when the borrower is experiencing financial difficulty and we grant a concession that we would not otherwise consider but for the borrower's financial difficulties. A TDR includes a modification of debt terms or assets received in satisfaction of the debt (which may include foreclosure or deed in lieu of foreclosure) or a combination of types. We evaluate selective criteria to determine if a borrower is experiencing financial difficulty including the ability of the borrower to obtain funds from sources other than the Bank at market rates. We consider all TDR loans that are on non-accrual status to be impaired loans. We will not consider the loan a TDR if the loan modification was a result of a customer retention program.

Once a loan has been classified as a TDR and has been put on non-accrual status, it will only be put back on accruing status when certain criteria are met. Our policy for returning a loan to accruing status requires the preparation of a well documented credit evaluation which includes the following:

- A review of the borrower's current financial condition in which the borrower must demonstrate sufficient cash flow to support the repayment of all principal and interest including any amounts previously charged-off;
- An updated appraisal or home valuation which must demonstrates sufficient collateral value to support the debt;
- Sustained performance based on the restructured terms for at least six consecutive months;
- Approval by the Special Assets Committee which consists of senior management including the Chief Credit Officer and the Chief Financial Officer.

The following table sets forth information with respect to our non-performing assets at the dates indicated. We had 29 TDRs on non-accrual status at December 31, 2012 totaling $15.3 million, 36 TDRs at December 31, 2011 totaling $23.7 million, 36 TDRs at December 31, 2010 totaling $26.7 million, 18 TDRs at December 31, 2009 totaling $33.3 million, five TDRs at December 31, 2008 totaling $16.4 million. Management monitors the activity and performance of non-performing assets on a weekly basis.

December 31, (Dollars in thousands)	**2012**	**2011**	**2010**	**2009**	**2008**
Non-accrual loans:					
Real estate loans:					
One- to four-family	$ 13,515	$ 12,477	$ 13,414	$ 1,226	$ 13
Commercial real estate	39,043	65,589	60,288	64,317	15,394
Residential construction	783	1,850	308	-	-
Total real estate loans	53,341	79,916	74,010	65,543	15,407
Commercial business loans	13,255	26,959	21,634	6,356	1,175
Consumer loans:					
Home equity lines of credit	1,110	499	-	-	248
Automobile loans	119	97	70	274	224
Other consumer loans	592	436	89	134	109
Total consumer loans	1,821	1,032	159	408	581
Total non-accrual loans (1)	68,417	107,907	95,803	72,307	17,163
Accruing loans past due 90 days or more:					
Real estate loans:					
One- to four-family	-	-	44	4,405	6,192
Commercial real estate	-	-	-	5,222	4,104
Total real estate loans	-	-	44	9,627	10,296
Commercial business loans	-	-	-	1,448	2,889
Consumer loans:					
Home equity lines of credit	-	-	-	12	-
Personal loans	-	-	-	141	7,584
Education loans (2)	24,013	28,423	27,888	36,771	-
Automobile loans	-	-	-	176	114
Total consumer loans	24,013	28,423	27,888	37,100	7,698
Total accruing loans past due 90 days or more	24,013	28,423	27,932	48,175	20,883
Total non-performing loans	92,430	136,330	123,735	120,482	38,046
Real estate owned	11,752	17,775	16,694	9,061	6,297
Troubled debt restructurings	-	-	-	33,337	16,442
Total non-performing assets	$104,182	$154,105	$140,429	$162,880	$60,785
Total non-performing loans to total loans	3.78%	5.29%	4.42%	4.32%	1.57%
Total non-performing assets to total assets	2.08%	3.35%	2.85%	3.49%	1.52%

(1) Includes $15.3 million, $22.2 million and $26.7 million of TDRs on non-accrual status as of December 31, 2012, 2011 and 2010, respectively. Non-accruing loans at December 31, 2012 do not include $2.3 million of loans acquired with deteriorated credit quality, which have been recorded at their fair value at acquisition.
(2) Education loans are 98% government guaranteed.

Non-performing assets, including loans 90 days past due and still accruing, decreased $49.9 million to $104.2 million, or 2.08% of total assets, at December 31, 2012 from $154.1 million, or 3.35% of total assets, at December 31, 2011. This decrease was primarily in our commercial loan portfolio and was the result of $38.9 million in principal pay downs and $17.8 million of non-performing loans returned to accruing status given the sustained performance of these loans under the restructured terms of the loan. Net charge-offs for the year ended December 31, 2012 were $24.6 million compared to $28.7 million for the year ended December 31, 2011. We charge-off the collateral or cash flow deficiency on all classified loans once they are 90 days delinquent. Non-performing assets at December 31, 2012 and 2011 included $24.0 million, or 23.1%, and $28.4 million, or 18.5%, respectively, of government guaranteed student loans where Beneficial has little risk of credit loss. We continue to rigorously review its loan portfolio to ensure that the collateral values remain sufficient to support the outstanding balances.

Interest income that would have been recorded for the year ended December 31, 2012, had non-accrual loans been current according to their original terms, amounted to approximately $4.8 million.

The tables below include impaired loans and the average balance of impaired loans as of December 31, 2012 and 2011:

Impaired Loans
For the Period Ended December 31, 2012
(Dollars in thousands)

	Unpaid Principal Balance	Life-to-Date Charge-offs	Carrying Amount of Impaired Loans	Charge-off % of UPB	Number of Loans	Average Impaired Loan Balance
Impaired loans with no related specific allowance recorded:						
Commercial Real Estate	$ 36,691	$11,055	$25,636	30.1%	75	$342
Commercial Business	25,128	6,381	18,747	25.4%	39	481
Commercial Construction	24,016	10,609	13,407	44.2%	11	1,219
Residential Real Estate	14,374	859	13,515	6.0%	146	93
Residential Construction	783	-	783	-	2	392
Home Equity and Lines of Credit	1,127	17	1,110	1.5%	17	65
Personal	743	151	592	20.3%	12	49
Education	-	-	-	-	-	-
Auto	126	7	119	5.6%	14	9
Total Impaired Loans	$102,988	$29,079	$73,909	28.2%	316	$234

Impaired Loans
For the Period Ended December 31, 2011
(Dollars in thousands)

	Unpaid Principal Balance	Life-to-Date Charge-offs	Carrying Amount of Impaired Loans	Charge-off % of UPB	Number of Loans	Average Impaired Loan Balance
Impaired loans with no related specific allowance recorded:						
Commercial Real Estate	$ 42,143	$12,776	$ 29,367	30.3%	55	$534
Commercial Business	34,182	7,223	26,959	21.1%	43	627
Commercial Construction	60,114	23,892	36,222	39.7%	20	1,811
Residential Real Estate	13,139	662	12,477	5.0%	127	98
Residential Construction	1,850	-	1,850	-	4	463
Home Equity and Lines of Credit	504	5	499	1.0%	7	71
Personal	830	394	436	47.5%	4	109
Education	-	-	-	-	-	-
Auto	97	-	97	-	9	11
Total Impaired Loans	$152,859	$44,952	$107,907	29.4%	269	$401

Federal regulations require us to review and classify our assets on a regular basis. In addition, the FDIC has the authority to identify problem assets and, if appropriate, require them to be classified. Our credit review process includes a risk classification of all commercial and residential loans that includes pass, special mention, substandard and doubtful. A loan is classified as pass when payments are current and it is performing under the original contractual terms. A loan is classified as special mention when the borrower exhibits potential credit weakness or a downward trend which, if not checked or corrected, will weaken the asset or inadequately protect the Bank's position. While potentially weak, the borrower is currently marginally acceptable; no loss of principal or interest is envisioned. A loan is classified as substandard when the borrower has a well defined weakness or weaknesses that jeopardize the orderly liquidation of the debt. A substandard loan is inadequately protected by the current net worth and paying capacity of the obligor, normal repayment from this borrower is in jeopardy, and there is a distinct possibility that a partial loss of interest and/or principal will occur if the deficiencies are not corrected. A loan is classified as doubtful when a borrower has all weaknesses inherent in a substandard loan with the added provision that: (1) the weaknesses make collection of debt in full on the basis of currently existing facts, conditions and values highly questionable and improbable; (2) serious problems exist to the point where a partial loss of principal is likely; and (3) the possibility of loss is extremely high, but because of certain important, reasonably specific pending factors which may work to the advantage and strengthening of the assets, its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens and additional refinancing plans. We charge-off the collateral or cash flow deficiency on all loans classified as substandard. In all cases, loans are placed on non-accrual when 90 days past due or earlier if collection of principal or interest is considered doubtful.

The following table summarizes classified assets of all portfolio types at the dates indicated:

At December 31, (Dollars in thousands)	2012	2011	2010	2009	2008
Special mention assets	$ 70,635	$ 56,156	$ 42,643	$ 40,809	$42,233
Substandard assets	99,989	104,895	81,354	65,617	41,739
Doubtful assets	3,503	20,802	29,003	51,482	13,351
Total classified assets	$174,127	$181,853	$153,000	$157,908	$97,323

For all loans classified as substandard and doubtful, we have charged-off the collateral or cash flow deficiency on all classified loans that are 90 days past due.

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

The allowance for loan losses consists of two elements: (1) an allocated allowance, which is comprised of allowances established on specific loans, and allowances for each loan category based on historical loan loss experience adjusted for current trends and adjusted for both general economic conditions and other risk factors in our loan portfolios, and (2) an unallocated allowance to account for a level of imprecision in management's estimation process.

Management regularly monitors the condition of borrowers and assesses both internal and external factors in determining whether any relationships have deteriorated considering factors such as historical loss experience, trends in delinquency and non-performing loans, changes in risk composition and underwriting standards, the experience and ability of staff and regional and national economic conditions and trends.

We hired a Chief Credit Officer to supervise the workout department and identify, manage and work through non-performing assets. Our credit officers and workout group identify and manage potential problem loans for our commercial loan portfolios. Changes in management factors, financial and operating performance, Company behavior, industry factors and external events and circumstances are evaluated on an ongoing basis to determine whether potential impairment is evident and additional analysis is needed. For our commercial loan portfolios, risk ratings are assigned to each individual loan to differentiate risk within the portfolio and are reviewed on an ongoing basis by credit risk management and revised, if needed, to reflect the borrowers' current risk profiles and the related collateral positions. The risk ratings consider factors such as financial condition, debt capacity and coverage ratios, market presence and quality of management. When a credit's risk rating is downgraded to a certain level, the relationship must be reviewed and detailed reports completed that document risk management strategies for the credit going forward, and the appropriate accounting actions to take in accordance with generally accepted accounting principles in the United States. When credits are downgraded beyond a certain level, our workout department becomes responsible for managing the credit risk.

Risk rating actions are generally reviewed formally by one or more Credit Committees depending on the size of the loan and the type of risk rating action being taken. Our commercial, consumer and residential loans are monitored for credit risk and deterioration considering factors such as delinquency, loan to value ratios, and credit scores. We evaluate all of our loans throughout their life cycle on a portfolio basis.

When problem loans are identified that are secured with collateral, management examines the loan files to evaluate the nature and type of collateral supporting the loans. Management documents the collateral type, date of the most recent valuation, and whether any liens exist, to determine the value to compare against the committed loan amount. If a loan is identified as impaired and is collateral dependent, an updated appraisal is obtained to provide a baseline in determining the property's fair market value, a key input into the calculation to measure the level of impairment, and to establish a specific reserve or charge-off the collateral deficiency. If the collateral value is subject to significant volatility (due to location of asset, obsolescence, etc.) an appraisal is obtained more frequently. In-house revaluations are typically performed on a quarterly basis and updated appraisals are obtained annually, if determined necessary.

When we determine that the value of an impaired loan is less than its carrying amount, we recognize impairment through a charge-off to the allowance. We perform these assessments on at least a quarterly basis. For commercial loans, a charge-off is recorded when management determines we will not collect 100% of a loan based on the fair value of the collateral, less costs to sell the property, or the net present value of expected future cash flows. Charge-offs are recorded on a monthly basis and partially charged-off loans continue to be evaluated on a monthly basis. The collateral deficiency on consumer loans and residential loans are generally charged-off when deemed to be uncollectible or delinquent 90 days or more, whichever comes first, unless it can be clearly demonstrated that repayment will occur regardless of the delinquency status. Examples that would demonstrate repayment include a loan that is secured by adequate collateral and is in the process of collection, a loan supported by a valid guarantee or insurance, or a loan

supported by a valid claim against a solvent estate. Consumer loan delinquency includes $24.0 million in government guaranteed student loans at December 31, 2012.

Additionally, we reserve for certain inherent, but undetected, losses that are probable within the loan portfolio. This is due to several factors, such as, but not limited to, inherent delays in obtaining information regarding a customer's financial condition or changes in their unique business conditions and the interpretation of economic trends. While this analysis is conducted at least quarterly, we have the ability to revise the allowance factors whenever necessary in order to address improving or deteriorating credit quality trends or specific risks associated with a given loan pool classification.

Regardless of the extent of the our analysis of customer performance, portfolio evaluations, trends or risk management processes established, a level of imprecision will always exist due to the subjective nature of loan portfolio and/or individual loan evaluations. We maintain an unallocated allowance to recognize the existence of these exposures. These risk factors are continuously reviewed and revised by management where conditions indicate that the estimates initially applied are different from actual results. A comprehensive analysis of the allowance for loan losses is performed on a quarterly basis. In addition, a review of allowance levels based on nationally published statistics is conducted quarterly. The factors supporting the allowance for loan losses do not diminish the fact that the entire allowance for loan losses is available to absorb losses in the loan portfolio and related commitment portfolio, respectively. Our principal focus, therefore, is on the adequacy of the total allowance for loan losses.

The allowance for loan losses is subject to review by banking regulators. Our primary bank regulators regularly conduct examinations of the allowance for loan losses and make assessments regarding their adequacy and the methodology employed in their determination.

For the year ended December 31, 2012, a provision for loan losses of $28.0 million was recorded, and the allowance for loan losses at December 31, 2012 was $57.6 million, or 2.36% of total loans outstanding, compared to $54.2 million, or 2.10% of total loans outstanding, at December 31, 2011. This allowance represents management's estimate of the amount necessary to cover known and inherent losses in the loan portfolio.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated:

(Dollars in thousands)	2012		2011		2010		2009		2008	
	Allowance Allocated to Loan Portfolio	Loan Category as a % of Total Loans	Allowance Allocated to Loan Portfolio	Loan Category as a % of Total Loans	Allowance Allocated to Loan Portfolio	Loan Category as a % of Total Loans	Allowance Allocated to Loan Portfolio	Loan Category as a % of Total Loans	Allowance Allocated to Loan Portfolio	Loan Category as a % of Total Loans
Commercial:										
Commercial real estate	$21,994	26.1%	$16,254	21.2%	$14,793	21.5%	$ 9,842	21.5%	$15,748	22.4%
Commercial business loans	18,088	13.6	15,376	16.7	14,407	15.8	20,515	15.7	7,185	13.2
Commercial construction	8,242	4.3	14,791	9.1	9,296	9.6	4,344	9.5	6,996	10.0
Total Commercial	48,324	44.0	46,421	47.0	38,496	46.9	34,701	46.7	29,929	45.6
Residential:										
Residential real estate	2,293	27.2	1,620	24.2	1,854	24.6	5,460	23.3	3,152	20.9
Residential construction	142	0.1	65	0.2	30	0.4	97	0.4	37	0.2
Total real estate loans	2,435	27.3	1,685	24.4	1,884	25.0	5,557	23.7	3,189	21.1
Consumer:										
Home equity & lines of credit	2,397	10.5	2,020	10.5	2,136	10.3	2,169	11.3	1,400	15.0
Personal	2,062	2.3	1,855	2.8	977	3.4	1,041	4.0	849	5.5
Education	303	8.9	279	9.1	297	8.9	903	9.2	737	6.8
Automobile	1,578	7.0	1,403	6.2	1,026	5.5	1,484	5.1	801	6.0
Total consumer	6,340	28.7	5,557	28.6	4,436	28.1	5,597	29.6	3,787	33.3
Unallocated	550		550		550		-		-	
Total allowance for loan losses	$57,649	100.0%	$54,213	100.0%	$45,366	100.0%	$45,855	100.0%	$36,905	100.0%

Commercial Portfolio. The portion of the allowance for loan losses related to the commercial loan portfolio increased to $48.3 million at December 31, 2012 (4.5% of commercial loans) from $46.4 million at December 31, 2011 (3.8% of commercial loans). The increase in the reserve balance was primarily driven by continued elevated levels of net charge-offs, delinquencies, and loans classified as special mention and substandard and accruing during 2012. The Company recorded commercial loan net charge-offs in the amount of $21.5 million during the year ended December 31, 2012. We continue to charge-off any collateral or cash flow deficiency for non-performing loans once a loan is 90 days past due.

As a result, the entire reserve balance at December 31, 2012 consists of reserves against the pass rated and special mention commercial loan portfolio. We expect that the decline in real estate values and general economic conditions may result in higher loss levels.

Residential Loans. The portion of the allowance for loan losses related to the residential loan portfolio increased to $2.4 million (0.4% of residential loans) at December 31, 2012 from $1.7 million (0.3% of residential loans) at December 31, 2011. The increase in the reserve balance was primarily driven by continued elevated levels of net charge-offs during 2012 and our continued concern for residential real estate collateral values. We expect that the difficult housing environment, as well as general economic conditions, will continue to impact the residential loan portfolio, which may result in higher loss levels.

Consumer Loans. The portion of the allowance for loan losses related to the consumer loan portfolio increased to $6.3 million (0.9% of consumer loans) at December 31, 2012 from $5.6 million (0.8% of consumer loans) at December 31, 2011. The increase in the reserve balance was primarily driven by continued elevated levels of net charge-offs as well as increases in delinquencies (excluding student loans) during 2012. We expect that the high unemployment rate, the difficult housing environment, and general economic conditions will continue to impact the consumer loan portfolio, which may result in higher loss levels.

Unallocated Allowance. The unallocated allowance for loan losses was $550 thousand at December 31, 2012 and 2011, respectively. The unallocated allowance was established to account for a level of imprecision in management's estimation process. Management continuously evaluates its allowance methodology however, the unallocated allowance is subject to changes each reporting period due to certain inherent but undetected losses which are probable of being realized within the loan portfolio.

The allowance for loan losses is maintained at levels that management considers appropriate to provide for losses based upon an evaluation of known and inherent risks in the loan portfolio. Management's evaluation takes into consideration the risks inherent in the loan portfolio, past loan loss experience, specific loans with loss potential, geographic and industry concentrations, delinquency trends, economic conditions, the level of originations and other relevant factors. While management uses the best information available to make such evaluations, future adjustments to the allowance for credit losses may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that an increase to the existing allowance for loan losses will not be necessary should the quality of loans deteriorate as a result of the factors described above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operation.

The following table sets forth an analysis of the activity in the allowance for loan losses for the periods indicated:

Year Ended December 31, (Dollars in thousands)	2012	2011	2010	2009	2008
Allowance at beginning of period	$54,213	$45,366	$45,855	$36,905	$23,341
Provision for loan losses	28,000	37,500	70,200	15,697	18,901
Charge-offs:					
Real estate loans:					
One- to four-family	1,215	1,004	918	6	35
Commercial real estate	13,393	24,571	51,841	2,851	921
Total real estate loans	14,608	25,575	52,759	2,857	956
Commercial business loans	9,867	5,897	14,505	1,870	2,753
Consumer:					
Home equity lines of credit	979	587	2,106	544	433
Automobile loans	1,070	1,185	1,090	1,340	1,282
Other consumer loans	816	1,790	1,182	1,092	539
Total consumer loans	2,865	3,562	4,378	2,976	2,254
Total charge-offs	27,340	35,034	71,642	7,703	5,963
Recoveries:					
Real estate loans:					
One- to four-family	36	28	2	4	3
Commercial real estate	893	3,984	162	-	-
Total real estate loans	929	4,012	164	4	3
Commercial business	905	1,027	171	212	-
Consumer:					
Home equity lines of credit	253	461	71	137	128
Automobile loans	488	571	339	355	355
Other consumer loans	201	310	208	248	140
Total consumer loans	942	1,342	618	740	623
Total recoveries	2,776	6,381	953	956	626
Net charge-offs	24,564	28,653	70,689	6,747	5,337
Allowance at end of period	$57,649	$54,213	$45,366	$45,855	$36,905
Allowance to non-performing loans	62.37%	39.77%	36.66%	38.06%	97.00%
Allowance to total loans	2.36%	2.10%	1.62%	1.64%	1.52%
Net charge-offs to average loans	0.96%	1.05%	2.53%	0.25%	0.24%

Interest Rate Risk Management. Interest rate risk is defined as the exposure to current and future earnings, and capital that arises from adverse movements in interest rates. Depending on a bank's asset/liability structure, adverse movements in interest rates could be either rising or falling interest rates. For example, a bank with predominantly long-term fixed-rate loans, and short-term deposits could have an adverse earnings exposure to a rising rate environment. Conversely, a short-term or variable-rate asset base funded by longer-term liabilities could be negatively affected by falling rates. This is referred to as re-pricing or maturity mismatch risk.

Interest rate risk also arises from changes in the slope of the yield curve (yield curve risk), from imperfect correlations in the adjustment of rates earned and paid on different instruments with otherwise similar re-pricing characteristics (basis risk), and from interest rate related options embedded in our assets and liabilities (option risk).

Our goal is to manage our interest rate risk by determining whether a given movement in interest rates affects our net income and the market value of our portfolio equity in a positive or negative way, and to execute strategies to maintain interest rate risk within established limits. During 2011, we took advantage of the decrease in interest rates to reposition the balance sheet through the sale of lower rate longer term securities and the run off higher cost non-relationship-based municipal deposits to improve our profitability, interest rate risk and capital position. The results at December 31, 2012 and 2011 indicate an acceptable level of risk. The 2012 and 2011 results indicate a profile which reflects interest rate risk exposures in both rising and declining rate environments for both net interest income and economic value.

Model Simulation Analysis. We view interest rate risk from two different perspectives. The traditional accounting perspective, which defines and measures interest rate risk as the change in net interest income and earnings caused by a change in interest rates, provides the best view of short-term interest rate risk exposure. We also view interest rate risk from an economic perspective, which defines and measures interest rate risk as the change in the market value of portfolio equity caused by changes in the values of assets and liabilities, which fluctuate due to changes in interest rates.

The market value of portfolio equity, also referred to as the economic value of equity, is defined as the present value of future cash flows from existing assets, minus the present value of future cash flows from existing liabilities.

These two perspectives give rise to income simulation and economic value simulation, each of which presents a unique picture of our risk of any movement in interest rates. Income simulation identifies the timing and magnitude of changes in income resulting from changes in prevailing interest rates over a short-term time horizon (usually one year). Economic value simulation captures more information and reflects the entire asset and liability maturity spectrum. Economic value simulation reflects the interest rate sensitivity of assets and liabilities in a more comprehensive fashion, reflecting all future time periods. It can identify the quantity of interest rate risk as a function of the changes in the economic values of assets and liabilities, and the equity of the Company. Both types of simulation assist in identifying, measuring, monitoring and controlling interest rate risk and are employed by management to ensure that variations in interest rate risk exposure will be maintained within policy guidelines.

Our Asset/Liability Management Committee ("ALCO") produces reports on a quarterly basis, which compare baseline (no interest rate change) current positions showing forecasted net income, the economic value of equity and the duration of individual asset and liability classes, and of equity. Duration is defined as the weighted average time to the receipt of the present value of future cash flows. These baseline forecasts are subjected to a series of interest rate changes, in order to demonstrate or model the specific impact of the interest rate scenario tested on income, equity and duration. The model, which incorporates all asset and liability rate information, simulates the effect of various interest rate movements on income and equity value. The reports identify and measure our interest rate risk exposure present in our current asset/liability structure. If the results produce quantifiable interest rate risk exposure beyond our limits, then the testing will have served as a monitoring mechanism to allow us to initiate asset/liability strategies designed to reduce and therefore control interest rate risk.

The tables below set forth an approximation of our interest rate risk exposure. The simulation uses projected repricing of assets and liabilities at December 31, 2012 and December 31, 2011. The primary interest rate exposure measurement applied to the entire balance sheet is the effect on net interest income of a change in market interest rates of plus or minus 200 basis points over a one year time horizon, and the effect on economic value of equity of a change in market interest rates of plus or minus 200 basis points for all projected future cash flows. Various assumptions are made regarding the prepayment speed and optionality of loans, investments and deposits, which are based on analysis, market information. The assumptions regarding optionality, such as prepayments of loans and the effective maturity of non-maturity deposit products are documented periodically through evaluation under varying interest rate scenarios.

Because prospective effects of hypothetical interest rate changes are based on a number of assumptions, these computations should not be relied upon as indicative of actual results. While we believe such assumptions to be reasonable, there can be no assurance that assumed prepayment rates will approximate actual future prepayment activity on mortgage-backed securities, collateralized mortgage obligations and loans. Further, the computation does not reflect any actions that management may undertake in response to changes in interest rates. Management periodically reviews the rate assumptions based on existing and projected economic conditions.

As of December 31, 2012 (Dollars in thousands):

Basis point change in rates	-200	Base Forecast	+200
Net Interest Income at Risk:			
Net Interest Income	$106,676	$121,721	$122,950
% change	(12.36)%		1.01%
Economic Value at Risk:			
Equity	$634,548	$761,612	$743,113
% change	(16.68)%		(2.43)%

As of December 31, 2011 (Dollars in thousands):

Basis point change in rates	-200	Base Forecast	+200
Net Interest Income at Risk:			
Net Interest Income	$125,242	$136,697	$135,453
% change	(8.38)%		(0.91)%
Economic Value at Risk:			
Equity	$885,400	$963,274	$898,872
% change	(8.08)%		(6.69)%

As of December 31, 2012, based on the scenarios above, economic value of equity would be negatively impacted by a 200 basis point increase in interest rates, while a net interest income would be positively impacted by a 200 basis point increase. As of December 31, 2011, based on the scenarios above, net interest income and economic value of equity would be negatively impacted by a 200 basis point increase in interest rates. The current historically low interest rate environment reduces the reliability of the measurement of a 200 basis point decline in interest rates, as such a decline would result in negative interest rates. We have established an interest rate floor of zero percent for purposes of

measuring interest rate risk. Such a floor in our income simulation results in a reduction in our net interest margin as more of our liabilities than our assets are impacted by the zero percent floor. In addition, economic value of equity is also reduced in a declining rate environment due to the negative impact to deposit premium values.

Overall, our 2012 results indicate that we are adequately positioned with limited net interest income and economic value at risk and that all interest rate risk results continue to be within our policy guidelines.

Liquidity Risk

Liquidity risk is the risk of being unable to meet obligations as they come due at a reasonable funding cost. We mitigate this risk by attempting to structure our balance sheet prudently and by maintaining diverse borrowing resources to fund potential cash needs. For example, we structure our balance sheet so that we fund less liquid assets, such as loans, with stable funding sources, such as retail deposits, long-term debt, wholesale deposits, and capital. We assess liquidity needs arising from asset growth, maturing obligations, and deposit withdrawals, considering operations in both the normal course of business and times of unusual events. In addition, we consider our off-balance sheet arrangements and commitments that may impact liquidity in certain business environments.

Our ALCO measures liquidity risks, sets policies to manage these risks, and reviews adherence to those policies at its quarterly meetings. For example, we manage the use of short-term unsecured borrowings as well as total wholesale funding through policies established and reviewed by our ALCO. In addition, the Executive Committee of our Board of Directors sets liquidity limits and reviews current and forecasted liquidity positions at each of its regularly scheduled meetings.

We have contingency funding plans that assess liquidity needs that may arise from certain stress events such as rapid asset growth and financial market disruptions. Our contingency plans also provide for continuous monitoring of net borrowed funds dependence and available sources of contingent liquidity. These sources of contingent liquidity include cash and cash equivalents, capacity to borrow at the Federal Reserve discount window and the FHLB system, fed funds purchased from other banks and the ability to sell, pledge or borrow against unencumbered securities in our investment portfolio. As of December 31, 2012, the potential liquidity from these sources totaled $2.7 billion, which is an amount we believe currently exceeds any contingent liquidity needs.

Uses of Funds. Our primary uses of funds include the extension of loans and credit, the purchase of investment securities, working capital, and debt and capital service. In addition, contingent uses of funds may arise from events such as financial market disruptions.

Sources of Funds. Our primary sources of funds include a large, stable deposit base. Core deposits, primarily gathered from our retail branch network, are our largest and most cost-effective source of funding. Core deposits totaled $3.1 billion as of December 31, 2012, up from $2.7 billion as of December 31, 2011 primarily due to the addition of $275.3 million of deposits acquired from SE Financial Corp and a $161.9 million increase in our savings and club accounts. These increases to deposits were partially offset by a $67.5 million decrease in municipal deposits, which was consistent with the planned run off of higher cost non-relationship-based municipal deposits. We also maintain access to a diversified base of wholesale funding sources. These uncommitted sources include fed funds purchased from other banks, securities sold under agreements to repurchase, brokered certificates of deposit, and FHLB advances. Aggregate wholesale funding totaled $374.8 million as of December 31, 2012 and December 31, 2011, respectively. In addition, at December 31, 2012, we had arrangements to borrow up to $1.2 billion from the FHLB of Pittsburgh and the Federal Reserve Bank of Philadelphia. On December 31, 2012, we had $140.0 million of FHLB advances outstanding, $63.3 million of FHLB letters of credit outstanding and future advances from the FHLB of Pittsburgh in the amount of $75.0 million.

A significant use of our liquidity is the funding of loan originations. At December 31, 2012, we had $179.2 million in loan commitments outstanding, which consisted of $7.2 million and $13.6 million in commercial and consumer commitments to fund loans, respectively, $62.1 million and $77.9 million in commercial and consumer unused lines of credit, respectively, and $18.3 million in standby letters of credit. Historically, many of the commitments expire without being fully drawn; therefore, the total commitment amounts do not necessarily represent future cash requirements. Another significant use of our liquidity is the funding of deposit withdrawals. Certificates of deposit due within one year of December 31, 2012 totaled $443.9 million, or 56.2% of certificates of deposit. The large percentage of certificates of deposit that mature within one year reflects customers' hesitancy to invest their funds for long periods in the current low interest rate environment. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2012. We have the ability to attract and retain deposits by adjusting the interest rates offered.

The following table presents certain of our contractual obligations at December 31, 2012:

		Payments due by period			
(Dollars in thousands)	Total	Less than One Year	One to Three Years	Three to Five Years	More Than Five Years
Borrowed funds	$250,352	$75,000	$60,000	$70,000	$45,352
FHLB future advances	75,000	-	-	75,000	-
Commitments to fund loans	20,833	20,833	-	-	-
Unused lines of credit	140,004	62,154	-	-	77,850
Standby letters of credit	18,376	18,376	-	-	-
Operating lease obligations	30,515	5,799	6,304	4,056	14,356
Total	$535,080	$182,162	$66,304	$149,056	$137,558

Our primary investing activities are the origination of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts and borrowings. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

In the third quarter of 2009, the FDIC, in response to the need to replenish Deposit Insurance Fund ("DIF") balances that declined as a result of recent bank failures, announced details of a plan to restore DIF balances. The restoration plan, as subsequently approved, required all FDIC insured banks to prepay their risk-based assessments for the years 2010, 2011 and 2012. The assessments, usually due quarterly, were instead required to be estimated for the three future years and paid prior to December 31, 2009. In conjunction with the adoption of this rule, the FDIC also approved a three-basis point increase in assessment rates effective on January 1, 2011. Our estimate of three future years of assessments under this restoration plan was $18.8 million with the estimated assessment for 2010 calculated at current rates. We paid that assessment to the FDIC on December 29, 2009 and concurrently recorded a prepaid asset in that amount within other assets in the Company's consolidated statements of financial condition. We anticipate funding any differences between our prepayment and actual amounts due each quarter using our existing available liquidity.

The Company is a separate legal entity from the Bank and must provide for its own liquidity. In addition to its operating expenses, the Company is responsible for paying any dividends declared to its shareholders. The Company's primary source of income is dividends received from the Bank. The amount of dividends that the Bank may declare and pay to the Company is generally restricted under Pennsylvania law to the retained earnings of the Bank. At December 31, 2012, the Company had consolidated liquid assets of $489.9 million.

Capital Management. We are subject to various regulatory capital requirements administered by the FDIC, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2012, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See Note 14 to the Company's Consolidated Financial Statements included in this Annual Report.

At December 31, 2012, the Bank's ratio of Tier 1 capital to risk-weighted assets equaled 19.23%, or $454.5 million, well above the ratio necessary to be considered well capitalized under applicable federal regulations. We strive to manage our capital for maximum stockholder benefit. While the significant increase in equity which resulted from our initial public stock offering in July 2007 adversely impacted our return on equity, our financial condition and results of operations were enhanced by the capital from the offering, resulting in increased net interest-earning assets and net income. Further, in the current economic environment, our strong capital position leaves the Company well-positioned to meet our customers' needs and to execute on our growth strategies. We may use capital management tools, such as cash dividends and common share repurchases, to improve our capital position. On September 19, 2011, the Company announced that its Board of Directors had adopted a stock repurchase program that will enable the Company to acquire up to 2,500,000 shares, or 7.0% of the Company's outstanding common stock not held by the MHC. Repurchased shares are held in Treasury. At December 31, 2012, 2,982,029 shares had been repurchased.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our consolidated financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see Note 19 to the Company's Consolidated Financial Statements included in this Annual Report. For the year ended December 31, 2012, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Recent Accounting Pronouncements.

See summary of significant accounting pronouncement in Note 2 to the Company's consolidated financial statements included in this Annual Report.

Consolidated Summary of Quarterly Earnings

(Dollars in thousands, except per share amounts)

The following table presents summarized quarterly data for 2012 and 2011:

2012	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
Total interest income	$42,426	$44,463	$43,208	$40,333	$170,430
Total interest expense	7,972	8,297	7,639	7,065	30,973
Net interest income	34,454	36,166	35,569	33,268	139,457
Provision for loan losses	7,500	7,500	7,000	6,000	28,000
Net interest income after provision for loan losses	26,954	28,666	28,569	27,268	111,457
Total non-interest income	7,045	6,873	6,870	6,818	27,606
Total non-interest expense	29,611	32,856	30,277	30,381	123,125
Income before income taxes	4,388	2,683	5,162	3,705	15,938
Income tax expense (benefit)	443	359	1,067	(110)	1,759
Net income	$ 3,945	$ 2,324	$ 4,095	$ 3,815	$ 14,179
Basic and diluted earnings per common share (1)	$0.05	$0.03	$0.05	$0.05	$0.18

2011	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
Total interest income	$46,919	$45,732	$43,966	$43,526	$180,143
Total interest expense	10,223	9,979	9,135	8,709	38,046
Net interest income	36,696	35,753	34,831	34,817	142,097
Provision for loan losses	10,000	10,000	9,000	8,500	37,500
Net interest income after provision for loan losses	26,696	25,753	25,831	26,317	104,597
Total non-interest income	6,497	5,370	6,300	7,069	25,236
Total non-interest expense	34,203	29,097	28,224	29,186	120,710
(Loss) income before income taxes	(1,010)	2,026	3,907	4,200	9,123
Income tax (benefit) expense	(112)	47	(172)	(1,676)	(1,913)
Net (loss) income	($898)	$ 1,979	$ 4,079	$ 5,876	$ 11,036
Basic and diluted earnings per common share (1)	($0.01)	$0.03	$0.05	$0.08	$0.14

(1) EPS is computed independently for each period. The sum of the individual quarters may not equal the annual EPS.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Beneficial Mutual Bancorp, Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Beneficial Mutual Bancorp, Inc. and Subsidiaries (the Company) as of December 31, 2012, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for the year ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Beneficial Mutual Bancorp, Inc. and Subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Beneficial Mutual Bancorp, Inc. and Subsidiaries internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Philadelphia, PA
February 27, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Beneficial Mutual Bancorp, Inc. and Subsidiaries
Philadelphia, Pennsylvania

We have audited the accompanying consolidated statements of financial condition of Beneficial Mutual Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 2011, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for the years ended December 31, 2011 and 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2011 and 2010 consolidated financial statements present fairly, in all material respects, the financial position of Beneficial Mutual Bancorp, Inc. and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for the years ended December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the accompanying 2011 and 2010 financial statements have been retrospectively adjusted as a result of the adoption of Accounting Standards Update 2011-05.

Deloitte + Touche LLP

Philadelphia, Pennsylvania
March 14, 2012

February 27, 2013 as to Note 2 and the Consolidated Statements of Comprehensive Income for the years ended December 31, 2011 and 2010.

BENEFICIAL MUTUAL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(Dollars in thousands, except share and per share amounts)
As of December 31, 2012 and 2011

ASSETS	2012	2011
CASH AND CASH EQUIVALENTS:		
Cash and due from banks	$ 54,924	$ 41,130
Overnight Investments	434,984	306,826
Total cash and cash equivalents	489,908	347,956
INVESTMENT SECURITIES:		
Available-for-sale, at fair value (amortized cost of $1,237,876 and $842,354 at December 31, 2012 and 2011, respectively)	1,267,491	875,011
Held-to-maturity (estimated fair value of $487,307 and $487,023 at December 31, 2012 and 2011, respectively)	477,198	482,695
Federal Home Loan Bank stock, at cost	16,384	18,932
Total investment securities	1,761,073	1,376,638
LOANS:	2,447,304	2,576,129
Allowance for loan losses	(57,649)	(54,213)
Net loans	2,389,655	2,521,916
ACCRUED INTEREST RECEIVABLE	15,381	16,401
BANK PREMISES AND EQUIPMENT, Net	64,224	59,913
OTHER ASSETS:		
Goodwill	121,973	110,486
Bank owned life insurance	40,569	35,277
Other intangibles	9,879	13,334
Other assets	113,742	114,183
Total other assets	286,163	273,280
TOTAL ASSETS	$5,006,404	$4,596,104
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Deposits:		
Non-interest bearing deposits	$ 328,892	$ 278,968
Interest-bearing deposits	3,598,621	3,315,834
Total deposits	3,927,513	3,594,802
Borrowed funds	250,352	250,335
Other liabilities	194,666	121,587
Total liabilities	4,372,531	3,966,724
COMMITMENTS AND CONTINGENCIES (Note 19)		
STOCKHOLDERS' EQUITY:		
Preferred Stock - $.01 par value; 100,000,000 shares authorized, None issued or outstanding as of December 31, 2012 and December 31, 2011	-	-
Common Stock - $.01 par value 300,000,000 shares authorized, 82,279,507 and 82,267,457 issued and 79,297,478 and 80,292,707 outstanding, as of December 31, 2012 and 2011, respectively	823	823
Additional paid-in capital	354,082	351,107
Unearned common stock held by employee savings and stock ownership plan	(17,901)	(19,856)
Retained earnings (partially restricted)	329,447	315,268
Accumulated other comprehensive loss	(7,027)	(1,162)
Treasury Stock at cost, 2,982,029 shares and 1,974,750 shares at December 31, 2012 and 2011, respectively	(25,551)	(16,800)
Total stockholders' equity	633,873	629,380
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,006,404	$4,596,104

See accompanying notes to consolidated financial statements.

BENEFICIAL MUTUAL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except share and per share amounts)

For the Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
INTEREST INCOME:			
Interest and fees on loans	$132,682	$139,685	$146,753
Interest on overnight investments	893	890	437
Interest on trading securities	-	26	85
Interest and dividends on investment securities:			
Taxable	33,876	35,955	45,627
Tax-exempt	2,979	3,587	4,612
Total interest income	170,430	180,143	197,514
INTEREST EXPENSE:			
Interest on deposits:			
Interest bearing checking accounts	4,712	7,742	10,541
Money market and savings deposits	8,392	9,158	9,507
Time deposits	9,765	12,531	14,710
Total	22,869	29,431	34,758
Interest on borrowed funds	8,104	8,615	15,138
Total interest expense	30,973	38,046	49,896
Net interest income	139,457	142,097	147,618
PROVISION FOR LOAN LOSSES	28,000	37,500	70,200
Net interest income after provision for loan losses	111,457	104,597	77,418
NON-INTEREST INCOME:			
Insurance and advisory commission and fee income	7,389	7,720	8,658
Service charges and other income	14,604	15,867	15,934
Mortgage banking income	2,731	916	-
Net gain on sale of investment securities	2,882	652	2,390
Impairment charge on securities available-for-sale	-	-	(88)
Trading securities profits	-	81	326
Total non-interest income	27,606	25,236	27,220
NON-INTEREST EXPENSE:			
Salaries and employee benefits	57,529	55,812	61,048
Occupancy expense	9,887	11,040	11,815
Depreciation, amortization and maintenance	8,919	8,683	9,260
Marketing expense	2,811	3,189	5,898
Intangible amortization expense	4,163	3,584	3,511
FDIC insurance	4,221	5,332	5,606
Merger and restructuring charges	2,233	5,058	-
Other	33,362	28,012	31,252
Total non-interest expense	123,125	120,710	128,390
Income (loss) before income taxes	15,938	9,123	(23,752)
INCOME TAX EXPENSE (BENEFIT)	1,759	(1,913)	(14,789)
Net income (loss)	$ 14,179	$ 11,036	($8,963)
NET EARNINGS (LOSS) PER SHARE - Basic and Diluted	$0.18	$0.14	($0.12)
Average common shares outstanding - Basic	76,657,265	77,075,726	77,593,808
Average common shares outstanding - Diluted	76,827,872	77,231,303	77,593,808

See accompanying notes to consolidated financial statements.

BENEFICIAL MUTUAL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)
For the Years Ended December 31, 2012, 2011 and 2010

	For the Year Ended December 31,		
	2012	2011	2010
Net Income (loss)	$14,179	$11,036	($8,963)
Other comprehensive income, net of tax:			
Unrealized (losses) gains on securities:			
Unrealized holding (losses) gains on available for sale securities arising during the period (net of deferred tax of $44, $7,075, and $3,264 for the years ended December 31, 2012, 2011, and 2010, respectively)	(115)	11,424	(6,062)
Reclassification adjustment for net gains on available for sale securities included in net income (net of tax of $1,063, $240, and $837 for the years ended December 31, 2012, 2011, and 2010, respectively)	(1,820)	(411)	(1,553)
Reclassification for other than temporary impairment (OTTI) adjustment (net of tax benefit of $31 for the year ended December 31, 2010)	-	-	57
Defined benefit pension plans:			
Pension losses, other postretirement and postemployment benefit plan adjustments (net of tax of $1,684, $6,857, and $370 for the years ended December 31, 2012, 2011, and 2010, respectively)	(3,930)	(10,293)	(1,036)
Total other comprehensive (loss) income	(5,865)	720	(8,594)
Comprehensive income (loss)	$ 8,314	$11,756	($17,557)

See accompanying notes to the consolidated financial statements.

BENEFICIAL MUTUTAL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES
IN STOCKHOLDERS' EQUITY
(Dollars in thousands, except per share amounts)
For the Years Ended December 31, 2012, 2011 and 2010

	Number of Shares	Common Stock	Additional Paid In Capital	Common Stock held by KSOP	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
BEGINNING BALACE, JANUARY 1, 2010	82,264,457	$823	$345,356	($25,489)	$313,195	($3,596)	$6,712	$637,001
Net Income					(8,963)			(8,963)
ESOP shares committed to be released			(114)	2,902				2,788
Stock option expense			1,295					1,295
Restricted stock shares			1,853					1,853
Issuance of common shares	3,000		25					25
Purchase of treasury stock						(9,858)		(9,858)
Net unrealized loss on AFS securities arising during the year (net of deferred tax of $3,264)							(6,062)	(6,062)
Reclassification adjustment for net gains on AFS securities included in net income (net of tax of $837)							(1,553)	(1,553)
Reclassification adjustment for OTTI (net of tax benefit of $31)							57	57
Pension, other post retirement and postemployment benefit plan adjustments (net of tax of $370)							(1,036)	(1,036)
BALANCE, DECEMBER 31, 2010	82,267,457	$823	$348,415	($22,587)	$304,232	($13,454)	($1,882)	$615,547
Net income					11,036			11,036
ESOP shares committed to be released			(132)	2,731				2,599
Stock option expense			1,242					1,242
Restricted stock shares			1,582					1,582
Purchase of treasury stock						(3,346)		(3,346)
Net unrealized gain on AFS securities arising during the year (net of deferred tax of $7,075)							11,424	11,424
Reclassification adjustment for net gains on AFS securities included in net income (net of tax of $240)							(411)	(411)
Pension, other post retirement and postemployment benefit plan adjustments (net of tax of $6,857)							(10,293)	(10,293)
BALANCE, DECEMBER 31, 2011	82,267,457	$823	$351,107	($19,856)	$315,268	($16,800)	($1,162)	$629,380
Net Income					14,179			14,179
ESOP shares committed to be released			(64)	1,955				1,891
Stock option expense			1,436					1,436
Restricted stock shares			1,502					1,502
Issuance of common shares	12,050		101					101
Purchase of treasury stock						(8,751)		(8,751)
Net unrealized loss on AFS securities arising during the year (net of deferred tax of $44)							(115)	(115)
Reclassification adjustment for net gains on AFS securities included in net income (net of tax of $1,062)							(1,820)	(1,820)
Pension, other post retirement and postemployment benefit plan adjustments (net of tax of $1,684)							(3,930)	(3,930)
BALANCE, DECEMBER 31, 2012	82,279,507	$823	$354,082	($17,901)	$329,447	($25,551)	($7,027)	$633,873

See accompanying notes to Consolidated Financial Statements

BENEFICIAL MUTUTAL BANCORP, INC. AND SUBSIDIAIRIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in thousands)

For the Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
OPERATING ACTIVITIES:			
Net income (loss)	$ 14,179	$ 11,036	($8,963)
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Provision for loan losses	28,000	37,500	70,200
Depreciation and amortization	5,765	5,526	6,145
Intangible amortization and impairment	4,163	3,584	3,511
Gains on sales of investments	(2,882)	(1,177)	(2,418)
Losses on sales of investments	-	525	28
Impairment of investments	-	-	88
Accretion of discount on investments	(1,094)	(1,576)	(1,871)
Amortization of premium on investments	10,168	1,137	626
Gain on sale of loans	(1,700)	(916)	-
Deferred income taxes	(135)	(6,048)	(6,879)
Net loss from disposition of premises and equipment	529	1,030	679
Proceeds from sale of fixed assets held for sale	(773)	-	-
Other real estate impairment	3,751	1,455	1,237
Gain on sale of other real estate	(734)	-	-
Amortization of KSOP	1,891	2,599	2,786
Increase in bank owned life insurance	(1,479)	(1,459)	(1,461)
Stock based compensation expense	3,039	2,824	3,173
Origination of loans held for sale	(103,339)	(60,133)	-
Proceeds from sale of loans	102,385	59,798	-
Purchases of trading securities	-	(216,487)	(975,066)
Proceeds from sale of trading securities	-	223,546	999,790
Changes in assets and liabilities:			
Accrued interest receivable	1,857	3,165	(191)
Accrued interest payable	(155)	342	(1,242)
Income taxes payable (receivable)	949	13,625	(15,592)
Other liabilities	(10,727)	229	(24,312)
Other assets	5,763	11,326	9,689
Net cash provided by operating activities	59,421	91,451	59,957
INVESTING ACTIVITIES:			
Loans originated or acquired	(481,427)	(447,373)	(742,879)
Principal repayment on loans	754,938	635,493	655,964
Purchases of investment securities available for sale	(652,619)	(282,770)	(1,249,970)
Proceeds from sales of investment securities available for sale	33,375	318,016	34,116
Proceeds from maturities, calls or repayments of investment securities available for sale	342,874	440,311	957,863
Purchases of investment securities held to maturity	(155,471)	(510,666)	(101,213)
Proceeds from sales of investment securities held to maturity	-	3,526	-
Proceeds from maturities, calls or repayments of investment securities held to maturity	156,867	389,326	62,529
Net proceeds (purchases) from sales of money market funds	22,289	(32,275)	(4,463)
Redemption of Federal Home Loan Bank stock	5,019	4,312	4,824
Acquisition of SE Financial Corp., net cash acquired	2,465	-	-
Proceeds from sale other real estate owned	12,791	2,817	2,787
Purchases of premises and equipment	(7,100)	(2,684)	(11,651)
Proceeds from sale of premises and equipment	-	-	863
Cash used in other investing activities	(153)	(898)	(1,142)
Net cash provided by (used in) investing activities	33,848	517,135	(392,372)
FINANCING ACTIVITIES:			
Increase in borrowed funds	75,235	8,100	508,150
Repayment of borrowed funds	(75,218)	(31,082)	(664,882)
Net increase (decrease) in checking, savings and demand accounts	161,945	(314,827)	507,946
Net decrease in time deposits	(104,528)	(9,774)	(98,343)
Purchase of treasury stock	(8,751)	(3,346)	(9,858)
Net cash provided by (used in) financing activities	48,683	(350,929)	243,013
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	141,952	257,657	(89,402)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	347,956	90,299	179,701
CASH AND CASH EQUIVALENTS, END OF YEAR	$489,908	$347,956	$90,299
SUPPLEMENTAL DISCLOSURES OF CASH FLOW AND NON-CASH INFORMATION:			
Cash payments for interest	$31,093	$29,089	$35,982
Cash payments (refunds) for income taxes	637	(10,960)	7,573
Transfers of loans to other real estate owned	8,630	4,750	9,944
Transfers of bank branches to other real estate owned	-	-	6,759
Transfers of bank branches to fixed assets held for sale	-	553	-
Securities purchased and not yet settled	103,740	35,615	-
Acquisition of noncash assets and liabilities:			
Assets acquired	273,940	-	-
Liabilities assumed	276,405	-	-

See accompanying notes to consolidated financial statements.

1. NATURE OF OPERATIONS

The Company is a federally chartered stock holding company and owns 100% of the outstanding common stock of the Bank, a Pennsylvania chartered stock savings bank. The Bank offers a variety of consumer and commercial banking services to individuals, businesses, and nonprofit organizations through 62 offices throughout the Philadelphia and Southern New Jersey area. The Bank is supervised and regulated by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation (the "FDIC"). Pursuant to the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the Office of Thrift Supervision (the "OTS"), which previously served as the primary federal regulator of both the Company and Beneficial Savings Bank MHC (the "MHC"), was eliminated on July 21, 2011. As a result of the elimination of the OTS, savings and loan holding companies, such as the Company and the MHC, are now regulated by the Board of Governors of the Federal Reserve System. The deposits of the Bank are insured up to the applicable legal limits by the Deposit Insurance Fund of the FDIC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation – The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Specifically, the financial statements include the accounts of the Bank, the Company's wholly owned subsidiary, and the Bank's wholly owned subsidiaries. The Bank's wholly owned subsidiaries are as follows: (i) Beneficial Advisors, LLC, which offers wealth management services and non-deposit investment products, (ii) Neumann Corporation, a Delaware corporation formed for the purpose of managing certain investments, (iii) Beneficial Insurance Services, LLC, which provides insurance services to individual and business customers and (iv) BSB Union Corporation, a leasing company. Additionally, the Company has subsidiaries that hold other real estate acquired in foreclosure or transferred from the commercial real estate loan portfolio. All significant intercompany accounts and transactions have been eliminated. The various services and products support each other and are interrelated. Management makes significant operating decisions based upon the analysis of the entire Company and financial performance is evaluated on a company-wide basis. Accordingly, the various financial services and products offered are aggregated into one reportable operating segment: community banking as under guidance in the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC" or "codification") Topic 280 for Segment Reporting.

Use of Estimates in the Preparation of Financial Statements – These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. The significant estimates include the allowance for loan losses, goodwill, other intangible assets and deferred income taxes. Actual results could differ from those estimates and assumptions.

Trading Securities - The Company established a municipal securities program during 2009 to underwrite and trade short-term municipal notes. The fair value changes for these securities flow through the statement of income. During the year ended December 31, 2011, the Company discontinued this municipal securities program.

Investment Securities - The Company classifies and accounts for debt and equity securities as follows:

Held-to-Maturity - Debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and are recorded at amortized cost. Premiums are amortized and discounts are accreted using the interest method over the estimated remaining term of the underlying security.

Available-for-Sale - Debt securities that will be held for indefinite periods of time, including equity securities with readily determinable fair values, that may be sold in response to changes to market interest or prepayment rates, needs for liquidity, and changes in the availability of and the yield of alternative investments, are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported net of tax in other comprehensive income. Realized gains and losses on the sale of investment securities are recorded as of trade date and reported in the consolidated statements of income and determined using the adjusted cost of the specific security sold.

The Company determines whether any unrealized losses are temporary in accordance with guidance under *FASB ASC Topic 320 for Investments - Debt and Equity Securities.* The evaluation is based upon factors such as the creditworthiness of the issuers/guarantors, the underlying collateral, if applicable, and the continuing performance of the securities. Management also evaluates other facts and circumstances that may be indicative of an other-than-temporary impairment ("OTTI") condition. This includes, but is not limited to, an evaluation of the type of security, length of time and extent to which the fair value has been less than cost, and near-term prospects of the issuer.

In accordance with accounting guidance for equity securities, the Company evaluates its securities portfolio for other-than-temporary impairment throughout the year. Each investment that has an estimated fair value less than the book value is reviewed on a quarterly basis by management. Management considers at a minimum the following factors that, both individually or in combination, could indicate that the decline is other-than-temporary: (1) the length of time and the extent to which the fair value has been less than book value, (2) the financial condition and the near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Among other factors that are considered in determining the Company's intent and ability to maintain an investment is a review of the capital adequacy, interest rate risk profile and liquidity position of the Company. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. The Company recorded no OTTI charges during the years ended December 31, 2012 and 2011. See Note 6 to these consolidated financial statements.

Accounting guidance for debt securities requires the Company to assess whether the loss existed by considering whether (1) the Company has the intent to sell the security, (2) it is more likely than not that it will be required to sell the security before recovery, or (3) it does not expect to recover the entire amortized cost basis of the security. The guidance requires the Company to bifurcate the impact on securities where impairment in value was deemed to be other than temporary between the component representing credit loss and the component representing loss related to other factors. The portion of the fair value decline attributable to credit loss must be recognized through a charge to earnings. The difference between the fair market value and the credit loss is recognized in other comprehensive income.

The Company invests in Federal Home Loan Bank of Pittsburgh ("FHLB") stock as required to support borrowing activities, as detailed in Note 13 to these consolidated financial statements. Although FHLB stock is an equity interest in a FHLB, it does not have a readily determinable fair value because its ownership is restricted and it lacks a market. FHLB stock can be sold back only at its par value of $100 per share and only to the FHLBs or to another member institution. The Company evaluates this investment for impairment on the ultimate recoverability of the par value rather than by recognizing temporary declines in value. The Company reports its investment in FHLB stock at cost in the consolidated statements of financial condition. The Company reviews FHLB stock for impairment based on guidance from *FASB ASC Topic 320 for Investments - Debt and Equity Securities* and *FASB ASC Topic 942 for Financial Services - Depository and Lending* and has concluded that its investment is not impaired.

Loans - The Company's loan portfolio consists of commercial loans, residential loans and consumer loans. Commercial loans include commercial real estate, commercial construction and commercial business loans. Residential loans include residential mortgage and construction loans secured primarily by first liens on one-to four-family residential properties. Consumer loans consist primarily of home equity loans and lines of credit, personal loans, automobile loans and education loans. Loan balances are stated at their principal balances, net of unamortized fees and costs.

Interest on loans is calculated based upon the principal amount outstanding. Loan fees and certain direct loan origination costs are deferred and recognized as a yield adjustment over the life of the loans using the interest method.

Generally, loans are placed on non-accrual status when the loan becomes 90 days delinquent and any collateral or discounted cash flow deficiency is charged-off. Unsecured consumer loans are typically charged-off when they become 90 days past due. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Education loans greater than 90 days continue to accrue interest as they are government guaranteed with little risk of credit loss.

When a loan is determined to be impaired, it is placed on non-accrual status and all interest that had been accrued and not collected is reversed against interest income. Payments received on non-accrual loans are applied to principal balances until paid in full and then to interest income. The Bank's policy for returning a loan to accruing status requires the preparation of a well documented credit evaluation which includes the following:

- A review of the borrower's current financial condition in which the borrower must demonstrate sufficient cash flow to support the repayment of all principal and interest including any amounts previously charged-off;
- An updated appraisal or home valuation which must demonstrates sufficient collateral value to support the debt;
- Sustained performance based on the restructured terms for at least six consecutive months;
- Approval by the Special Assets Committee which consists of senior management including the Chief Credit Officer and the Chief Financial Officer.

Allowance for Loan Losses - The allowance for loan losses is determined by management based upon portfolio segment, past experience, evaluation of estimated loss and impairment in the loan portfolio, current economic conditions and other pertinent factors. Management also considers risk characteristics by portfolio segments including, but not limited to, renewals and real estate valuations. The allowance for loan losses is maintained at a level that management considers appropriate to provide for estimated losses and impairment based upon an evaluation of known and inherent risk in the loan portfolio. Loan impairment is evaluated based on the fair value of collateral or estimated net realizable value. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations. The allowance for loan losses is established through a provision for loan losses charged to expense which is based upon past loan and loss experience and an evaluation of estimated losses in the current loan portfolio,

including the evaluation of impaired loans. In addition, the FDIC and the Pennsylvania Department of Banking ("the Department"), as an integral part of their examination process, periodically review our allowance for loan losses.

Under the accounting guidance *FASB ASC Topic 310 for Receivables*, a loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan. An insignificant delay or insignificant shortfall in amount of payments does not necessarily result in the loan being identified as impaired. When all or a portion of the loan is deemed uncollectible, the uncollectible portion is charged-off. The measurement is based either on the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if the loan is collateral-dependent. Impairment losses are included in the provision for loan losses.

Troubled Debt Restructurings - The Company considers a loan a TDR when the borrower is experiencing financial difficulty and the Company has granted a concession that it would not otherwise consider but for the borrower's financial difficulties. A TDR includes a modification of debt terms or assets received in satisfaction of the debt (which may include foreclosure or deed in lieu of foreclosure) or a combination of types. The Company evaluates selective criteria to determine if a borrower is experiencing financial difficulty including the ability of the borrower to obtain funds from sources other than the Bank at market rates. The Company considers all TDR loans that are on non-accrual status to be impaired loans. The Company evaluates all TDR loans for impairment on an individual basis in accordance with ASC 310. We will not consider a loan a TDR if the loan modification was a result of a customer retention program.

Loans Acquired With Deteriorated Credit Quality - The Company accounts for loans acquired with deteriorated credit quality in accordance with the provisions included in *FASB ASC 310-30 Loans and Debt Securities Acquired with Deteriorated Credit Quality*. For these loans, the Company determined that there is evidence of deterioration in credit quality since the origination of the loan and that it was probable, at the acquisition date, that the Company will be unable to collect all contractually required payments receivable. These loans are recorded at fair value, at the acquisition date, reflecting the present value of the amounts expected to be collected. The Company evaluates loans acquired with deteriorated credit quality individually for further impairment.

Mortgage Banking Activities - The Company originates mortgage loans held for investment and for sale. At origination, mortgage loans are identified as either held for sale or held for investment. Mortgage loans held for sale are carried at the lower of cost or market, determined on a net aggregate basis.

The Company originates residential mortgage loans for sale primarily to institutional investors, such as Fannie Mae. The Company retains the mortgage servicing rights ("MSRs") for the loans sold. Effective January 1, 2011, the Company elected the fair value measurement method to value its existing mortgage servicing assets at fair value in accordance with ASC 860-50. Under the fair value measurement method, the Company measures its MSRs at fair value at each reporting date and reports changes in the fair value of its MSRs in earnings in the period in which the changes occur. At December 31, 2012 and 2011, mortgage servicing rights totaled $1.3 million and $647 thousand, respectively, and were included in "other assets" in the Company's consolidated statements of financial condition.

At December 31, 2012 and 2011, loans serviced for others totaled $169.2 million and $86.5 million, respectively. Servicing loans for others consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and processing foreclosures. The Company had fiduciary responsibility for related escrow and custodial funds aggregating approximately $2.1 million and $1.1 million at December 31, 2012 and 2011, respectively.

Bank Premises and Equipment - Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using a straight-line method over the estimated useful lives of 10 to 40 years for buildings and three to 20 years for furniture, fixtures and equipment. Leasehold improvements are amortized using the straight-line method over the terms of the respective leases or the useful lives of the respective assets, whichever is less.

Real Estate Owned - Real estate owned includes properties acquired by foreclosure or deed in-lieu of foreclosure and premises no longer used in operations. These assets are initially recorded at the lower of carrying value of the loan or estimated fair value less selling costs at the time of foreclosure and at the lower of the new cost basis or net realizable value thereafter. Losses arising from foreclosure transactions are charged against the allowance for loan losses. The amounts recoverable from real estate owned could differ materially from the amounts used in arriving at the net carrying value of the assets at the time of foreclosure because of future market factors beyond the control of the Company. Costs relating to the development and improvement of real estate owned properties are capitalized to the extent realizable and supported by the fair value of the property less selling costs and other costs relating to holding the property that are charged to expense. Real estate owned is periodically evaluated for impairment and reductions in carrying value are recognized in the Company's consolidated statements of operations as other expenses.

Income Taxes - Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A deferred tax liability is recognized for temporary differences that will result in taxable amounts in future years. A deferred tax asset is recognized for temporary differences that will result in deductible amounts in future years and for carryforwards. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company accounts for uncertain tax positions in accordance with *FASB ASC Topic 740 for Income Taxes*. The guidance clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. The FASB prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The uncertain tax liability for uncertain tax positions was zero for both the years ended December 31, 2012 and December 31, 2011.

Goodwill and Other Intangibles - Net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition and, as such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Finite lived intangibles are amortized on an accelerated or straight-line basis over the period benefited. In accordance with *FASB ASC Topic 350 for Intangibles - Goodwill and Other*, goodwill is not amortized but is reviewed for potential impairment on an annual basis, or if events or circumstances indicate a potential impairment, at the reporting unit level. The Company's review for impairment includes an assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill. If it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill, the first step of the two-step quantitative goodwill impairment test is performed, which compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. However, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Consistent with this accounting guidance, goodwill was assessed for impairment as of December 31, 2012 and 2011.

Other intangible assets subject to amortization are evaluated for impairment in accordance with applicable accounting guidance. An impairment loss will be recognized if the carrying amount of the intangible asset is not recoverable and exceeds fair value. The carrying amount of the intangible is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. The other intangibles are amortizing intangibles, which primarily consist of core deposit intangibles which are amortized over an estimated useful life of ten years. As of December 31, 2012, the core deposit intangibles net of accumulated amortization totaled $6.9 million. The remaining balance of other amortizing intangibles includes customer lists amortized over an estimated useful life of 12.5 years.

Cash Surrender Value of Life Insurance - The Company funds the purchase of insurance policies on the lives of certain officers and employees of the Company. The Company has recognized any change in cash surrender value of life insurance, net of insurance costs in the Company's consolidated statements of operations.

Comprehensive Income - The Company presents a separate financial statement of comprehensive income that includes amounts from transactions and other events excluded from the Company's consolidated statements of operations and recorded directly to retained earnings.

Pension and Other Postretirement Benefits - The Company currently provides certain postretirement benefits to qualified retired employees. These postretirement benefits principally pertain to health insurance coverage and life insurance. The cost of such benefits is accrued during the years the employee provides service. The Bank has noncontributory defined benefit pension plans covering many of its employees. Additionally, the Company sponsors nonqualified supplemental employee retirement plans for certain participants. The benefits associated with these arrangements and plans are earned over a service period, and the Company estimates the amount of expense applicable to each plan or contract. The estimated obligations for the plans and contracts are reflected as liabilities on the Company's consolidated statements of condition.

Employee Savings and Stock Ownership Plan ("KSOP") - The Company accounts for its KSOP based on guidance set forth in *FASB ASC Topic 715 for Compensation – Retirement Benefits*. Shares are released to participants proportionately as the loan is repaid. If the Company declares a dividend, the dividends on the allocated shares would be recorded as dividends and charged to retained earnings. Dividends declared on common stock held by the KSOP and not allocated to the account of a participant can be used to repay the loan. Allocation of shares to the KSOP participants is contingent upon the repayment of the loan to the Company.

Stock Based Compensation - The Company accounts for stock awards and stock options granted to employees and directors based on guidance set forth in *FASB ASC Topic 718 for Compensation – Stock Compensation*. The Company recognizes the related expense for the options and awards over the service period using the straight-line method.

Earnings Per share - The Company follows the guidance set forth in *FASB ASC Topic 260 for Earnings Per Share*. Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share are based on the weighted average number of shares and the dilutive impact if any of stock options and restricted stock awards.

Cash and Cash Equivalents - For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest bearing deposits and federal funds sold.

Recent Accounting Pronouncements

In January 2013, the FASB issued ASU 2013-01, Balance Sheet, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities (Topic 210): The amendments in this update clarify that the scope of Update 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. An entity is required to apply the amendments for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative periods presented. The Company does not anticipate any material impact to the consolidated financial statements related to this guidance.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (Topic 220): The amendments in this update aim to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this update seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account instead of directly to income or expense in the same reporting period. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The Company does not anticipate any material impact to the consolidated financial statements related to this guidance.

In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220): The amendments in this update supersede certain pending paragraphs in ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, to effectively defer only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The amendments will be temporary to allow the Board time to deliberate the presentation requirements for reclassifications out of accumulated other comprehensive income for annual and interim financial statements for public, private and non profit entities. The amendments in this update are effective for public entities for fiscal years, and interim annual periods within those years, beginning after December 15, 2011, consistent with ASU 2011-05. The Company adopted the amendments of ASU 2011-12 effective January 1, 2012 and has applied the amendments retrospectively. As a result, the Company has presented comprehensive income in two separate but consecutive statements for the years ended December 31, 2012, 2011 and 2010.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet, Disclosure about Offsetting Assets and Liabilities (Topic 210): The objective of this update is to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position. This includes the effect or potential effect of rights of setoff associated with an entity's recognized assets and recognized liabilities within the scope of this Update. The amendments require enhancement disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they offset in accordance with either Section 210-20-45 or Sections 815-10-45. These amendments are effective for annual periods beginning on or after January 3, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company does not anticipate any material impact to the consolidated financial statements related to this guidance.

In December 2011, the FASB issued ASU 2011-10, Property, Plant and Equipment (Topic 360): The objective of this update is to resolve the diversity in practice about whether the guidance in the Subtopic 360-20, Property, Plant and Equipment – Real Estate Sales, applies to a parent that ceases to have a controlling financial interest (as described in Subtopic 810-10 Consolidation – Overall) in a subsidiary that is in substance real estate as a result of default on the subsidiary's nonrecourse debt. This update does not address whether the guidance in Subtopic 360-20 would apply to other circumstances when parent ceases to have a controlling financial interest in a subsidiary that is in substance real estate. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company does not anticipate any material impact to the consolidated financial statements related to this guidance.

In September 2011, the FASB issued ASU 2011-08, *Intangibles – Goodwill and Other (Topic 350)*. The amendments in this update will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. These amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, *if an*

entity's financial statements for the most recent annual or interim period have not been issued. The Company early adopted the amendments of this update during the fourth quarter of 2011 (See Note 10).

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220)*: *Presentation of Comprehensive Income*. This ASU amends the *FASB ASC* (Codification) to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholder's equity. The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company has complied with the guidance for the period ended December 31, 2012.

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820): Amendments to achieve Common Fair Value Measurement (Topic 820) and Disclosure Requirement in U.S. GAAP and International Financial Reporting Standards (IFRSs)*. This ASU represents the converged guidance of the FASB and the International Accounting Standards Board (IASB) (the "Boards") on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurement, including a consistent meaning of the term "fair value". The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments in this update apply to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity's shareholders' equity in the financial statements. The amendments in this ASU are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Effective January 1, 2012, the Company made an election to use the exception in ASC 820-10-35-18D (commonly referred to as the "portfolio exception") with respect to measuring counterparty credit risk for derivative instruments.

In April 2011, the FASB issued ASU 2011-03, *Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements*. The ASU is intended to improve financial reporting of repurchase agreements ("repos") and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. The amendments to the Codification in this ASU are intended to improve the accounting for these transactions by removing from the assessment of effective control the criterion requiring the transferor to have the ability to purchase or redeem the financial assets. The amendments in this update apply to all entities, both public and nonpublic. This ASU is effective for the first interim or annual periods beginning on or after December 15, 2011. The guidance should be applied prospectively to transactions or modification of existing transactions that occur on or after the effective date. Early adoption is not permitted. The Company has complied with guidance for the period ended December 31, 2012.

3. BUSINESS COMBINATIONS

On April 3, 2012, the Company consummated the transactions contemplated by an Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, the Bank, SE Financial Corp. ("SE Financial") and St. Edmond's Federal Savings Bank, a federally chartered stock savings bank, and a wholly-owned subsidiary of SE Corp ("St. Edmond's"), pursuant to which SE Financial merged with a newly formed subsidiary of the Company and thereby became a wholly owned subsidiary of the Company (the "Merger"). Immediately thereafter, St. Edmond's merged with and into the Bank. Pursuant to the terms of the Merger Agreement, SE Financial shareholders received a cash payment of $14.50 for each share of SE Financial common stock they owned as of the effective date of the acquisition. Additionally, all options to purchase SE Financial common stock which were outstanding and unexercised immediately prior to the completion of the acquisition were cancelled in exchange for a cash payment made by SE Financial equal to the positive difference between $14.50 and the exercise price of such options. In accordance with the Merger Agreement, the aggregate consideration paid to SE Financial shareholders was approximately $29.4 million. The results of SE Financial's operations are included in the Company's consolidated statements of operations for the period beginning on April 3, 2012, the date of the acquisition, through December 31, 2012.

Upon completion of the Merger, the Company paid cash for 100% of the outstanding voting shares of SE Financial. The acquisition of SE Financial and St. Edmond's increased the Company's market share in southeastern Pennsylvania, specifically Philadelphia and Delaware Counties. Additionally, the acquisition provided Beneficial with new branches in Roxborough, Pennsylvania and Deptford, New Jersey.

The acquisition of SE Financial was accounted for using the acquisition method of accounting and, accordingly, assets acquired, liabilities assumed and consideration paid were recorded at their estimated fair values as of the acquisition date. The excess of consideration paid over the fair value of net assets acquired was recorded as goodwill in the amount of approximately $11.5 million, which is not amortizable and is not deductible for tax purposes. The Company allocated the total balance of goodwill to its banking segment.

The fair values listed below are preliminary estimates and are subject to adjustment. While they are not expected to be materially different than those shown, any material adjustments to the estimates will be reflected, retroactively, as of the date of the acquisition. In connection with the Merger, the consideration paid, and the fair value of identifiable assets acquired and liabilities assumed as of the date of acquisition are summarized in the following table:

(Dollars in thousands)	
Consideration paid:	
Cash paid to SE Financial shareholders	$29,438
Change in control payments	1,904
Value of consideration	$31,342
Assets acquired:	
Cash and due from banks	$33,807
Investment securities	39,793
FHLB stock	2,471
Loans	175,231
Premises and equipment	3,729
Bank owned life insurance	3,813
Core deposit intangible	708
Real estate owned	1,155
Accrued interest receivable	837
Deferred tax asset	6,392
Other assets	28,324
Total assets	296,260
Liabilities assumed:	
Deposits	275,293
Advances by borrowers for taxes and insurance	482
Accrued interest payable	35
Other liabilities	595
Total liabilities	276,405
Net assets acquired	19,855
Goodwill resulting from acquisition of SE Financial	$11,487

The following table details the changes in fair value of the net assets acquired and liabilities assumed as of April 3, 2012 from the amounts originally reported in the Company's Form 10-Q for the quarterly period ended September 30, 2012:

(Dollars in thousands)	
SE Financial goodwill reported as of September 30, 2012	$11,924
Effect of adjustments to:	
Loans	(111)
Deferred tax asset	(179)
Other assets	16
Other liabilities	(163)
Adjusted SE Financial goodwill as of December 31, 2012	$11,487

The changes to goodwill during the three months ended December 31, 2012 are primarily due to final market values received on assets acquired.

In many cases, the fair values of assets acquired and liabilities assumed were determined by estimating the cash flows expected to result from those assets and liabilities and discounting them at appropriate market rates. The most significant category of assets for which this procedure was used was acquired loans. The excess of expected cash flows above the fair value of the majority of loans will be accreted to interest income over the remaining lives of the loans in accordance with FASB ASC 310-20.

Certain loans, for which specific credit-related deterioration was identified, are recorded at fair value, reflecting the present value of the amounts expected to be collected. Income recognition on these loans is based on a reasonable expectation of the timing and amount of cash flows to be collected. The timing of the sale of loan collateral was estimated for acquired loans deemed impaired and considered collateral dependent. For these collateral dependent impaired loans, the excess of the future expected cash flow over the present value of the future expected cash flow represents the accretable yield, which will be accreted into interest income over the estimated liquidation period using the effective interest method.

The following table details the loans that are accounted for in accordance with FASB ASC 310-30 as of April 3, 2012:

(Dollars in thousands)	
Contractually required principal and interest at acquisition	$9,807
Contractual cash flows not expected to be collected (nonaccretable difference)	4,532
Expected cash flows at acquisition	5,275
Interest component of expected cash flows (accretable discount)	159
Fair value of acquired loans accounted for under FASB ASC 310-30	$5,116

Acquired loans not subject to the requirements of FASB ASC 310-30 are recorded at fair value. The fair value mark on each of these loans will be accreted into interest income over the remaining life of the loan. The following table details loans that are not accounted for in accordance with FASB ASC 310-30 as of April 3, 2012:

(Dollars in thousands)	
Contractually required principal and interest at acquisition	$175,694
Contractual cash flows not expected to be collected (credit mark)	8,941
Expected cash flows at acquisition	166,753
Interest rate premium mark	3,362
Fair value of acquired loans not accounted for under FASB ASC 310-30	$170,115

In accordance with GAAP, there was no carryover of the allowance for loan losses that had been previously recorded by SE Financial.

In connection with the acquisition of SE Financial, the Company acquired an investment portfolio with a fair value of $39.8 million. All investment securities were sold on April 3, 2012 at fair value.

In connection with the acquisition of SE Financial, the Company recorded a net deferred income tax asset of $6.4 million related to SE Financial's net operating loss carryforward, as well as other tax attributes of the acquired company, along with the effects of fair value adjustments resulting from applying the acquisition method of accounting.

The fair value of savings and transaction deposit accounts acquired from SE Financial provide value to the Company as a source of below market rate funds. The fair value of the core deposit intangible ("CDI") was determined based on a discounted cash flow analysis using a discount rate based on the estimated cost of capital for a market participant. To calculate cash flows, deposit account servicing costs (net of deposit fee income) and interest expense on deposits were compared to the cost of alternative funding sources available to the Company. The life of the deposit base and projected deposit attrition rates were determined using Beneficial's historical deposit data. The CDI was valued at $708 thousand or 0.32% of deposits. The intangible asset is being amortized on an accelerated basis over ten years. Amortization for the three and twelve months ended December 31, 2012 was $32 thousand and $96 thousand, respectively.

The fair value of certificates of deposit accounts was calculated based on the projected cash flows from maturing certificates considering their contractual rates as compared to prevailing market rates. The valuation adjustment is equal to the present value of the difference of these two cash flows, discounted at the prevailing market rates for a certificate with a corresponding maturity. This valuation adjustment was valued at $1.2 million and is being amortized in line with the expected cash flows driven by maturities of these deposits over the next five years. Amortization for the three and twelve months ended December 31, 2012 was $154 thousand and $436 thousand, respectively.

Direct costs related to the Merger were expensed as incurred. During the year ended December 31, 2012, the Company incurred $2.2 million in merger and acquisition integration expenses related to the Merger, including $47 thousand of facility expenses, $783 thousand of contract termination expenses, $441 thousand of severance expense, and $893 thousand of other merger expenses.

The Company recognized a $407 thousand gain related to the re-measurement to fair value equal to $695 thousand of the Company's previously held 2.5% equity interest in SE Financial Corp that is included in net gain on sale of investment securities within the Company's financial statements. The fair value of the Company's previously held equity interest was based on the cash payment of $14.50 for each share of SE Financial common stock.

The following table presents actual operating results attributable to SE Financial since the April 3, 2012 acquisition date through December 31, 2012. This information does not include purchase accounting adjustments or acquisition integration costs.

(Dollars in thousands)	SE Financial April 3, 2012 to December 31, 2012
Net interest income	$6,149
Non-interest income	326
Non-interest expense and income taxes	(2,780)
Net income	$3,695

The following table presents unaudited pro forma information as if the acquisition of SE Financial had occurred on both January 1, 2012 and January 1, 2011. This pro forma information gives effect to certain adjustments, including purchase accounting fair value adjustments, amortization of core deposit and other intangibles and related income tax effects.

The pro forma information does not necessarily reflect the results of operations that would have occurred had the acquisition of SE Financial occurred at the beginning of 2012 or 2011. In particular, merger and acquisition integration costs of $2.2 million and $848 thousand incurred by Beneficial and SE Financial, respectively, and expected cost savings are not reflected in the pro forma amounts.

	Pro forma For the Year Ended	
(Dollars in thousands)	December 31, 2012	December 31, 2011
Net interest income	$142,055	$153,686
Allowance for loan loss	(28,128)	(38,981)
Non-interest income	27,722	25,942
Non-interest expense and income taxes	(124,871)	(125,986)
Net income	$ 16,778	$ 14,661
Net earnings per share		
Basic	$0.22	$0.19
Diluted	$0.22	$0.19

4. EARNINGS PER SHARE

The following table presents a calculation of basic and diluted earnings per share for the years ended December 31, 2012, 2011, and 2010. Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding. The difference between common shares issued and basic average common shares outstanding, for purposes of calculating basic earnings per share, is a result of subtracting unallocated employee stock ownership plan ("ESOP") shares and unvested restricted stock shares. See Note 18 to these consolidated financial statements for further discussion of stock grants.

	For the Year Ended December 31,		
(Dollars in thousands, except share and per share amounts)	2012	2011	2010
Basic and diluted earnings per share:			
Net income	$14,179	$11,036	($8,963)
Basic average common shares outstanding	76,657,265	77,075,726	77,593,808
Effect of dilutive securities	170,607	155,577	-
Dilutive average shares outstanding	76,827,872	77,231,303	77,593,808
Net earnings per share			
Basic	$0.18	$0.14	($0.12)
Diluted	$0.18	$0.14	($0.12)

For the year ended December 31, 2012, there were 2,178,400 outstanding options and no restricted stock grants that were anti-dilutive for the earnings per share calculation. For the year ended December 31, 2011, there were 2,086,100 outstanding options and 126,000 restricted stock grants that were anti-dilutive for the earnings per share calculation. For the year ended December 31, 2010, there were 2,001,050 outstanding options and 188,500 restricted stock grants that were anti-dilutive for the earnings per share calculation. There were 143,095 average shares outstanding for the

year ended December 31, 2010, which were not included in the computation of diluted earnings per share as the result would have been anti-dilutive under the "if converted" method as the Company was in a net loss position.

5. CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances in accordance with federal requirements. Cash and due from banks in the consolidated statements of financial condition include $20.5 million and $18.6 million at December 31, 2012 and 2011, respectively, relating to this requirement.

Cash and due from banks also includes fiduciary funds of $920 thousand and $1.1 million at December 31, 2012 and 2011, respectively, relating to insurance services

6. INVESTMENT SECURITIES

The amortized cost and estimated fair value of investments in debt and equity securities at December 31, 2012 and 2011 are as follows:

(Dollars in thousands)	December 31, 2012 Investment Securities Available-for-Sale			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government Sponsored Enterprise ("GSE") and Agency Notes	$ 26,085	$ 282	$ -	$ 26,367
GNMA guaranteed mortgage certificates	6,732	254	-	6,986
GSE mortgage-backed securities	940,452	25,416	186	965,682
Collateralized mortgage obligations	157,581	1,250	364	158,467
Municipal bonds	75,534	4,479	-	80,013
Pooled trust preferred securities	10,382	-	1,660	8,722
Money market, mutual funds and certificates of deposit	21,110	144	-	21,254
Total	$1,237,876	$31,825	$2,210	$1,267,491

	December 31, 2012 Investment Securities Held-to-Maturity			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
GNMA guaranteed mortgage certificates	$ 536	$ 1	$-	$ 537
GSE mortgage-backed securities	430,256	9,781	-	440,037
Collateralized mortgage obligations	38,909	135	-	39,044
Municipal bonds	5,497	182	-	5,679
Foreign bonds	2,000	10	-	2,010
Total	$477,198	$10,109	$-	$487,307

(Dollars in thousands)	December 31, 2011 Investment Securities Available-for-Sale			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Equity securities	$ 2,478	$ 691	$ 30	$ 3,139
U.S. Government Sponsored Enterprise ("GSE") and Agency Notes	204	-	1	203
GNMA guaranteed mortgage certificates	7,874	232	-	8,106
GSE mortgage-backed securities	509,434	27,017	-	536,451
Collateralized mortgage obligations	180,029	2,451	85	182,395
Municipal bonds	85,503	4,653	2	90,154
Pooled trust preferred securities	13,433	-	2,280	11,153
Money market, mutual funds and certificates of deposit	43,399	40	29	43,410
Total	$842,354	$35,084	$2,427	$875,011

	December 31, 2011 Investment Securities Held-to-Maturity			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
GNMA guaranteed mortgage certificates	$ 589	$ -	$30	$ 559
GSE mortgage-backed securities	422,011	3,987	9	425,989
Collateralized mortgage obligations	47,620	199	-	47,819
Municipal bonds	11,975	182	-	12,157
Foreign bonds	500	-	1	499
Total	$482,695	$4,368	$40	$487,023

During the year ended December 31, 2012, the Bank sold $27.6 million of mortgage-backed securities, $2.8 million of equity securities and $362 thousand of other securities that resulted in a gain of $2.5 million. Additionally, the Company recognized a $407 thousand gain that resulted from the re-measurement of the fair value of the Company's previously held equity interest in SE Financial. Please refer to note 3 for details.

The following tables provide information on the gross unrealized losses and fair market value of the Company's investments with unrealized losses that are not deemed to be other than temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2012 and 2011:

(Dollars in thousands)	At December 31, 2012					
	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$24,184	$186	$ -	$ -	$ 24,184	$ 186
Pooled trust preferred securities	-	-	8,722	1,660	8,722	1,660
Collateralized mortgage obligations	68,565	364	-	-	68,565	364
Total temporarily impaired securities	$92,749	$550	$8,722	$1,660	$101,471	$2,210

(Dollars in thousands)	At December 31, 2011					
	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
GSE and Agency Notes	$ -	$ -	$ 103	$ 1	$ 103	$ 1
Mortgage-backed securities	30,186	9	559	30	30,745	39
Municipal and other bonds	-	-	1,205	2	1,205	2
Pooled trust preferred securities	-	-	11,153	2,280	11,153	2,280
Collateralized mortgage obligations	27,157	85	106	-	27,263	85
Foreign Bonds	499	1	-	-	499	1
Subtotal, debt securities	57,842	95	13,126	2,313	70,968	2,408
Equity securities	211	30	-	-	211	30
Mutual Funds	984	29	-	-	984	29
Total temporarily impaired securities	$59,037	$154	$13,126	$2,313	$72,163	$2,467

Management evaluates securities for other-than-temporary impairment ("OTTI") at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. The Company determines whether the unrealized losses are temporary in accordance with guidance under FASB ASC Topic 320 for Investments — Debt and Equity Securities. The evaluation is based upon factors such as the creditworthiness of the issuers/guarantors, the underlying collateral, if applicable, and the continuing performance of the securities. Management also evaluates other facts and circumstances that may be indicative of an OTTI condition. This includes, but is not limited to, an evaluation of the type of security, length of time and extent to which the fair value has been less than cost, and near-term prospects of the issuer.

The Company reviewed its portfolio for the year ended December 31, 2012, and with respect to debt securities in an unrealized loss position, the Company does not intend to sell, and it is not more likely than not that the Company will be required to sell, these securities in a loss position prior to their anticipated recovery.

The Company records the credit portion of OTTI through earnings based on the credit impairment estimates generally derived from cash flow analyses. The remaining unrealized loss, due to factors other than credit, is recorded in other comprehensive income ("OCI").

When evaluating for impairment, the Company's management considers the duration and extent to which fair value is less than cost, the creditworthiness and near-term prospects of the issuer, the likelihood of recovering the Company's investment, whether the Company has the intent to sell the investment or that it is more likely than not that the Company will be required to sell the investment before recovery, and other available information to determine the nature of the decline in market value of the securities.

The following summarizes, by security type, the basis for the conclusion that the applicable investments within the Company's available-for-sale and held-to-maturity portfolio were not other than temporarily impaired.

Mortgage-Backed Securities

The Company's investment in the preceding table that was in a loss position for less than 12 months consisted of one GSE Agency mortgage-backed security with an unrealized loss of 0.8%. The unrealized loss is due to current interest rate levels relative to the Company's cost. Because the unrealized losses are due to current interest rate levels relative to the Company's cost and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell these investments before recovery of its amortized cost, which may be at maturity, the Company does not consider these investments to be other-than temporarily impaired at December 31, 2012.

Pooled Trust Preferred Securities

The Company had an unrealized loss of $1.7 million related to its pooled trust preferred securities as of December 31, 2012. Based on the analysis of the underlying cash flows of these securities, there is no expectation of credit impairment.

Credit impairment is determined through the use of cash flow models and the transaction structure. Future expected credit losses are determined by using various assumptions, the most significant of which include the application of default rates, prepayment rates, and loss severities. These inputs are updated on a regular basis to ensure the most current credit and other assumptions are utilized in the analysis. If, based on this analysis, the Company does not expect to recover the entire amortized cost basis of the security, the expected cash flows are then discounted at the security's initial effective interest rate to arrive at a present value amount. OTTI credit losses reflect the difference between the present value of cash flows expected to be collected and the amortized cost basis of these securities.

The following table presents a summary of the significant inputs used in estimating potential credit losses for pooled trust preferred securities as of December 31, 2012:

	At December 31, 2012
Current default rate	3.6%
Prepayment rate	0.0%
Loss severity	100.0%

The Company's investment in pooled trust preferred securities shown in the preceding table that were in a loss position for greater than 12 months consisted of two pooled trust preferred securities with an unrealized loss, on average, of 16.0%. The first pooled trust preferred security, Trapeza 2003-4A Class A1A, was rated Aa3 by Moody's and A+ by Standard & Poor's. At December 31, 2012, the book value of the security totaled $4.1 million and the fair value totaled $3.9 million, representing an unrealized loss of $0.2 million, or 6.1%. At December 31, 2012, there were a total of 26 banks currently performing of the 37 remaining banks in the security. A total of 19.3%, or $59.0 million, of the current collateral of $305.6 million has defaulted and 16.3%, or $49.7 million, of the current collateral has deferred. Utilizing a cash flow analysis model in analyzing this security, an assumption of 0% recovery of current deferrals and defaults and additional defaults of 3.60% of outstanding collateral, every three years beginning in May 2013, with a 0% recovery, was modeled and resulted in no cash flow shortfalls to the Company's tranche. This represents the assumption of an additional 22.0% of defaults from the remaining performing collateral of $196.9 million. Excess subordination for the Trapeza 2003-4A Class A1A security represents 79.3% of the remaining performing collateral. The excess subordination of 79.3% is calculated by taking the remaining performing collateral of $196.9 million, subtracting the Class A1A or senior tranche balance of $40.8 million and dividing this result, $156.2 million, by the remaining performing collateral. This excess subordination represents the additional collateral supporting the Company's tranche.

The remaining pooled trust preferred security, US Capital Fund III Class A-1, is rated Baa2 by Moody's and B+ by Standard & Poor's, which represents a rating of below investment grade. At December 31, 2012, the book value of the security totaled $6.3 million and the fair value totaled $4.8 million, representing an unrealized loss of $1.5 million, or 22.5%. At December 31, 2012, there were a total of 28 banks currently performing of the 39 remaining banks in the security. A total of 14.1%, or $28.0 million, of the current collateral of $198.7 million has defaulted and 15.2%, or $30.2 million, of the current collateral has deferred. Utilizing a cash flow analysis model in analyzing this security, an assumption of 0% recovery of current deferrals and additional defaults of 3.60% of outstanding collateral, every three years beginning in December 2012, with a 0% recovery, was modeled and resulted in no cash flow shortfalls to the Company's tranche. This represents the assumption of an additional 24.0% of defaults from the remaining performing collateral of $140.5 million. Excess subordination for the US Capital Fund III A-1 security represents 48.0% of the remaining performing collateral. The excess subordination of 48.0% is calculated by taking the remaining performing collateral of $140.5 million, subtracting the Class A-1 or senior tranche balance of $73.0 million and dividing this result, $67.4 million, by the remaining performing collateral. This excess subordination represents the additional collateral supporting the Company's tranche.

Based on the above analysis, the Company expects to recover its entire amortized cost basis of the securities and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2012.

Collateralized Mortgage Obligations

The Company's investments in collateralized mortgage obligations ("CMOs") shown in the preceding table that were in a loss position for less than 12 months and had unrealized losses, on average, of 0.5%, consisted of two non-agency CMOs and four GSE agency CMOs. The decline in the market value of the non-agency CMOs is attributable to the widening of credit spreads in the non-agency CMO market. The Company performs a qualitative analysis by monitoring certain characteristics of its non-agency CMOs, such as ratings, delinquency and foreclosure percentages, historical default and loss severity ratios, credit support and coverage ratios and, based on the analysis performed at December 31, 2012, the Company expects to recover its entire amortized cost basis of these securities. The unrealized losses in the GSE agency CMOs is due to current interest rate levels relative to the Company's cost and not credit quality. Because the Company does not intend to sell the investment and it is not more likely than not that the Company will be required to sell the investment before recovery of its amortized cost, which may be maturity, the Company does not consider this investment to be other-than-temporarily impaired at December 31, 2012.

The following table sets forth the stated maturities of the investment securities at December 31, 2012. Maturities for mortgage-backed securities are dependent upon the rate environment and prepayments of the underlying loans. For purposes of this table they are presented separately.

(Dollars are in thousands)	December 31, 2012		December 31, 2011	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Available-for-sale:				
Due in one year or less	$ 5,635	$ 5,696	$ 3,983	$ 4,016
Due after one year through five years	6,415	6,643	10,065	10,465
Due after five years through ten years	61,677	64,402	186,265	190,455
Due after ten years	38,459	38,546	79,142	79,256
Mortgage-backed securities	1,104,765	1,131,135	517,308	544,557
Equity securities	-	-	2,478	3,139
Money market and mutual funds	20,925	21,069	43,113	43,123
Total	$1,237,876	$1,267,491	$842,354	$875,011
Held-to-maturity:				
Due in one year or less	$ 4,142	$ 4,177	$ 10,615	$ 10,672
Due after one year through five years	2,850	2,913	1,230	1,275
Due after five years through ten years	505	599	48,250	48,529
Due after ten years	-	-	-	-
Mortgage-backed securities	469,701	479,618	422,600	426,547
Total	$477,198	$487,307	$482,695	$487,023

At December 31, 2012 and December 31, 2011, $438.4 million and $543.1 million, respectively, of securities were pledged to secure municipal deposits. At December 31, 2012 and December 31, 2011, the Company had $96.2 million and $141.3 million, respectively, of securities pledged as collateral on secured borrowings. At December 31, 2012, the Company had no securities pledged at the Federal Reserve Bank of Philadelphia, while at December 31, 2011, the Company pledged $216 thousand of securities to secure its borrowing capacity at the Federal Reserve Bank of Philadelphia.

7. LOANS

Major classifications of loans at December 31, 2012 and 2011 are summarized as follows:

December 31, (Dollars in thousands)	**2012**	**2011**
Commercial:		
Commercial real estate	$ 639,557	$ 547,010
Commercial business loans	332,169	429,266
Commercial construction	105,047	233,545
Total commercial loans	1,076,773	1,209,821
Residential:		
Residential real estate	665,246	623,955
Residential construction	2,094	5,581
Total residential loans	667,340	629,536
Consumer loans:		
Home equity & lines of credit	258,499	268,793
Personal	55,850	73,094
Education	217,896	234,844
Automobile	170,946	160,041
Total consumer loans	703,191	736,772
Total loans	2,447,304	2,576,129
Allowance for losses	(57,649)	(54,213)
Loans, net	$2,389,655	$2,521,916

Included in the balance of residential loans are approximately $2.7 million and $1.3 million of loans held for sale at December 31, 2012 and December 31, 2011, respectively. These loans are carried at the lower of cost or estimated fair value, on an aggregate basis. Loans held for sale are loans originated by the Bank to be sold to a third party under contractual obligation to purchase the loans from the Bank. For the year ended December 31, 2012 and 2011, the Bank sold residential mortgage loans with an unpaid principal balance of approximately $100.7 million and $56.3 million, respectively, and recorded mortgage banking income of approximately $2.7 million and $916 thousand, respectively. The Bank retained the related servicing rights for the loans that were sold and receives a 25 basis point servicing fee from the purchaser of the loans.

In the ordinary course of business, the Company has granted loans to executive officers and directors and their affiliates amounting to $114 thousand, $202 thousand and $511 thousand at December 31, 2012, 2011, and 2010, respectively. The amount of payoffs and repayments with respect to such loans during the years ended December 31, 2012, 2011 and 2010 totaled $88 thousand, $310 thousand and $6 thousand, respectively. There were no new related party loans granted during the year ended December 31, 2012. For the years ended December 31, 2011 and 2010 there were $1 thousand and $198 thousand, respectively, of new related party loans granted.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. The Company evaluates the appropriateness of the allowance for loan losses balance on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings. The Company's methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) a specific valuation allowance on identified problem loans; (2) a general valuation allowance on the remainder of the loan portfolio; and (3) an unallocated component. Although the Company determines the amount of each element of the allowance separately, the entire allowance for loan losses is available to absorb losses in the loan portfolio. The Company charges-off the collateral or discounted cash flow deficiency on all loans at 90 days past due and all loans rated substandard or worse that are 90 days past due, as a result, no specific valuation allowance was maintained at December 31, 2012 and 2011 for non-performing loans.

The summary activity in the allowance for loan losses for all portfolios for the years ended December 31, 2012, 2011, and 2010:

December 31, 2012 (Dollars in thousands)	**COMMERCIAL**			**RESIDENTIAL**		**CONSUMER**					
	Real Estate	**Business**	**Construction**	**Real Estate**	**Construction**	**Home Equity & Equity Lines**	**Personal**	**Education**	**Auto**	**Not Allocated**	**Total**
Allowance for credit losses:											
Beginning balance	$16,254	$15,376	$14,791	$1,620	$ 65	$2,020	$1,855	$279	$1,403	$550	$54,213
Charge-offs	7,590	9,867	5,803	736	479	979	681	135	1,070	-	27,340
Recoveries	218	905	675	36	-	253	201	-	488	-	2,776
Provision	13,112	11,674	(1,421)	1,373	556	1,103	687	159	757	-	28,000
Allowance ending balance	$21,994	$18,088	$ 8,242	$2,293	$142	$2,397	$2,062	$303	$1,578	$550	$57,649
Allowance ending balance											
Individually evaluated for impairment	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Collectively evaluated for impairment	21,994	18,088	8,242	2,293	142	2,397	2,062	303	1,578	550	57,649
Loans acquired with deteriorated credit quality(1)	-	-	-	-	-	-	-	-	-	-	-
Total Allowance	$21,994	$18,088	$8,242	$2,293	$142	$2,397	$2,062	$303	$1,578	$550	$57,649
Financing receivable:											
Ending balance											
Individually evaluated for impairment	$ 37,358	$ 18,748	$ 13,407	$ 15,075	$ 783	$ 1,110	$ 592	$ -	$ 119	$ -	$ 87,192
Collectively evaluated for impairment	601,981	313,421	89,866	649,815	1,311	257,389	55,258	217,896	170,827	-	2,357,764
Loans acquired with deteriorated credit quality(1)	218	-	1,774	356	-	-	-	-	-	-	2,348
Total Portfolio	$639,557	$332,169	$105,047	$665,246	$2,094	$258,499	$55,850	$217,896	$170,946	$ -	$2,447,304

(1) Loans acquired with deteriorated credit quality are evaluated on an individual basis.

December 31, 2011 (Dollars in thousands)	COMMERCIAL			RESIDENTIAL		CONSUMER					
	Real Estate	Business	Construction	Real Estate	Construction	Home Equity & Equity Lines	Personal	Education	Auto	Not Allocated	Total
Allowance for credit losses:											
Beginning balance	$14,793	$14,407	$ 9,296	$1,854	$30	$2,136	$ 977	$297	$1,026	$550	$45,366
Charge-offs	8,508	5,897	16,063	968	36	587	1,643	147	1,185	-	35,034
Recoveries	651	1,027	3,333	28	-	461	310	-	571	-	6,381
Provision	9,318	5,839	18,225	706	71	10	2,211	129	991	-	37,500
Allowance ending balance	$16,254	$15,376	$14,791	$1,620	$65	$2,020	$1,855	$279	$1,403	$550	$54,213
Allowance ending balance											
Individually evaluated for impairment	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Collectively evaluated for impairment	16,254	15,376	14,791	1,620	65	2,020	1,855	279	1,403	550	54,213
Total Allowance	$16,254	$15,376	$14,791	$1,620	$65	$2,020	$1,855	$279	$1,403	$550	$54,213
Financing receivable:											
Ending balance											
Individually evaluated for impairment	$ 38,324	$ 31,666	$ 40,349	$ 12,477	$1,850	$ 499	$ 436	$ -	$ 97	$ -	$ 125,698
Collectively evaluated for impairment	508,686	397,600	193,196	611,478	3,731	268,294	72,658	234,844	159,944	-	2,450,431
Total Portfolio	$547,010	$429,266	$233,545	$623,955	$5,581	$268,793	$73,094	$234,844	$160,041	$ -	$2,576,129

December 31, 2010 (Dollars in thousands)	COMMERCIAL			RESIDENTIAL		CONSUMER					
	Real Estate	Business	Construction	Real Estate	Construction	Home Equity & Lines of Credit	Personal	Education	Auto	Not Allocated	Total
Allowance for credit losses:											
Beginning balance	$ 9,842	$20,515	$4,344	$5,460	$97	$2,169	$1,041	$903	$1,484	$ -	$45,855
Charge-offs	22,210	14,505	29,631	918	-	2,106	984	198	1,090	-	71,642
Recoveries	162	171	-	2	-	71	208	-	339	-	953
Provision	26,999	8,226	34,583	(2,690)	(67)	2,002	712	(408)	293	550	70,200
Allowance ending balance	$14,793	$14,407	$9,296	$1,854	$30	$2,136	$ 977	$297	$1,026	$550	$45,366
Allowance ending balance											
Individually evaluated for impairment	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Collectively evaluated for impairment	14,793	14,407	9,296	1,854	30	2,136	977	297	1,026	550	45,366
Total Allowance	$14,793	$14,407	$9,296	$1,854	$30	$2,136	$977	$297	$1,026	$550	$45,366
Financing receivable:											
Ending balance											
Individually evaluated for impairment	$ 28,769	$ 21,634	$ 31,519	$ 13,414	$ 308	$ -	$ 89	$ -	$ 70	$ -	$ 95,803
Collectively evaluated for impairment	571,965	420,247	236,795	674,151	10,849	288,875	93,947	249,696	154,074	-	2,700,599
Total Portfolio	$600,734	$441,881	$268,314	$687,565	$11,157	$288,875	$94,036	$249,696	$154,144	$ -	$2,796,402

The provision for loan losses charged to expense is based upon past loan loss experience and an evaluation of estimated losses in the current loan portfolio, including the evaluation of impaired loans under *FASB ASC Topic 310 for Loans and Debt Securities*. Under the accounting guidance *FASB ASC Topic 310 for Receivables*, for all loan segments a loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan. An insignificant delay or insignificant shortfall in amount of payments does not necessarily result in the loan being identified as impaired. When all or a portion of the loan is deemed uncollectible, the uncollectible portion is charged-off. The measurement is based either on the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if the loan is collateral-dependent. Most of the Company's commercial loans are collateral dependent

and therefore the Company uses the value of the collateral to measure the loss. Any collateral or discounted cash flow deficiency for loans that are 90 days past due are charged-off. Impairment losses are included in the provision for loan losses. Large groups of homogeneous loans are collectively evaluated for impairment, except for those loans restructured under a troubled debt restructuring.

Classified Loans

The Bank's credit review process includes a risk classification of all commercial and residential loans that includes pass, special mention, substandard and doubtful. The classification of a loan may change based on changes in the creditworthiness of the borrower. The description of the risk classifications are as follows:

A loan is classified as pass when payments are current and it is performing under the original contractual terms. A loan is classified as special mention when the borrower exhibits potential credit weakness or a downward trend which, if not checked or corrected, will weaken the asset or inadequately protect the Bank's position. While potentially weak, the borrower is currently marginally acceptable; no loss of principal or interest is envisioned. A loan is classified as substandard when the borrower has a well defined weakness or weaknesses that jeopardize the orderly liquidation of the debt. A substandard loan is inadequately protected by the current net worth and paying capacity of the obligor, normal repayment from this borrower is in jeopardy, and there is a distinct possibility that a partial loss of interest and/or principal will occur if the deficiencies are not corrected. A loan is classified as doubtful when a borrower has all weaknesses inherent in one classified as substandard with the added provision that: (1) the weaknesses make collection of debt in full on the basis of currently existing facts, conditions and values highly questionable and improbable; (2) serious problems exist to the point where a partial loss of principal is likely; and (3) the possibility of loss is extremely high, but because of certain important, reasonably specific pending factors which may work to the advantage and strengthening of the assets, its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens and additional refinancing plans. The Company charges-off the collateral or discounted cash flow deficiency on all loans classified as substandard or worse. In all cases, loans are placed on non-accrual when 90 days past due or earlier if collection of principal or interest is considered doubtful.

The following tables set forth the amounts and percentage of the portfolio of classified asset categories for the commercial and residential loan portfolios at December 31, 2012 and 2011:

Commercial and Residential Loans
Credit Risk Internally Assigned
(Dollars in thousands)

	December 31, 2012											
	Commercial Real Estate		Commercial Business		Commercial Construction		Residential Real Estate		Residential Construction		Total	
Grade												
Pass	$557,397	87%	$280,375	84%	$75,788	72%	$656,936	99%	$1,311	63%	$1,571,807	90%
Special Mention	36,468	6%	30,106	9%	4,061	4%	-	-%	-	-%	70,635	3%
Substandard	44,281	7%	19,596	6%	25,198	24%	8,310	1%	783	37%	98,168	6%
Doubtful	1,411	-%	2,092	1%	-	-%	-	-%	-	-%	3,503	1%
Total	$639,557	100%	$332,169	100%	$105,047	100%	$665,246	100%	$2,094	100%	$1,744,113	100%

	December 31, 2011											
	Commercial Real Estate		Commercial Business		Commercial Construction		Residential Real Estate		Residential Construction		Total	
Grade												
Pass	$499,976	91%	$367,525	86%	$175,825	75%	$611,478	98%	$3,731	67%	$1,658,535	90%
Special Mention	8,710	2%	30,075	7%	17,371	8%	-	-%	-	-%	56,156	3%
Substandard	31,382	6%	27,672	6%	30,483	13%	12,477	2%	1,850	33%	103,864	6%
Doubtful	6,942	1%	3,994	1%	9,866	4%	-	-%	-	-%	20,802	1%
Total	$547,010	100%	$429,266	100%	$233,545	100%	$623,955	100%	$5,581	100%	$1,839,357	100%

The Bank's credit review process is based on payment history for all consumer loans. The collateral deficiency on consumer loans is charged-off when they become 90 days delinquent with the exception of education loans which are guaranteed by the U.S. government. The following tables set forth the consumer loan risk profile based on payment activity as of December 31, 2012 and 2011:

Consumer Credit Exposure
Credit Risk Profile Based on Payment Activity
(Dollars in thousands)

	December 31, 2012									
	Home Equity & Lines of Credit		Personal		Education		Auto		Total	
Performing	$257,389	100%	$55,258	99%	$193,883	89%	$170,827	100%	$677,357	96%
Non-performing	1,110	-%	592	1%	24,013	11%	119	-%	25,834	4%
Total	$258,499	100%	$55,850	100%	$217,896	100%	$170,946	100%	$703,191	100%

	December 31, 2011									
	Home Equity & Lines of Credit		Personal		Education		Auto		Total	
Performing	$268,294	100%	$72,658	99%	$206,421	88%	$159,944	100%	$707,317	96%
Non-performing	499	-%	436	1%	28,423	12%	97	-%	29,455	4%
Total	$268,793	100%	$73,094	100%	$234,844	100%	$160,041	100%	$736,772	100%

Loans Acquired with Deteriorated Credit Quality

The outstanding principal balance and related carrying amount of loans acquired with deteriorated credit quality, for which the Company applies the provisions of ASC 310-30, as of December 31, 2012, are as follows:

(Dollars in thousands)	December 31, 2012
Outstanding principal balance	$3,199
Carrying amount	2,348

The following table presents changes in the accretable discount on loans acquired with deteriorated credit quality, for which the Company applies the provisions of ASC 310-30, since the April 3, 2012 acquisition date through December 31, 2012:

(Dollars in thousands)	Accretable Discount
Balance, April 3, 2012	$159
Accretion	(87)
Balance, December 31,2012	$ 72

Loan Delinquencies and Non-accrual Loans

The Company monitors the past due and non-accrual status of loans in determining the loss classification, impairment status and in determining the allowance for loan losses. Generally, all loans past due 90 days are put on non-accrual status. Education loans greater than 90 days delinquent continue to accrue interest as they are U.S. government guaranteed with little risk of credit loss.

The following tables provide information about delinquent and non-accrual loans in the Company's portfolio at the dates indicated:

Aged Analysis of Past Due and Non-accrual Financing Receivables
As of December 31, 2012

(Dollars in thousands)	30-59 Days Past Due		60-89 Days Past Due		> 90 Days Past Due		Total Past Due		Current		Total Financing Receivables		Recorded Investment >90 Days And Accruing	Non-Accruing (1)	
Commercial:															
Commercial real estate	$9,532	21%	$1,857	10%	$23,754	34%	$35,143	26%	$ 604,414	26%	$ 639,557	26%	$ -	$25,636	37%
Commercial business loans	750	2%	2,785	15%	7,394	10%	10,929	8%	321,240	14%	332,169	14%	-	13,255	19%
Commercial construction	9,990	22%	1,735	9%	6,986	10%	18,711	14%	86,336	4%	105,047	4%	-	13,407	20%
Total commercial	$20,272	45%	$6,377	34%	$38,134	54%	$64,783	48%	$1,011,990	44%	$1,076,773	44%	$ -	$52,298	76%
Residential:															
Residential real estate	$3,817	9%	$1,786	9%	$7,646	11%	$13,249	10%	$651,997	28%	$665,246	27%	$ -	$13,515	20%
Residential construction	-	-%	-	-%	783	1%	783	1%	1,311	-%	2,094	-%	-	783	1%
Total residential	$3,817	9%	$1,786	9%	$8,429	12%	$14,032	11%	$653,308	28%	$667,340	27%	$ -	$14,298	21%
Consumer loans:															
Home equity & lines of credit	$1,291	3%	$ 406	2%	$ 263	-%	$ 1,960	1%	$256,539	11%	$258,499	11%	$ -	$1,110	2%
Personal	498	1%	327	2%	187	-%	1,012	1%	54,838	2%	55,850	2%	-	592	1%
Education	15,852	36%	9,963	52%	24,013	34%	49,828	37%	168,068	8%	217,896	9%	24,013	-	-%
Automobile	2,717	6%	227	1%	-	-%	2,944	2%	168,002	7%	170,946	7%	-	119	-%
Total consumer	$20,358	46%	$10,923	57%	$24,463	34%	$55,744	41%	$647,447	28%	$703,191	29%	$24,013	$1,821	3%
Total	$44,447	100%	$19,086	100%	$71,026	100%	$134,559	100%	$2,312,745	100%	$2,447,304	100%	$24,013	$68,417	100%

(1) Non-accruing loans do not include $2.3 million of loans acquired with deteriorated credit quality, which have been recorded at their fair value at acquisition.

Aged Analysis of Past Due and Non-accrual Financing Receivables
As of December 31, 2011

(Dollars in thousands)	30-59 Days Past Due		60-89 Days Past Due		> 90 Days Past Due		Total Past Due		Current		Total Financing Receivables		Recorded Investment >90 Days And Accruing	Non-Accruing (1)	
Commercial:															
Commercial real estate	$3,307	10%	$998	5%	$20,229	21%	$24,534	17%	$ 522,476	21%	$ 547,010	21%	$ -	$29,367	27%
Commercial business loans	1,836	6%	3,020	16%	15,718	17%	20,574	14%	408,692	17%	429,266	17%	-	26,959	25%
Commercial construction	2,483	8%	461	3%	22,526	24%	25,470	17%	208,075	9%	233,545	9%	-	36,222	34%
Total commercial	$7,626	24%	$4,479	24%	$58,473	62%	$70,578	48%	$1,139,243	47%	$1,209,821	47%	$ -	$92,548	86%
Residential:															
Residential real estate	$2,654	8%	$1,544	8%	$6,159	6%	$10,357	7%	$613,598	25%	$623,955	24%	$ -	$12,477	11%
Residential construction	-	-%	484	3%	1,850	2%	2,334	2%	3,247	-%	5,581	-%	-	1,850	2%
Total residential	$2,654	8%	$2,028	11%	$8,009	8%	$12,691	9%	$616,845	25%	$629,536	24%	$ -	$14,327	13%
Consumer loans:															
Home equity & lines of credit	$925	3%	$ 382	2%	$ 208	-%	$ 1,515	1%	$267,278	11%	$268,793	11%	$ -	$499	1%
Personal	524	2%	18	-%	405	-%	947	1%	72,147	3%	73,094	3%	-	436	-%
Education	18,209	57%	11,101	61%	28,423	30%	57,733	40%	177,111	7%	234,844	9%	28,423	-	-%
Automobile	1,753	6%	344	2%	-	-%	2,097	1%	157,944	7%	160,041	6%	-	97	-%
Total consumer	$21,411	68%	$11,845	65%	$29,036	30%	$62,292	43%	$674,480	28%	$736,772	29%	$28,423	$1,032	1%
Total	$31,691	100%	$18,352	100%	$95,518	100%	$145,561	100%	$2,430,568	100%	$2,576,129	100%	$28,423	$107,907	100%

Troubled Debt Restructured Loans

The Bank determines whether a restructuring of debt constitutes a troubled debt restructuring ("TDR") in accordance with guidance under *FASB ASC Topic 310 Receivables*. The Company considers a loan a TDR when the borrower is experiencing financial difficulty and the Bank grants a concession that they would not otherwise consider but for the borrower's financial difficulties. A TDR includes a modification of debt terms or assets received in satisfaction of the debt (including a foreclosure or a deed in lieu of foreclosure) or a combination of types. The Bank evaluates selective criteria to determine if a borrower is experiencing financial difficulty, including the ability of the borrower to obtain funds from sources other than the Bank at market rates. The Bank considers all TDR loans as impaired loans and, generally, they are put on non-accrual status. The Bank will not consider the loan a TDR if the loan modification was made for customer retention purposes. The Bank's policy for returning a loan to accruing status requires the preparation of a well documented credit evaluation which includes the following:

- A review of the borrower's current financial condition in which the borrower must demonstrate sufficient cash flow to support the repayment of all principal and interest including any amounts previously charged-off;
- An updated appraisal or home valuation which must demonstrates sufficient collateral value to support the debt;
- Sustained performance based on the restructured terms for at least six consecutive months;
- Approval by the Special Assets Committee which consists of senior management including the Chief Credit Officer and the Chief Financial Officer.

The Bank had 31 loans totaling $20.8 million and 36 loans totaling $23.7 million whose terms were modified in a manner that met the criteria for a TDR as of December 31, 2012 and December 31, 2011, respectively. As of December 31, 2012, 10 of the TDRs were commercial real estate loans with an aggregate outstanding balance of $7.8 million, 7 were commercial business loans with an aggregate outstanding balance of $9.2 million, 3 were commercial construction with an aggregate outstanding balance of $2.7 million, 2 were residential real estate loans with an aggregate outstanding balance of $145 thousand, and the remaining 9 were consumer loans with an aggregate outstanding balance of $908 thousand. The Company had accruing TDRs in the amount of $5.5 million as of December 31, 2012 that were modified during the year. As of December 31, 2011, 11 of the TDRs were commercial real estate loans with an aggregate outstanding balance of $7.8 million, 10 were commercial business loans with an aggregate outstanding balance of $9.9 million, one was a commercial construction loan with an outstanding balance of $3.9 and the remaining 14 loans were residential real estate loans with an aggregate outstanding balance of $2.1 million.

The following tables summarize information about TDRs as of and for the years ended December 31, 2012 and 2011:

(Dollars in thousands, except number of loans)	For the Year Ended December 31, 2012	
	No. of Loans	Balance
Loans modified during the period in a manner that met the definition of a TDR	13	$9,066
Modifications granted:		
Reduction of outstanding principal due	2	5,493
Deferral of principal amounts due	11	3,573
Temporary reduction in interest rate	-	-
Deferral of interest due	-	-
Below market interest rate granted	-	-
Outstanding principal balance immediately before modification	13	10,761
Outstanding principal balance immediately after modification	13	9,066
Aggregate principal charge-off recognized on TDRs outstanding at period end since origination	13	7,693
Outstanding principal balance at period end	31	20,830
TDRs that re-defaulted subsequent to being modified (in the past twelve months)	-	-

(Dollars in thousands, except number of loans)	For the Year Ended December 31, 2011	
	No. of Loans	Balance
Loans modified during the period in a manner that met the definition of a TDR	4	$1,801
Modifications granted:		
Reduction of outstanding principal due	-	-
Deferral of principal amounts due	1	43
Temporary reduction in interest rate	1	60
Deferral of interest due	2	1,698
Below market interest rate granted	-	-
Outstanding principal balance immediately before and after modification	4	1,801
Aggregate principal charge-off recognized on TDRs outstanding at period end since origination	13	5,545
Outstanding principal balance at period end	36	23,709
TDRs that re-defaulted subsequent to being modified (in the past twelve months)	-	-

Impaired Loans

Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures the extent of the impairment in accordance with guidance under *FASB ASC Topic 310 for Receivables*. The fair value of impaired loans is estimated using one of several methods, including collateral value, liquidation value or discounted cash flows. However, collateral value is predominantly used to assess the fair value of an impaired loan. Those impaired loans not requiring an allowance represent loans for which the fair value of the collateral or expected repayments exceed the recorded investments in such loans.

Components of Impaired Loans

Impaired Loans
For the Year Ended December 31, 2012

(Dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized	Interest Income Recognized Using Cash Basis
Impaired loans with no related specific allowance recorded:						
Commercial Real Estate	$25,636	$36,691	$-	$29,310	$ -	$-
Commercial Business	18,747	25,128	-	21,439	279	-
Commercial Construction	13,407	24,016	-	24,043	-	-
Residential Real Estate	13,515	14,374	-	12,718	-	-
Residential Construction	783	783	-	1,491	-	-
Home Equity and Lines of Credit	1,110	1,127	-	1,040	-	-
Personal	592	743	-	535	-	-
Education	-	-	-	-	-	-
Auto	119	126	-	71	-	-
Total Impaired Loans:	$73,909	$102,988	$-	$90,647	$279	$-
Commercial	$57,790	$85,835	$-	$74,792	$279	$-
Residential	14,298	15,157	-	14,209	-	-
Consumer	1,821	1,996	-	1,646	-	-
Total	$73,909	$102,988	$-	$90,647	$279	$-

The impaired loans table above includes $5.5 million of accruing TDRs that were modified during 2012 and are performing in accordance with their modified terms. We recorded $279 thousand of interest income related to these accruing TDRs during the year ended December 31, 2012. The impaired loans table above does not include $2.3 million of loans acquired with deteriorated credit quality, which have been recorded at their fair value at acquisition.

Impaired Loans
For the Year Ended December 31, 2011

(Dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized	Interest Income Recognized Using Cash Basis
Impaired loans with no related specific allowance recorded:						
Commercial Real Estate	$ 29,367	$ 42,143	$-	$ 30,075	$-	$-
Commercial Business	26,959	34,182	-	25,051	-	-
Commercial Construction	36,222	60,114	-	41,087	-	-
Residential Real Estate	12,477	13,139	-	14,998	-	-
Residential Construction	1,850	1,850	-	1,006	-	-
Home Equity and Lines of Credit	499	504	-	428	-	-
Personal	436	830	-	575	-	-
Education	-	-	-	-	-	-
Auto	97	97	-	95	-	-
Total Impaired Loans:	$107,907	$152,859	$-	$113,315	$-	$-
Commercial	$92,548	$136,439	$-	$96,213	$-	$-
Residential	14,327	14,989	-	16,004	-	-
Consumer	1,032	1,431	-	1,098	-	-
Total	$107,907	$152,859	$-	$113,315	$-	$-

Impaired Loans
For the Year Ended December 31, 2010

(Dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized	Interest Income Recognized Using Cash Basis
Impaired loans with no related specific allowance recorded:						
Commercial Real Estate	$28,769	$50,044	$ -	$29,028	$6	$795
Commercial Business	21,634	32,114	-	13,870	-	71
Commercial Construction	31,519	61,150	-	33,946	-	-
Residential Real Estate	13,414	13,823	-	3,745	-	-
Residential Construction	308	722	-	302	-	-
Consumer Personal	159	159	-	339	-	-
Total Impaired Loans:	$95,803	$158,012	$-	$81,230	$6	$866
Commercial	$81,922	$143,308	$-	$76,844	$6	$866
Residential	13,722	14,545	-	4,047	-	-
Consumer	159	159	-	339	-	-
Total	$95,803	$158,012	$-	$81,230	$6	$866

The Company charged-off the collateral or discounted cash flow deficiency on all impaired loans and as a result, no specific valuation allowance was required for any impaired loans at December 31, 2012. Interest income that would have been recorded for the year ended December 31, 2012, had impaired loans been current according to their original terms, amounted to approximately $4.7 million.

Non-performing loans (which includes non-accrual loans and loans past 90 days or more and still accruing) at December 31, 2012 and 2011 amounted to approximately $92.4 million and $136.3 million, respectively, and include $24.0 million and $28.4 million in guaranteed student loans, respectively.

8. ACCRUED INTEREST RECEIVABLE

The following table provides information on accrued interest receivable at December 31, 2012 and 2011.

(Dollars in thousands)	2012		2011	
	Amount	% of Total	Amount	% of Total
Interest-bearing deposits	$ 57	0.37%	$ 39	0.24%
Investment securities	4,269	27.76%	4,359	26.58%
Loans	11,055	71.87%	12,003	73.18%
Total accrued interest receivable	$15,381	100.00%	$16,401	100.00%

9. BANK PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2012 and 2011 consist of the following:

(Dollars in thousands)	2012	2011
Land	$18,129	$14,673
Bank premises	38,917	37,194
Furniture, fixtures and equipment	24,440	22,972
Leasehold improvements	9,668	9,116
Construction in progress	6,184	5,933
Total	97,338	89,888
Accumulated depreciation and amortization	(33,114)	(29,975)
Total	$64,224	$59,913

Depreciation and amortization expense amounted to $5.8 million, $5.5 million, and $6.1 million for the years ended December 31, 2012, 2011, and 2010, respectively.

10. GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangible assets arising from the Company's acquisitions of SE Financial, FMS Financial Corporation ("FMS"), CLA Agency, Inc. ("CLA"), and Paul Hertel & Company were accounted for in accordance with the accounting guidance in *FASB ASC Topic 350 for Intangibles - Goodwill and Other*. The other intangibles are amortizing intangibles, which primarily consist of a core deposit intangible which is amortized over an estimated useful life of ten years. As of December 31, 2012, the core deposit intangibles net of accumulated amortization totaled $6.9 million. The remaining balance of other amortizing intangibles includes a customer list intangible amortized over an estimated useful life of 12.5 years.

Goodwill and other indefinite lived intangible assets are not amortized on a recurring basis, but rather are subject to periodic impairment testing. During the quarter ended December 31, 2011, the Company adopted the amendments included in Accounting Standards Update ("ASU") 2011-08, which allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Management reviewed qualitative factors for the Bank in 2012 including financial performance, market changes and general economic conditions and noted there was not a significant change in any of these factors as compared to 2011. Accordingly, it was determined that it was more likely than not that the fair value of each reporting unit continued to be in excess of its carrying amount as of December 31, 2012.

During 2012, management reviewed qualitative factors for the Bank including financial performance, market changes and general economic conditions and noted there was not a significant change in any of these factors as compared to 2011. Accordingly, it was determined that it was more likely than not that the fair value of each reporting unit continued to be in excess of its carrying amount as of December 31, 2012. Additionally during 2012, the Company assessed the qualitative factors related to Beneficial Insurance Services, LLC and determined that the two-step quantitative goodwill impairment test was warranted based on declining revenues. The Company performed this impairment test which estimates the fair value of equity using discounted cash flow analyses as well as guideline company and guideline transaction information. The inputs and assumptions are incorporated in the valuations including projections of future cash flows, discount rates, the fair value of tangible and intangible assets and liabilities,

and applicable valuation multiples based on the guideline information. Based on the Company's latest annual impairment assessment of Beneficial Insurance Services, LLC, management believes that the fair value is in excess of the carrying amount. As a result, management concluded that there was no impairment of goodwill during the year ended December 31, 2012.

During 2011, management reviewed qualitative factors for the Bank and Beneficial Insurances Services, LLC including financial performance, market changes and general economic conditions and noted there was not a significant change in any of these factors as compared to 2010. Accordingly, it was determined that it was more likely than not that the fair value of each reporting unit continued to be in excess of its carrying amount as of December 31, 2012. As a result, management concluded that there was no impairment of goodwill during the year ended December 31, 2011.

Other intangible assets subject to amortization are evaluated for impairment in accordance with authoritative guidance. An impairment loss will be recognized if the carrying amount of the intangible asset is not recoverable and exceeds fair value. The carrying amount of the intangible is not considered recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. During 2012, management recorded an impairment charge of $773 thousand related to the insurance agency's customer list intangible due to the fact that the expected cash flows from the customer list intangible were less than the carrying amount of the customer list intangible. The impairment charge was determined by the difference between the fair value of the customer list intangible and the carrying amount of the customer list intangible.

Goodwill and other intangibles at December 31, 2012 and December 31, 2011 are summarized as follows:

(Dollars in thousands)	Goodwill	Core Deposit Intangible	Customer Relationships and other
Balance at December 31, 2011	$110,486	$8,332	$5,002
Acquired	11,487	708	-
Adjustments:			
Impairment	-	-	(773)
Amortization	-	(2,113)	(1,277)
Balance at December 31, 2012	$121,973	$6,927	$2,952

The following table summarizes amortizing intangible assets at December 31, 2012 and 2011:

(Dollars in thousands)	2012			2011		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Amortizing Intangibles:						
Core Deposits	$23,923	($16,996)	$6,927	$23,215	($14,883)	$ 8,332
Customer Relationships and Other	10,251	(7,299)	2,952	10,251	(5,249)	5,002
Total Amortizing Intangibles	$34,174	($24,295)	$9,879	$33,466	($20,132)	$13,334

Aggregate amortization expense was $3.4 million, $3.6 million and $3.5 million for the years ended December 31, 2012, 2011, and 2010, respectively. Amortization expense for the next five years and thereafter is expected to be as follows:

(Dollars in thousands)

Year	Expense
2013	$1,872
2014	1,870
2015	1,868
2016	1,867
2017	1,149
2018 and thereafter	1,253

11. OTHER ASSETS

The following table provides selected information on other assets at December 31, 2012 and 2011:

(Dollars in thousands)	December 31, 2012	December 31, 2011
Investments in affordable housing and other partnerships	$ 14,507	$ 17,189
Cash surrender value of life insurance	19,885	19,575
Prepaid assets	7,336	10,459
Net deferred tax assets	47,079	37,998
Other real estate	11,751	17,775
Fixed assets held for sale	441	553
Mortgage servicing rights	1,302	647
All other assets	11,441	9,987
Total other assets	$113,742	$114,183

During the year ended December 31, 2012, the Company recorded $1.5 million of additional amortization on low income housing partnership investments. There was no additional amortization recorded on low income housing partnership investments during the years ended December 31, 2011 and 2010.

During the years ended December 31, 2012, 2011 and 2010, the Company recorded $3.1 million, $781 thousand and $1.5 million, respectively, of other real estate owned losses, which consists of property write downs from updated appraisals as well as the loss on the sale of properties . In addition, during the years ended December 31, 2012, 2011 and 2010, the Company recorded $1.7 million, $1.6 million and $1.0 million, respectively, of other real estate owned expenses.

In connection with the SE Financial merger, the Company determined that one owned branch would be consolidated into an existing branch location and sold. During the year ended December 31, 2012, this branch location was sold and a gain of $588 thousand was recorded in merger and restructuring charges in non-interest expense.

During the year ended December 31, 2011, the Company determined that five Bank branches would be consolidated into existing branch locations. As a result, there were two owned branches that were transferred to fixed assets held for sale at their fair market value, less costs to sell of $553 thousand, and a loss of $947 thousand was recorded as part of the restructuring charge in non-interest expense. During the year ended December 31, 2010, the Company determined that two properties located in Burlington, New Jersey would be vacated and sold. These properties were recorded at their fair market value, less costs to sell, which totaled $3.1 million, and a $1.6 million loss was recorded in other non-interest expense on the Company's consolidated statement of operations for the year ended December 31, 2010. These two locations were sold and a gain of $261 thousand was recorded in other non-interest expense on the consolidated statement of operations for the year ended December 31, 2011.

The Company follows the authoritative guidance under *ASC 860-50 - Servicing Assets and Liabilities* to account for its MSRs. Effective January 1, 2011, the Company elected the fair value measurement method to value its existing mortgage servicing assets at fair value in accordance with ASC 860-50. Under the fair value measurement method, the Company measures its MSRs at fair value at each reporting date and reports changes in the fair value of its MSRs in earnings in the period in which the changes occur. See Note 23 to these consolidated financial statements.

12. DEPOSITS

Deposits consisted of the following major classifications at December 31, 2012 and 2011:

(Dollars in thousands)	2012	% of Total Deposits	2011	% of Total Deposits
Non-interest bearing deposits	$ 328,892	8.4%	$ 278,968	7.8%
Interest-earning checking accounts	663,737	16.9%	485,160	13.5%
Municipal checking accounts	611,599	15.6%	679,055	18.9%
Money market accounts	496,508	12.6%	529,877	14.7%
Savings accounts	1,037,424	26.4%	783,388	21.8%
Time deposits	789,353	20.1%	838,354	23.3%
Total deposits	$3,927,513	100.0%	$3,594,802	100.0%

The increase in deposits of $332.7 million was primarily driven by the addition of $275.3 million of deposits acquired from SE Financial.

Time deposit accounts outstanding at December 31, 2012 mature as follows:

(Dollars in thousands) Year	Balance
2013	$443,906
2014	99,085
2015	76,757
2016	102,830
2017	34,352
2018 and thereafter	32,423

The aggregate amount of certificate accounts in denominations of $100 thousand dollars or more totaled $37.7 million and $149.1 million at December 31, 2012 and 2011, respectively. Due to recent economic conditions, the FDIC has permanently raised deposit insurance per account owner to $250 thousand for all types of accounts. The FDIC also provided unlimited deposit insurance for "non-interest bearing transaction accounts" through December 31, 2012.

13. BORROWED FUNDS

A summary of borrowings is as follows:

(Dollars in thousands)	December 31,	
	2012	2011
FHLB advances	$140,000	$100,000
Repurchase agreements	85,000	125,000
Statutory trust debenture	25,352	25,335
Total borrowings	$250,352	$250,335

Advances from the FHLB that bear fixed interest rates with remaining periods until maturity are summarized as follows:

(Dollars in thousands)	December 31,	
	2012	2011
Due in one year or less	$ 20,000	$ 30,000
Due after one year through five years	100,000	50,000
Due after five years through ten years	20,000	20,000
Total FHLB advances	$140,000	$100,000

Repurchase agreements that bear fixed interest rates with remaining periods until maturity are summarized as follows:

(Dollars in thousands)	December 31,	
	2012	2011
Due in one year or less	$55,000	$ 40,000
Due after one year through five years	30,000	85,000
Total	$85,000	$125,000

Included as "FHLB advances" at December 31, 2012 and 2011 in the above table are FHLB borrowings whereby the FHLB has the option at predetermined times to convert the fixed interest rate to an adjustable rate tied to the London Interbank Offered Rate ("LIBOR"). If the FHLB converts the interest rate, the Company would have the option to prepay these advances without penalty. These advances are included in the periods in which they mature. At December 31, 2012, $70.0 million, or 50.0% of the FHLB advances, are convertible at the option of the FHLB. FHLB advances are collateralized under a blanket collateral lien agreement.

The Bank is a member of the FHLB system, which consists of 12 regional Federal Home Loan Banks. The FHLB provides a central credit facility primarily for member institutions. At December 31, 2012 the Bank had a maximum borrowing capacity from the FHLB Pittsburgh of $1.0 billion of which we had $140.0 million in outstanding borrowings, a commitment for future advances in 2013 in the amount of $75.0 million, and $63.3 million in outstanding letters of credit. The balance remaining of $762.7 million is our unused borrowing capacity with the FHLB at December 31, 2012. The Bank, as a member of the FHLB of Pittsburgh, is required to acquire and hold shares of capital stock in that FHLB. The Bank was in compliance with requirements for FHLB Pittsburgh with an investment of $16.4 million at December 31, 2012.

The weighted average interest rates of the borrowings during the years ended December 31, 2012 and 2011 were as follows:

	2012	2011
Weighted average interest rate during period:		
Federal Home Loan Bank advances	2.92%	3.26%
Repurchase agreements	3.60	3.72
Federal Home Loan Bank overnight borrowings	0.15	-
Federal Reserve Bank of Philadelphia overnight borrowings	0.77	0.73
Statutory Trust Debenture	2.18	2.02
Other	0.62	0.25

The Company pledges securities and loans to secure its borrowing capacity at the Federal Reserve Bank of Philadelphia. At December 31, 2012, the Company had no securities pledged at the Federal Reserve Bank of Philadelphia, while at December 31, 2011, the Company pledged a security with an amortized cost of $199 thousand and an estimated fair value of $216 thousand. Loans totaling $254.2 million and $808.5 million were pledged to secure borrowings at December 31, 2012 and 2011, respectively.

The Company enters into sales of securities under agreements to repurchase. These agreements are recorded as financing transactions, and the obligation to repurchase is reflected as a liability in the consolidated statements of

financial condition. The dollar amount of securities underlying the agreements remains recorded as an asset and carried in the Company's securities portfolio.

At December 31, 2012 and 2011, outstanding repurchase agreements were $85.0 million and $125.0, respectively, with a weighted average maturity of 0.93 and 1.43 years, respectively, and a weighted average cost of 3.41% and 3.63%, respectively. The average balance of repurchase agreements during the years ended December 31, 2012 and 2011 were $99.9 million and $128.6 million, respectively. The maximum amount outstanding at any month end period during 2012 and 2011 was $125.0 million and $135.0 million, respectively.

At December 31, 2012 and 2011, outstanding repurchase agreements were secured by GSE Mortgage-Backed Securities and GSE CMOs. At December 31, 2012 and 2011, the market value of the securities held as collateral for repurchase agreements was $96.2 million and $141.3 million, respectively.

The Company assumed FMS Financial's obligation to the FMS Statutory Trust II (the "Trust") as part of the acquisition of FMS Financial on July 13, 2007. The Company's debentures to the Trust as of December 31, 2012 were $25.8 million. The fair value of the debenture was recorded as of the acquisition date at $25.3 million. The difference between market value and the Company's debenture is being amortized as interest expense over the expected life of the debt. The Trust issued $25.8 million of floating rate capital securities and $759 thousand of common securities to the Company. The Trust's capital securities are fully guaranteed by the Company's debenture to the Trust. The Company's investment in the capital securities is included in "all other assets" in other assets on the Company's consolidated statements of financial condition. As of December 31, 2012, the rate was 1.89% based on 3 Month LIBOR plus a 1.58% margin. The debentures are now redeemable at the Company's option. The redemption of the debentures would result in the mandatory redemption of the Trust's capital and common securities at par. The statutory trust debenture is wholly owned by the Company, however under accounting guidance, it is not a consolidated entity because the Company is not the primary beneficiary.

14. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes that, as of December 31, 2012 and 2011, the Bank met all capital adequacy requirements to which it was subject.

As of December 31, 2012, the most recent date for which information is available, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events that management believes have changed the Bank's categorization since the most recent notification from the FDIC.

The Bank's actual capital amounts and ratios (under rules established by the FDIC) are presented in the following table for the dates indicated:

(Dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Capital Amount	Ratio	Capital Amount	Ratio	Capital Amount	Ratio
As of December 31, 2012:						
Tier 1 Capital (to average assets)	$454,505	9.53%	$143,057	3.00 %	$238,428	5.00%
Tier 1 Capital (to risk weighted assets)	454,505	19.23%	94,517	4.00%	141,776	6.00%
Total Capital (to risk weighted assets)	484,462	20.50%	189,034	8.00%	236,293	10.00%
As of December 31, 2011:						
Tier 1 Capital (to average assets)	$442,598	9.67%	$137,269	3.00%	$228,781	5.00%
Tier 1 Capital (to risk weighted assets)	442,598	18.09%	97,882	4.00%	146,823	6.00%
Total Capital (to risk weighted assets)	473,486	19.35%	195,764	8.00%	244,705	10.00%

The amounts in the above table are calculated using Bank only balances.

15. INCOME TAXES

The Company files a consolidated federal income tax return. The Company uses the specific charge-off method for computing bad debts. The provision for income taxes for the years ended December 31, 2012, 2011, and 2010 includes the following:

(Dollars in thousands)	2012	2011	2010
Current federal taxes	$1,290	$ 3,938	($7,787)
Current state and local taxes	604	197	(123)
Deferred federal and state taxes benefit	(135)	(6,048)	(6,879)
Total	$1,759	($1,913)	($14,789)

A reconciliation from the expected federal income tax expense (benefit) computed at the statutory federal income tax rate to the actual income tax expense (benefit) included in the consolidated statements of operations is as follows:

	2012		2011		2010	
Tax at statutory rate	$5,578	35.00%	$ 3,193	35.00%	($8,313)	(35.00)%
Increase (reduction) in taxes resulting from:						
Tax-exempt income	(1,640)	(10.29)	(1,870)	(20.50)	(2,251)	(9.48)
State and local income taxes	643	4.03	923	10.11	(1,915)	(8.06)
Employee benefit programs	(205)	(1.29)	178	1.95	(287)	(1.21)
Federal income tax credits	(2,025)	(12.71)	(2,845)	(31.18)	(2,488)	(10.47)
Valuation allowances – charitable contributions	-	-	(593)	(6.50)	593	2.50
Valuation allowances – state and local income taxes/OTTI	(98)	(0.61)	(486)	(5.32)	182	0.76
Other	(494)	(3.09)	(413)	(4.53)	(310)	(1.30)
Total	$1,759	11.04%	($1,913)	(20.97)%	($14,789)	(62.26)%

Items that give rise to significant portions of the deferred tax accounts at December 31, 2012 and 2011 are as follows:

(Dollars in thousands)	2012	2011
Deferred tax assets:		
Reserve for bad debts	$21,225	$19,975
Pension liabilities	14,678	10,231
Postretirement benefits	4,031	6,201
Federal income tax credits	4,591	5,545
Deferred compensation	5,291	4,683
Non-accrual interest on loans	3,465	4,131
State net operating loss carryover / state credits	1,448	1,562
Purchase accounting adjustments	4,451	1,676
Charitable contribution carryforward	270	912
Lease accounting	603	542
Impairment of securities	-	270
Federal net operating loss carryover	33	71
Accrued expenses and other	4,101	795
	64,187	56,594
Less: Valuation Allowance	(971)	(1,069)
Total	63,216	55,525
Deferred tax liabilities:		
Available-for-sale securities	10,911	12,018
Intangibles	2,498	3,549
Premises and equipment	857	366
Prepaid expenses and deferred loan costs	1,376	867
Mortgage servicing rights and other	495	727
Total	16,137	17,527
Net deferred tax assets	$47,079	$37,998

During 2012 and 2011, $2.8 million and $22 thousand in net deferred tax assets and liabilities, respectively, were recorded as adjustments to other comprehensive income tax accounts. During the year ended December 31, 2012, the Company recorded $6.4 million of net deferred tax assets related to the acquisition and merger of SE Financial.

As of December 31, 2012, the Bank had net deferred tax assets totaling $47.1 million. These deferred tax assets can only be realized if the Bank generates taxable income in the future. The Bank regularly evaluates the realizability of deferred tax asset positions. In determining whether a valuation allowance is necessary, the Bank considers the level of taxable income in prior years to the extent that carrybacks are permitted under current tax laws, as well as estimates of future pre-tax and taxable income and tax planning strategies that would, if necessary, be implemented. The Bank currently maintains a valuation allowance for certain state net operating losses and other-than-temporary impairments that management believes it is more likely than not that such deferred tax assets will not be realized. The Bank expects to realize the remaining deferred tax assets over the allowable carryback and/or carryforward periods. Therefore, no valuation allowance is deemed necessary against its remaining federal or remaining state deferred tax assets as of December 31, 2012. However, if an unanticipated event occurred that materially changed pre-tax and taxable income in future periods, an increase in the valuation allowance may become necessary and it could be material to the Bank's financial statements.

During 2007, the Company established The Beneficial Foundation ("the Foundation") and contributed a total of $10.0 million to the Foundation. Under current federal income tax regulations, charitable contribution deductions are limited to 10% of taxable income. Accordingly, the $10.0 million contribution created a carry forward for income tax purposes and a deferred tax asset for financial statement purposes. The Company utilized $1.1 million of the $1.8 million charitable contribution carryover that expired as of December 31, 2012. The Company wrote off the balance of the $1.8 million charitable contribution carryover that expired as of December 31, 2012 that could not be utilized.

As of December 31, 2012, the Company has state and local net operating loss carryovers of $21.6 million and Pennsylvania tax credits of $288 thousand, resulting in deferred tax assets of $1.5 million. These net operating loss carryovers will begin to expire after December 31, 2013 if not utilized. A valuation allowance of $817 thousand for these deferred tax assets, other than the Bank's net operating loss, has been recorded as of December 31, 2012, as management believes it is more likely than not that such deferred tax assets will not be realized. As of December 31, 2012 and 2011, management recorded a valuation allowance of $154 thousand and $270 thousand, respectively, related to deferred tax assets associated with the write down of certain equity securities, for which management believes that it is more likely than not that such deferred tax assets will not be realized.

The Company also has the following carryover items: (1) a gross federal net operating loss of $96 thousand which is limited in usage under IRS rules to $108 thousand per year and will expire at the end of 2022 if not utilized; (2) low income housing tax credits of $4.4 million that will begin to expire in 2030 if not utilized; (3) an alternative minimum tax credit of $194 thousand which has an indefinite life; and (4) a charitable contribution carryover of $770 thousand from 2010 that will expire December 31, 2015 if not utilized.

The Company accounts for uncertain tax positions in accordance with FASB ASC Topic 740 for Income Taxes. The guidance clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. The FASB prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The uncertain tax liability for uncertain tax positions was zero for both the years ended December 31, 2012 and December 31, 2011. In 2010, an examination of the Company's 2007 consolidated federal income tax return was completed by the IRS and the Company received net refunds of $1.9 million, primarily related to certain losses on securities that were not reflected on the original tax return. The tax years 2009 through 2011 remain subject to examination by the IRS and Philadelphia taxing authorities. The tax years 2007 through 2011 remain subject to examination by Pennsylvania taxing authorities. The tax years 2008 through 2011 remain subject to examination by New Jersey taxing authorities. For 2012, the Bank's maximum federal income tax rate was 35%.

The Company recognizes, when applicable, interest and penalties related to unrecognized tax positions in the provision for income taxes in the consolidated statement of operations. No interest or penalties were incurred during the years ended December 31, 2012, 2011 and 2010.

Pursuant to accounting guidance, the Company is not required to provide deferred taxes on its tax loan loss reserve as of December 31, 1987. As of December 31, 2012 and 2011 the Company had unrecognized deferred income taxes of approximately $2.3 million with respect to this reserve. This reserve could be recognized as taxable income and create a current and/or deferred tax liability using the income tax rates then in effect if one of the following occur: (1) the Bank's retained earnings represented by this reserve are used for distributions in liquidation or for any other purpose other than to absorb losses from bad debts; (2) the Bank fails to qualify as a Bank, as provided by the Internal Revenue Code; or (3) there is a change in federal tax law.

16. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Bank has noncontributory defined benefit pension plans covering many of its employees. Additionally, the Company sponsors nonqualified supplemental employee retirement plans for certain participants. The Bank also provides certain postretirement benefits to qualified former employees. These postretirement benefits principally pertain to certain health and life insurance coverage. Information relating to these employee benefits program are included in the tables that follow.

Effective June 30, 2008, the defined pension benefits for Bank employees were frozen at the current levels. Additionally, the Bank enhanced its 401(k) Plan and combined it with its Employee Stock Ownership Plan to fund employer contributions. See Note 17 to these consolidated financial statements.

The following tables present a reconciliation of beginning and ending balances of benefit obligations and assets at December 31, 2012 and 2011:

(Dollars in thousands)	Pension Benefits		Other Postretirement Benefits	
Change in Benefit Obligation	**2012**	**2011**	**2012**	**2011**
Benefit obligation at beginning of year	$82,667	$70,812	$25,296	$27,241
Service cost	-	-	250	204
Interest cost	3,700	3,816	1,054	1,301
Participants' contributions	-	-	83	44
Plan amendment	-	-	-	(3,473)
Actuarial (gain)/loss	8,863	11,453	2,272	1,934
Benefits paid	(3,484)	(3,414)	(1,801)	(1,955)
Benefit obligation at end of year	$91,746	$82,667	$27,154	$25,296
Change in Assets				
Fair value of assets at beginning of year	$53,338	$52,797	$ -	$ -
Actual return on assets	8,220	2,047	-	-
Employer contribution	2,396	2,422	1,718	1,911
Participants' contributions	-	-	83	44
Expense	(494)	(514)	-	-
Benefits paid	(3,484)	(3,414)	(1,801)	(1,955)
Fair value of assets at end of year	$59,976	$53,338	$ -	$ -

The following table presents a reconciliation of the funded status of the pension and postretirement benefits at December 31, 2012 and 2011.

	Pension		Other Postretirement Benefits	
(Dollars in thousands)	2012	2011	2012	2011
Projected benefit obligation	$91,746	$82,667	$27,154	$25,296
Fair value of plan assets	59,976	53,338	-	-
Accrued pension cost	$31,770	$29,329	$27,154	$25,296

The Company's pension benefits funding policy is to contribute annually an amount, as determined by consulting actuaries and approved by the Retirement Plan Committee, which can be deducted for federal income tax purposes. In 2012 and 2011, $2.4 million and $2.4 million, respectively, were contributed to the pension plans under the Bank's funding policy. Based on the Bank's strong liquidity, in January 2013, the Company contributed $24.0 million to the Consolidated Pension Plan which improved the projected benefit obligation funded status to approximately 95.7 percent.

The following table presents the amounts recognized in accumulated other comprehensive income of the pension and postretirement benefits at December 31, 2012 and 2011.

	Pension		Other Postretirement Benefits	
(Dollars in thousands)	2012	2011	2012	2011
Net loss	$33,670	$30,139	$9,518	$7,635
Prior service cost	-	-	(3,102)	(3,555)
Transition obligation	-	-	327	491

The Company's total accumulated pension benefit obligations at December 31, 2012 and December 31, 2011 were $91.7 million and $82.7 million, respectively. The accumulated pension obligation equals the projected benefit obligation as a result of the freeze in pension benefits effective June 30, 2008.

Significant assumptions used to calculate the net periodic pension cost and obligation as of December 31, 2012, 2011, and 2010 are as follows:

	Pension Benefits			Other Postretirement Benefits		
	2012	2011	2010	2012	2011	2010
Consolidated Pension Plan						
Discount rate for periodic pension cost	4.55%	5.55%				
Discount rate for benefit obligation	3.95%	4.55%	5.55%			
Expected long-term rate of return on plan assets	8.00%	8.00%				
Beneficial Bank Plans						
Discount rate for periodic pension cost			6.05%	4.50%	5.55%	6.05%
Discount rate for benefit obligation				3.85%	4.50%	5.55%
Expected long-term rate of return on plan assets			8.00%			
FMS Pension Plan						
Discount rate for periodic pension cost			6.05%	4.50%	5.55%	6.05%
Discount rate for benefit obligation				3.85%	4.50%	5.55%
Expected long-term rate of return on plan assets			8.00%			

The components of net pension cost are as follows:

(Dollars in thousands)	Pension Benefits			Other Postretirement Benefits		
Component of Net Periodic Benefit Cost	2012	2011	2010	2012	2011	2010
Service cost	$ -	$ -	$ -	$ 250	$ 204	$ 213
Interest cost	3,700	3,816	3,858	1,054	1,301	1,329
Expected return on assets	(4,287)	(4,195)	(3,710)	-	-	-
Amortization of transition obligation	-	-	-	164	164	164
Amortization of prior service cost	-	-	-	(452)	146	146
Recognized net actuarial loss	1,893	945	860	390	173	49
Net periodic pension cost	$1,306	$566	$1,008	$1,406	$1,988	$1,901

For benefit obligation measurement purposes, the annual rate of increase in the per capita cost of postretirement health care costs for the Company's postretirement medical plan was as follows: (1) for participants under the age 65, rates were 6.0 percent for 2010 through 2012 and are projected to remain level; and (2) for participants over the age 65, rates decreased from 8.0 percent for 2010 to 6.0 percent for 2012 and are projected to remain level. With respect to the FMS Financial postretirement medical plan, for all plan participants, the annual rate decreased from 9.0 percent for 2010 to 8.0 percent for 2012 and is projected to reach an ultimate trend rate of 5.0 percent in 2018 and remain level thereafter.

The impact of a 1.0% increase and decrease in assumed health care cost trend for each future year would be as follows:

(Dollars in thousands)	1.0% Increase	1.0% Decrease
Accumulated postretirement benefit obligation	$350	($333)
Service and interest cost	21	(20)

The estimated net loss for the pension benefits that will be amortized from accumulated other comprehensive income into net periodic pension costs over the next fiscal year is $2.1 million. The estimated transition, net loss and prior service cost for postretirement benefits that will be amortized from accumulated other comprehensive income into periodic pension cost over the next fiscal year are $164 thousand, $534 thousand and ($527) thousand, respectively.

Future benefit payments for all pension and postretirement plans are estimated to be paid as follows:

(Dollars in thousands)

Pension Benefits		Other Postretirement Benefits	
2013	$ 3,340	2013	$1,816
2014	3,848	2014	1,789
2015	4,010	2015	1,778
2016	3,962	2016	1,765
2017	4,229	2017	1,763
2018-2022	$23,847	2018-2022	$7,906

The fair values of all pension and postretirement plan assets at December 31, 2012 and 2011 by asset category are as follows:

	Category Used for Fair Value Measurement							
	December 31, 2012				December 31, 2011			
(Dollars in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:								
Mutual Funds:								
Large cap	$19,445	$-	$ -	$19,445	$17,788	$-	$ -	$17,788
Small cap	2,449	-	-	2,449	2,338	-	-	2,338
International	12,143	-	-	12,143	9,775	-	-	9,775
Fixed Income	25,856	-	-	25,856	23,349	-	-	23,349
Accrued Income	83	-	-	83	88	-	-	88
Total	$59,976	$-	$ -	$59,976	$53,338	$-	$ -	$53,338

As of December 31, 2012 and 2011, pension and postretirement plan assets were comprised of investments in equity and fixed income mutual funds. Other assets consist of accrued income. The Bank's consolidated pension plan investment policy provides that assets are to be managed over a long-term investment horizon to ensure that the chances and duration of investment losses are carefully weighed against the long term potential for asset appreciation. The primary objective of managing a plan's assets is to improve the plan's funded status. A secondary financial objective is, where possible, to minimize pension expense volatility. The Company's pension plan allocates equity and fixed income investments based on the plan's funded status. When the funded status is below 90%, asset allocation ranges are 50% to 60% for equities with 40% to 50% invested in fixed income investments. When the funded status reaches 110% the allocation targets are 0% to 10% in equity investments and 90% to 100% in fixed income investments. Also, a small portion is maintained in cash reserves when appropriate.

Weighted average asset allocations in plan assets at December 31, 2012 and December 31, 2011 were as follows:

	Pension	
	December 31,	
	2012	2011
Domestic equity securities	36.5%	37.7%
Fixed Income	43.1%	43.8%
International equity securities	20.2%	18.3%
Accrued income	0.2%	0.2%
Total	100.0%	100.0%

The Company provides life insurance benefits to eligible employees under an endorsement split-dollar life insurance program. At December 31, 2012 and 2011, $19.0 million and $18.3 million, respectively, in cash surrender value relating to this program were recognized in "other assets" in the Company's consolidated statements of financial condition. The Company recognizes a liability for future benefits applicable to endorsement split-dollar life insurance arrangements that provide death benefits postretirement. These liabilities totaled $8.1 million and $8.4 million at December 31, 2012 and 2011, respectively, and are included in the postretirement tables above. During 2011, the Company adopted an amendment to the split-dollar life insurance program to freeze life insurance benefits for participants as of April 15, 2011. Consequently, the postretirement benefit obligation was reduced by $3.5 million as of December 31, 2011.

17. EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

In connection with its initial public offering, the Company implemented an Employee Stock Ownership Plan ("ESOP"), which provides retirement benefits for substantially all full-time employees who were employed at the date of the initial public offering and are at least 21 years of age. Other salaried employees will be eligible after they have completed one year of service and have attained the age of 21. The Company makes annual contributions to the ESOP equal to the ESOP's debt service or equal to the debt service less the dividends received by the ESOP on unallocated shares. Shares purchased by the ESOP were acquired using funds provided by a loan from the Company and accordingly the cost of those shares is shown as a reduction of stockholders' equity. As of July 1, 2008, the ESOP was merged with the Company's 401(k) plans to form the Employee Savings and Stock Ownership Plan ("KSOP"). The Company accounts for the KSOP based on guidance from *FASB ASC Topic 718 for Compensation – Stock Compensation.* Shares are released as the loan is repaid.

The balance of the loan to the KSOP as of December 31, 2012 was $21.7 million compared to $23.0 million at December 31, 2011. All full time employees and certain part time employees are eligible to participate in the KSOP if they meet prescribed service criteria. Shares will be allocated and released based on the KSOP's plan document. While the KSOP is one plan, the two separate components of the 401(k) Plan and ESOP remain. Under the KSOP the Company makes basic contributions and matching contributions. The Bank makes additional contributions for certain employees based on age and years of service. The Company may also make discretionary contributions under the KSOP. Each participant's account is credited with shares of the Company's stock or cash based on compensation earned during the year in which the contribution was made.

If the Company declares a dividend, the dividends on the allocated shares would be recorded as dividends and charged to retained earnings. Dividends declared on common stock held by the ESOP which has not been allocated to the account of a participant can be used to repay the loan. Allocation of shares to the participants is contingent upon the repayment of a loan to the Company. The allocated shares in the KSOP were 1,434,964 and 1,239,125 as of December 31, 2012 and December 31, 2011, respectively. The suspense shares available were 1,789,808 as of December 31, 2012 and 1,985,647 as of December 31, 2011. The suspense shares are the shares that are unearned and are available to be allocated. The market value of the unearned shares was $17.0 million as of December 31, 2012 and $16.6 million as of December 31, 2011. The Company recorded a related expense of approximately $2.2 million, $2.5 million and $2.8 million, respectively, for contributions to the KSOP for the years ended December 31, 2012, 2011 and 2010.

18. STOCK BASED COMPENSATION

Stock-based compensation is accounted for in accordance with *FASB ASC Topic 718 for Compensation – Stock Compensation.* The Company establishes fair value for its equity awards to determine their cost. The Company recognizes the related expense for employees over the appropriate vesting period, or when applicable, service period, using the straight-line method. However, consistent with the guidance, the amount of stock-based

compensation recognized at any date must at least equal the portion of the grant date value of the award that is vested at that date. As a result, it may be necessary to recognize the expense using a ratable method.

The Company's 2008 Equity Incentive Plan ("EIP") authorizes the issuance of shares of common stock pursuant to awards that may be granted in the form of stock options to purchase common stock ("options") and awards of shares of common stock ("stock awards"). The purpose of the Company's stock-based incentive plans is to attract and retain personnel for positions of substantial responsibility and to provide additional incentive to certain officers, directors and employees. In order to fund grants of stock awards under the EIP, the Equity Incentive Plan Trust (the "EIP Trust") purchased 1,612,386 shares of Company common stock in the open market for approximately $19.0 million during the year ended December 31, 2008. The Company made sufficient contributions to the EIP Trust to fund the stock purchases. The acquisition of these shares by the EIP Trust reduced the Company's outstanding additional paid in capital. The EIP shares will generally vest at a rate of 20% over five years. As of December 31, 2012, 484,200 shares were fully vested and 334,500 shares were forfeited. All grants that were issued contain a service condition in order for the shares to vest. Awards of common stock include awards to certain officers of the Company that will vest only if the Company achieves a return on average assets of 1% or if the Company achieves a return on average assets within the top 25% of the SNL index of nationwide thrifts with total assets between $1.0 billion and $10.0 billion nationwide in the fifth full year subsequent to the grant.

Compensation expense related to the stock awards is recognized ratably over the five year vesting period in an amount which totals the market price of the Company's stock at the grant date. The expense recognized for the year ended December 31, 2012 was $1.5 million compared to $1.6 million for the year ended December 31, 2011 and $1.8 million for the year ended December 31, 2010.

The following table summarizes the non-vested stock award activity for the year ended December 31, 2012:

Summary of Non-vested Stock Award Activity	**Number of Shares**	**Weighted Average Grant Price**
Non-vested Stock Awards outstanding, January 1, 2012	691,900	$10.14
Issued	131,875	9.12
Vested	(149,600)	10.61
Forfeited	(134,000)	10.54
Non-vested Stock Awards outstanding, December 31, 2012	540,175	$ 9.66

The following table summarizes the non-vested stock award activity for the year ended December 31, 2011:

Summary of Non-vested Stock Award Activity	**Number of Shares**	**Weighted Average Grant Price**
Non-vested Stock Awards outstanding, January 1, 2011	837,500	$11.00
Issued	175,500	8.38
Vested	(204,600)	11.68
Forfeited	(116,500)	10.95
Non-vested Stock Awards outstanding, December 31, 2011	691,900	$10.14

The fair value of the 149,600 shares vested during the year ended December 31, 2012 was $1.3 million. The fair value of the 204,600 shares vested during the year ended December 31, 2011 was $1.6 million.

The EIP authorizes the grant of options to officers, employees, and directors of the Company to acquire shares of common stock with an exercise price equal to the fair value of the common stock at the grant date. Options expire ten years after the date of grant, unless terminated earlier under the option terms. Options are granted at the then fair market value of the Company's stock. The options were valued using the Black-Scholes option pricing model. During the year ended December 31, 2012, the Company granted 586,000 options compared to 352,000 options granted during the year ended December 31, 2011. All options issued contain service conditions based on the participant's

continued service. The options generally vest and are exercisable over five years. Compensation expense for the options totaled $1.4 million for the year ended December 31, 2012 compared $1.2 million for the year ended December 31, 2011 and $1.3 million for the year ended December 31, 2010.

A summary of option activity as of December 31, 2012 and changes during the twelve month period is presented below:

	Number of Options	Weighted Exercise Price per Shares
January 1, 2012	2,086,100	$10.74
Granted	586,000	9.12
Exercised	(12,050)	8.36
Forfeited	(179,680)	10.22
Expired	(147,070)	11.39
December 31, 2012	2,333,300	$10.34

A summary of option activity as of December 31, 2011 and changes during the twelve month period is presented below:

	Number of Options	Weighted Exercise Price per Shares
January 1, 2011	2,001,950	$11.21
Granted	352,000	8.38
Exercised	-	-
Forfeited	(168,580)	11.06
Expired	(99,270)	11.34
December 31, 2011	2,086,100	$10.74

The weighted average remaining contractual term was approximately 7.00 years and the aggregate intrinsic value was $730 thousand for options outstanding as of December 31, 2012. As of December 31, 2012, exercisable options totaled 1,132,860 with an average weighted exercise price of $11.24 per share, a weighted average remaining contractual term of approximately 5.91 years, and an aggregate intrinsic value of $175 thousand.

Significant weighted average assumptions used to calculate the fair value of the options for the years ended December 31, 2012, 2011, and 2010 are as follows:

	For the Year Ended December 31,		
	2012	2011	2010
Weighted average fair value of options granted	$3.50	$3.29	$3.56
Weighted average risk-free rate of return	1.41%	2.17%	2.98%
Weighted average expected option life in months	78	78	78
Weighted average expected volatility	36.08%	35.18%	29.86%
Expected dividends	$ -	$ -	$ -

As of December 31, 2012, there was $3.2 million of total unrecognized compensation cost related to options and $3.3 million in unrecognized compensation cost related to non-vested stock awards granted under the EIP. As of December 31, 2011, there was $3.2 million in unrecognized compensation cost related to options and $5.1 million in unrecognized compensation cost related to non-vested stock awards granted under the EIP. The average weighted lives for the option expense were 3.25 and 2.80 years as of December 31, 2012 and December 31, 2011, respectively. The average weighted lives for the stock award expense were 2.78 and 2.79 years at December 31, 2012 and December 31, 2011, respectively.

19. COMMITMENTS AND CONTINGENCIES

The Company leases a number of offices as part of its regular business operations. Rental expense under such leases aggregated $5.3 million, $5.2 million and $5.2 million for the years ended December 31, 2012, 2011 and 2010, respectively. At December 31, 2012, the Company was committed under non-cancelable operating lease agreements for minimum rental payments to lessors as follows:

(Dollars in thousands)	
2013	$ 5,799
2014	3,501
2015	2,803
2016	2,203
2017	1,853
Thereafter	14,356
	$30,515

In the normal course of business, there are various outstanding commitments and contingent liabilities, such as commitments to extend credit, which are not reflected in the consolidated financial statements. The Company has established specific reserves related to loan commitments that are not material to the Company.

At December 31, 2012 and 2011, the Company had outstanding commitments to purchase or make loans aggregating approximately $20.8 million and $71.9 million, respectively, and commitments to customers on available lines of credit of $140.0 million and $170.7 million, respectively, at competitive rates. Commitments are issued in accordance with the same policies and underwriting procedures as settled loans. The Bank had a reserve for its commitments and contingencies of $624 thousand and $653 thousand at year end December 31, 2012 and 2011, respectively.

From 2003 through 2009, Beneficial entered into certain participation agreements with a third party pursuant to which the third party sold and Beneficial purchased 100% participation interests in loans originated and serviced by the third party (collectively, the "third party portfolio"). Beneficial made specific advances to such third party to purchase the participation interests and the proceeds of such advances were utilized to fund the loans to the underlying borrowers.

In 2011, the third party, and certain of its affiliated entities, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code, 11 U.S.C. § 101 et. seq. (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). Thereafter, the Bankruptcy Court appointed a Chapter 11 Trustee to manage and administer Liberty Credit's ("Debtors") bankruptcy estates. In 2012, the Trustee of the Bankruptcy commenced an adversary proceeding against more than 50 defendants, including Beneficial, asserting, inter alia, that the third party portfolio constitutes property of the bankruptcy estate.

On June 27, 2012, Beneficial filed an Amended Answer, Affirmative Defenses, Counterclaims and Crossclaims to the Trustee's complaint, denying the allegations pertaining to Beneficial and asserting that the third party portfolio does not constitute property of the bankruptcy estate pursuant to section 541(d)(2) of the Bankruptcy Code because Beneficial purchased the loans through participation agreements. The Trustee, however, asserts that because certain principals of the Debtors were operating a "ponzi scheme", Beneficial's ownership interests in the loan portfolio are not entitled to the protections of section 541(d)(2) of the Bankruptcy Code thereby leaving Beneficial with only an unsecured claim against the Debtors. Although management believes the Bank owns the rights and obligations related to these assets, the costs to defend the lawsuit were expected to be significant. As a result, during the quarter ended December 31, 2012, the Bank reached a settlement with the Trustee for $1.0 million. Under the terms of the settlement, the Trustee and Bankruptcy Court affirmed Beneficial's right, title, and interest in and to all of the loans in the third party portfolio and the portfolio is free and clear of all liens, encumbrance, and claims. The Company accrued for this liability as of December 31, 2012 and made the payment in January 2013. The expense for the settlement is included in other non-interest expense on the consolidated statements of operations.

Periodically, there have been various claims and lawsuits against the Bank, such as claims to enforce liens, condemnation proceedings on properties in which it holds security interests, claims involving the making and servicing of real property loans and other issues incident to its business. The Bank is not a party to any pending legal proceedings that it believes would have a material adverse effect on its financial condition, results of operations or cash flows.

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective January 1, 2008, the Company adopted authoritative guidance under *FASB ASC Topic 820 for Fair Value Measurements and Disclosures* which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The authoritative guidance does not require any new fair value measurements. The definition of fair value retains the exchange price notion in earlier definitions of fair value. The guidance clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. The definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). The guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement.

Fair value is based on quoted market prices, when available. If listed prices or quotes are not available, fair value is based on fair value models that use market participant or independently sourced market data which include: discount rate, interest rate yield curves, credit risk, default rates and expected cash flow assumptions. In addition, valuation adjustments may be made in the determination of fair value. These fair value adjustments may include amounts to reflect counter party credit quality, creditworthiness, liquidity and other unobservable inputs that are applied consistently over time. These adjustments are estimated and, therefore, subject to significant management judgment, and at times, may be necessary to mitigate the possibility of error or revision in the model-based estimate of the fair value provided by the model. The methods described above may produce fair value calculations that may not be indicative of the net realizable value. While the Company believes its valuation methods are consistent with other financial institutions, the use of different methods or assumptions to determine fair values could result in different estimates of fair value. *FASB ASC Topic 820 for Fair Value Measurements and Disclosures* describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt securities, equity securities and derivative contracts that are traded in an active exchange market as well as certain U.S. Treasury securities that are highly liquid and actively traded in over-the-counter markets.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted market prices that are traded less frequently than exchange traded assets and liabilities. The values of these items are determined using pricing models with inputs observable in the market or can be corroborated from observable market data. This category generally includes U.S. Government and agency mortgage-backed debt securities, corporate debt securities and derivative contracts.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Those assets which will continue to be measured at fair value on a recurring basis are as follows at December 31, 2012:

(Dollars in thousands)	Category Used for Fair Value Measurement			
	Level 1	Level 2	Level 3	Total
Assets:				
Mortgage servicing rights	$ -	$ -	$ 1,302	$ 1,302
Investment securities available for sale:				
U.S. GSE and agency notes	-	26,367	-	26,367
GNMA guaranteed mortgage certificates	-	6,986	-	6,986
Collateralized mortgage obligations ("CMOs")				
Government (GNMA) guaranteed CMOs	-	1,433	-	1,433
Agency CMOs	-	136,524	-	136,524
Non-Agency CMOs	-	20,510	-	20,510
GSE mortgage-backed securities	-	965,682	-	965,682
Municipal bonds				
General obligation municipal bonds	-	63,130	-	63,130
Revenue municipal bonds	-	16,883	-	16,883
Pooled trust preferred securities (financial industry)	-	-	8,722	8,722
Money market funds	19,504	-	-	19,504
Mutual funds	1,565	-	-	1,565
Certificates of deposit	185	-	-	185
Interest rate swap agreements	-	395	-	395
Total Assets	$21,254	$1,237,910	$10,024	$1,269,188
Liabilities:				
Interest rate swap agreements	$ -	$ 418	$ -	$ 418
Total Liabilities	$ -	$ 418	$ -	$ 418

Those assets which will continue to be measured at fair value on a recurring basis are as follows at December 31, 2011:

(Dollars in thousands)	Category Used for Fair Value Measurement			
	Level 1	Level 2	Level 3	Total
Assets:				
Mortgage servicing rights	$ -	$ -	$ 647	$ 647
Investment securities available for sale:				
U.S. GSE and agency notes	-	203	-	203
GNMA guaranteed mortgage certificates		8,106	-	8,106
Collateralized mortgage obligations ("CMOs")	-		-	
Government (GNMA) guaranteed CMOs	-	5,865	-	5,865
Agency CMOs	-	138,540	-	138,540
Non-Agency CMOs	-	37,990	-	37,990
GSE mortgage-backed securities	-	536,451	-	536,451
Municipal bonds				
General obligation municipal bonds	-	71,464	-	71,464
Revenue municipal bonds	-	18,690	-	18,690
Pooled trust preferred securities (financial industry)	-	-	11,153	11,153
Equity securities (financial industry)	3,139	-	-	3,139
Money market funds	41,432	-	-	41,432
Mutual funds	1,693	-	-	1,693
Certificates of deposit	285	-	-	285
Total	$46,549	$817,309	$11,800	$875,658

Level 1 Valuation Techniques and Inputs

Included in this category are equity securities, money market funds, mutual funds and certificates of deposit. To estimate the fair value of these securities, the Company utilizes observable quotations for the indicated security.

Level 2 Valuation Techniques and Inputs

The majority of the Company's investment securities are reported at fair value utilizing Level 2 inputs. Prices of these securities are obtained through independent, third-party pricing services. Prices obtained through these sources include market derived quotations and matrix pricing and may include both observable and unobservable inputs. Fair market values take into consideration data such as dealer quotes, new issue pricing, trade prices for similar issues, prepayment estimates, cash flows, market credit spreads and other factors. The Company reviews the output from the third-party providers for reasonableness by the pricing consistency among securities with similar characteristics, where available, and comparing values with other pricing sources available to the Company. In general, the Level 2 valuation process uses the following significant inputs in determining the fair value of the different classes of investments:

GSE and Agency Notes. For pricing evaluations, an option-adjusted spread (OAS) model is incorporated to adjust spreads of issues that have early redemption features. Option-adjusted spread is a methodology using option pricing techniques to value the imbedded options risk component of a bond's total spread. Imbedded options are call, put or sink features of bonds.

GNMA Guaranteed Mortgage Certificates. Pricing evaluations are based on issuer type, coupon, maturity, and original weighted average maturity. The pricing service's seasoned evaluation model runs a daily cash flow incorporating projected prepayment speeds to generate an average life for each pool. The appropriate spread is applied to the point on the Treasury curve that is equal to the average life of any given pool. This is the yield by which the cash flows are discounted. Pool specific evaluation method enhances the information used in the seasoned model by incorporating the current weighted average maturity and taking into account additional pool level information supplied directly by the agency. Additionally, for adjustable rate mortgages, the model takes into account indices, margin, periodic and life caps, reset dates of the coupon and the convertibility of the bond.

GNMA Collateralized Mortgage Obligations. For pricing evaluations, the pricing service, in general, obtains and applies available direct market color (trades, covers, bids, offers and price talk) along with market color for similar bonds and agency CMOs in general (including market research), prepayment information and Benchmarks (U.S. Treasury curves, swap curves, etc.). For CMOs, depending upon the characteristics of a given tranche, a volatility-driven, multi-dimensional spread table based single cash flow stream model or an option-adjusted spread (OAS) model is used. Alternatively, the evaluator may utilize market conventions if different from the model-generated assumptions.

Agency CMOs. For pricing evaluations, the pricing service, in general, obtains and applies available direct market color (trades, covers, bids, offers and price talk) along with market color for similar bonds and agency CMOs in general (including market research), prepayment information and Benchmarks (U.S. Treasury curves, swap curves, etc.). For CMOs, depending upon the characteristics of a given tranche, a volatility-driven, multi-dimensional spread table based, single cash flow stream model or an option-adjusted spread (OAS) model is used. Alternatively, the evaluator may utilize market conventions if different from the model-generated assumptions.

Non-Agency CMOs. For pricing evaluations, the pricing service, in general, obtains and applies available market color (including indices and market research), prepayment and default projections based on historical statistics of the underlying collateral and current market data, and Benchmarks (U.S. Treasury curves, swap curves, etc.). For Non-Agency CMOs, depending upon the characteristics of a given tranche, a volatility-driven, multi-dimensional single cash flow stream model or an option-adjusted spread (OAS) model is used. Alternatively, the evaluator may utilize market conventions if different from the model-generated assumptions.

Other Residential Mortgage-backed Securities. Included in this category are Fannie Mae and Freddie Mac fixed rate residential mortgage backed securities and Fannie Mae and Freddie Mac Adjustable Rate residential mortgage backed securities. Pricing evaluations are based on issuer type, coupon, maturity, and original weighted average maturity. The pricing service's seasoned evaluation model runs a daily cash flow incorporating projected prepayment speeds to generate an average life for each pool. The appropriate spread is applied to the point on the Treasury curve that is equal to the average life of any given pool. This is the yield by which the cash flows are discounted. Pool specific evaluation method enhances the information used in the seasoned model by incorporating the current weighted average maturity and taking into account additional pool level information supplied directly by the

government sponsored enterprise. Additionally, for adjustable rate mortgages, the model takes into account indices, margin, periodic and life caps, reset dates of the coupon and the convertibility of the bond.

Tax Exempt Municipal Bonds. For pricing, the pricing service's evaluators build internal yield curves, which are adjusted throughout the day based on trades and other pertinent market information. Evaluators apply this information to bond sectors, and individual bond evaluations are then extrapolated. Within a given sector, evaluators have the ability to make daily spread adjustments for various attributes that include, but are not limited to, discounts, premiums, credit, alternative minimum tax (AMT), use of proceeds, and callability.

Taxable Municipal Bonds. For pricing, the pricing service's evaluators build internal yield curves, which are adjusted throughout the day based on trades and other pertinent market information. Evaluators apply this information to bond sectors, and individual bond evaluations are then extrapolated. Within a given sector, evaluators have the ability to make daily spread adjustments for various attributes that include, but are not limited to, discounts, premiums, credit, alternative minimum tax (AMT), use of proceeds, and callability.

Interest Rate Swaps. The Bank obtains fair value measurements of the interest rate swaps from a third party. The fair value measurements are determined using a market standard methodology of netting discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). Variable cash payments (or receipts) are based on an expectation of future interest rates derived from observable market interest rate curves. Credit valuation adjustments are incorporated to appropriately reflect the nonperformance risk as well as the counterparty's nonperformance risk. The fair value of the interest rate swaps was estimated using primarily Level 2 inputs. However, Level 3 inputs were used to determine credit valuation adjustments, such as estimates of current credit spreads to evaluate the likelihood of default. The Bank has determined that the impact of these credit valuation adjustments is not significant to the overall valuation of the interest rate swaps. Therefore, the Bank has classified the entire fair value of the interest rate swaps in Level 2 of the fair value hierarchy.

Level 3 Valuation Techniques and Inputs

Pooled Trust Preferred Securities. The underlying value of pooled trust preferred securities consists of financial services debt. These investments are thinly traded and the Company determines the estimated fair values for these securities by using observable transactions of similar type securities to obtain an average discount margin which was applied to a cash flow analysis model in determining the fair value of the Bank's pooled trust preferred securities. The fair market value estimates the Bank assigns to these securities assume liquidation in an orderly fashion and not under distressed circumstances. Due to limited liquidity and credit risk of certain securities, the market value of these securities is highly sensitive to assumption changes and market volatility.

Mortgage Servicing Rights. The Bank determines the fair value of its MSRs by estimating the amount and timing of future cash flows associated with the servicing rights and discounting the cash flows using market discount rates. The valuation included the application of certain assumptions made by management of the Bank, including prepayment projections, and prevailing assumptions used in the marketplace at the time of the valuation.

The table below presents all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2012 and 2011.

Level 3 Investments Only (Dollars in thousands)	**Year Ended December 31, 2012**		**Year Ended December 31, 2011**	
	Trust Preferred Securities	***Mortgage Servicing Rights***	***Trust Preferred Securities***	***Mortgage Servicing Rights***
Balance, January 1,	$11,153	$647	$14,522	$268
Additions	-	948	-	507
Included in other comprehensive income	620	-	187	-
Payments	(3,181)	(78)	(3,705)	(55)
Net accretion	130	-	149	-
Decrease in fair value due to changes in valuation input or assumptions	-	(215)	-	(73)
Balance, December 31,	$8,722	$1,302	$11,153	$647

** As described in Note 23 to these consolidated financial statements, effective January 1, 2011, the Company elected the fair value measurement method to account for its mortgage servicing rights.*

The Company also has assets that, under certain conditions, are subject to measurement at fair value on a non-recurring basis. These include assets that are measured at the lower of cost or market value and had a fair value below cost at the end of the period as summarized below. A loan is impaired when, based on current information, the Company determines that it is probable that the Company will be unable to collect amounts due according to the terms of the loan agreement. The Company's impaired loans at December 31, 2012 are measured based on the estimated fair value of the collateral since the loans are collateral dependent. Assets measured at fair value on a nonrecurring basis are as follows:

(Dollars in thousands)	Balance Transferred YTD 12/31/12	Level 1	Level 2	Level 3	Gain/(Losses)
Impaired loans	$25,133	$-	$-	$25,133	($2,385)
Other real estate owned	4,508	-	-	4,508	(496)
Customer list intangible asset	2,952	-	-	2,952	(773)

(Dollars in thousands)	Balance Transferred YTD 12/31/11	Level 1	Level 2	Level 3	Gain/(Losses)
Impaired loans	$55,190	$-	$ -	$55,190	($28,653)
Long lived assets held for sale	615	-	615	-	(627)
Other real estate owned	3,968	-	-	3,968	(457)

In accordance with FASB ASC Topic 825 for Financial Instruments, Disclosures about Fair Value of Financial Instruments, the Company is required to disclose the fair value of financial instruments. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a distressed sale. Fair value is best determined using observable market prices; however for many of the Company's financial instruments no quoted market prices are readily available. In instances where quoted market prices are not readily available, fair value is determined using present value or other techniques appropriate for the particular instrument. These techniques involve some degree of judgment, and as a result, are not necessarily indicative of the amounts the Company would realize in a current market exchange. Different assumptions or estimation techniques may have a material effect on the estimated fair value.

The following table sets forth the carrying and estimated fair value of the Company's financial assets and liabilities for the periods indicated:

	Fair Value of Financial Instruments				
		At December 31, 2012		At December 31, 2011	
(Dollars in thousands)	Fair Value Hierarchy Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:					
Cash and cash equivalents	Level 1	$489,908	$489,908	$347,956	$347,956
Securities available for sale	See previous table	1,267,491	1,267,491	875,011	875,011
Securities held to maturity	Level 2	477,198	487,307	482,695	487,023
FHLB stock	Level 3	16,384	16,384	18,932	18,932
Loans, net	Level 3	2,387,000	2,465,126	2,520,665	2,517,030
Loans held for sale	Level 2	2,655	2,773	1,251	1,251
Mortgage servicing rights	Level 3	1,302	1,302	647	647
Interest rate swaps	Level 2	395	395	-	-
Accrued interest receivable	Level 3	15,381	15,381	16,401	16,401
Liabilities:					
Deposits	Level 2	3,927,513	3,938,718	3,594,802	3,599,282
Borrowed funds	Level 2	250,352	264,619	250,335	267,702
Interest rate swaps	Level 2	418	418	-	-
Accrued interest payable	Level 2	2,236	2,236	2,356	2,356

Cash and Cash Equivalents - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Securities Available for Sale and Held to Maturity - The fair value of investment securities, mortgage-backed securities and collateralized mortgage obligations is based on quoted market prices, dealer quotes, yield curve analysis, and prices obtained from independent pricing services. The fair value of CDOs is determined by using observable transactions of similar type securities to obtain an average discount margin which is applied to a cash flow analysis model.

FHLB Stock - The fair value of FHLB stock is estimated at its carrying value and redemption price of $100 per share.

Loans, Net - The fair value of loans is estimated by discounting the future cash flows using the current rate at which similar loans would be made to borrowers with similar credit and for the same remaining maturities. Additionally, to be consistent with the requirements under FASB ASC Topic 820 for Fair Value Measurements and Disclosures, the loans were valued at a price that represents the Company's exit price or the price at which these instruments would be sold or transferred.

Loans Held for Sale - The fair value of loans held for sale is estimated using the current rate at which similar loans would be made to borrowers with similar credit risk and the same remaining maturities. Loans held for sale are carried at the lower of cost or estimated fair value.

Mortgage Servicing Rights - The Company determines the fair value of its MSRs by estimating the amount and timing of future cash flows associated with the servicing rights and discounting the cash flows using market discount rates. The valuation included the application of certain assumptions made by management of the Bank, including prepayment projections, and prevailing assumptions used in the marketplace at the time of the valuation.

Interest Rate Swaps - The Company determines the fair value measurements of interest rate swaps using a market standard methodology of netting discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). Variable cash payments (or receipts) are based on an expectation of future interest rates derived from observable market interest rate curves. Credit valuation adjustments are incorporated to appropriately reflect the nonperformance risk as well as the counterparty's nonperformance risk.

Accrued Interest Receivable/ Payable - The carrying amounts of interest receivable/ payable approximate fair value.

Deposits - The fair value of checking and money market deposits and savings accounts is the amount reported in the consolidated financial statements. The carrying amount of checking, savings and money market accounts is the amount that is payable on demand at the reporting date. The fair value of time deposits is generally based on a present value estimate using rates currently offered for deposits of similar remaining maturity.

Borrowed Funds - The fair value of borrowed funds is based on a present value estimate using rates currently offered. Under FASB ACS Topic 820 for Fair Value Measurements and Disclosures, the subordinated debenture was valued based on management's estimate of similar trust preferred securities activity in the market.

Commitments to Extend Credit and Letters of Credit - The majority of the Company's commitments to extend credit and letters of credit carry current market interest rates if converted to loans. Because commitments to extend credit and letters of credit are generally unassignable by either the Company or the borrower, they only have value to the Company and the borrower. The estimated fair value approximates the recorded net deferred fee amounts, which are not significant.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2012 and 2011. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since December 31, 2012 and 2011 and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

21. EMPLOYEE SEVERANCE CHARGES AND OTHER RESTRUCTURING COSTS

During the first quarter of 2011, Beneficial's management completed a comprehensive review of the Bank's operating cost structure and finalized an expense management reduction program. As a result of this review, the Bank reduced approximately 4% of its workforce. Additionally, the Bank made the decision to consolidate 5 of its branch locations into other existing branches. These actions resulted in a $4.1 million restructuring charge, which consisted of $2.5 million of severance, $672 thousand of payments due under employment contract and other costs, and $947 thousand of fixed asset retirement expense. During the second quarter of 2011, $978 thousand of severance expense was accrued relating to the departure of an executive officer. During the second quarter of 2012, the Company accrued for merger and restructuring charges related to the acquisition of SE Financial, as well as the

restructuring of a department and the departure of an officer of the Bank that totaled $2.8 million. These charges are included in merger and restructuring charges, a component of non-interest expense, within the consolidated statements of operations.

(Dollars in thousands)	Severance	Contract termination, merger and other costs	Total
Accrued at December 31, 2011	$1,027	$787	$1,814
Accrued during the year	615	1,618	2,233
Paid during the year	(624)	(1,746)	(2,370)
Accrued at December 31, 2012	$1,018	$659	$1,677

22. RELATED PARTY TRANSACTIONS

At December 31, 2012 and 2011, certain directors, executive officers, principal holders of the Company's common stock, associates of such persons, and affiliated companies of such persons were indebted, including undrawn commitments to lend, to the Bank in the aggregate amount of $114 thousand and $202 thousand, respectively.

Commitments to lend to related parties as of December 31, 2012 and 2011 were comprised of $2 thousand to directors and none to executive officers. The commitments are in the form of loans and guarantees for various business and personal interests. This indebtedness was incurred in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time of comparable transactions with unrelated parties. This indebtedness does not involve more than the normal risk of repayment or present other unfavorable features.

None of the Company's affiliates, officers, directors or employees has an interest in or receives remuneration from any special purpose entities or qualified special purpose entities which the Company transacts business.

The Company maintains a written policy and procedures covering related party transactions. These procedures cover transactions such as employee-stock purchase loans, personal lines of credit, residential secured loans, overdrafts, letter of credit and increases in indebtedness. Such transactions are subject to the Bank's normal underwriting and approval procedures. Prior to the loan closing, the Bank's Senior Loan Committee must approve and determine whether the transaction requires approval from or a post notification be sent to the Company's Board of Directors.

23. MORTGAGE SERVICING RIGHTS

The Company follows the authoritative guidance under *ASC 860-50 - Servicing Assets and Liabilities* to account for its MSRs. Effective January 1, 2011, the Company elected the fair value measurement method to value its existing mortgage servicing assets at fair value in accordance with ASC 860-50. Under the fair value measurement method, the Company records its MSRs on its consolidated statements of financial condition as a component of other assets at fair value with changes in fair value recorded as a component of service charges and other income in the Company's consolidated statements of operations for each period. As of December 31, 2012 and December 31, 2011, the Company serviced $169.2 million and $85.9 million of residential mortgage loans, respectively. During the years ended December 31, 2012, 2011 and 2010 the Company recognized $324 thousand, $107 thousand, and $112 thousand of servicing fee income, respectively.

The following is an analysis of the activity in the Company's residential MSRs for the years ended December 31, 2012, 2011 and 2010:

(Dollars in thousands)	Residential Mortgage Servicing Rights For the Year Ended December 31,		
	2012	2011	2010
Balance, January 1,	$647	$268	$297
Additions	948	507	-
(Decrease)/increase in fair value due to changes in valuation input or assumptions	(215)	(73)	49
Paydowns	(78)	(55)	(78)
Balance, December 31,	$1,302	$647	$268

The Company uses assumptions and estimates in determining the fair value of MSRs. These assumptions include prepayment speeds, discount rates, escrow earnings rates and other assumptions. The assumptions used in the valuation were based on input from buyers, brokers and other qualified personnel, as well as market knowledge. At December 31, 2012, the key assumptions used to determine the fair value of the Company's MSRs included a lifetime constant prepayment rate equal to 16.28%, a discount rate equal to 8.50% and an escrow earnings credit rate equal to 0.81%. At December 31, 2011, the key assumptions used to determine the fair value of the Company's MSRs included a lifetime constant prepayment rate equal to 18.50%, a discount rate equal to 8.51% and an escrow earnings credit rate equal to 1.32%.

At December 31, 2012, the sensitivity of the current fair value of the residential mortgage servicing rights to immediate 10% and 20% favorable and unfavorable changes in key economic assumptions are included in the following table.

(Dollars in thousands)	Residential Mortgage Servicing Rights December 31, 2012
Fair value of residential mortgage servicing rights	$1,302
Weighted average life (years)	4.2
Prepayment speed	
Effect on fair value of a 20% increase	($115)
Effect on fair value of a 10% increase	(61)
Effect on fair value of a 10% decrease	66
Effect on fair value of a 20% decrease	139
Discount rate	
Effect on fair value of a 20% increase	($61)
Effect on fair value of a 10% increase	(32)
Effect on fair value of a 10% decrease	32
Effect on fair value of a 20% decrease	64
Escrow earnings credit	
Effect on fair value of a 20% increase	$12
Effect on fair value of a 10% increase	5
Effect on fair value of a 10% decrease	(7)
Effect on fair value of a 20% decrease	(14)

The sensitivity calculations above are hypothetical and should not be considered to be predictive of future performance. As indicated, changes in fair value based on adverse changes in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of an adverse variation in a particular assumption on the fair value of the mortgage servicing rights is calculated without changing any other assumption; while in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments), which may magnify or counteract the effect of the change.

24. DERIVATIVE FINANCIAL INSTRUMENTS

The Company is a party to derivative financial instruments in the normal course of business to meet the needs of commercial banking customers. These financial instruments have been limited to interest rate swap agreements, which are entered into with counterparties that meet established credit standards and, where appropriate, contain master netting and collateral provisions protecting the party at risk. The Company believes that the credit risk inherent in all of the derivative contracts is minimal based on the credit standards and the netting and collateral provisions of the interest rate swap agreements.

The Company executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those interest rate swaps are simultaneously hedged by offsetting interest rate swaps that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions. These derivatives are not designated as hedges and are not speculative. Rather, these derivatives

result from a service the Company provides to certain customers, which the Company implemented during the first quarter of 2012. As the interest rate swaps associated with this program do not meet the hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting swaps are recognized directly in earnings. As of December 31, 2012, the Company had four interest rate swaps with an aggregate notional amount of $20.5 million related to this program. During the quarter and year ended December 31, 2012, the Company recognized a net gain of $43 thousand and $156 thousand, respectively, related to interest rate swap agreements that are included as a component of services charges and other non-interest income in the Company's consolidated statements of operations.

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the consolidated statements of condition as of December 31, 2012.

	Asset derivatives		Liability derivatives	
(Dollars in thousands)	Notional amount	Fair value (1)	Notional amount	Fair value (2)
Interest rate swap agreements	$10,248	$395	$10,248	$418
Total derivatives	$10,248	$395	$10,248	$418

(1) Included in other assets in our consolidated statements of condition.

(2) Included in other liabilities in our consolidated statements of condition.

The Company has agreements with certain of its derivative counterparties that provide that if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations. The Company also has agreements with certain of its derivative counterparties that provide that if the Company fails to maintain its status as a well / adequate capitalized institution, then the counterparty could terminate the derivative positions and the Company would be required to settle its obligations under the agreements.

As of December 31, 2012, the termination value of the interest rate swap in a liability position was $432 thousand. As of December 31, 2012, the Company has minimum collateral posting thresholds with its counterparty and has posted collateral of $503 thousand. If the Company had breached any of these provisions at December 31, 2012 it would have been required to settle its obligation under the agreement at the termination value and could have been required to pay any additional amounts due in excess of amounts previously posted as collateral with the counterparty. The Company had not breached any provisions as December 31, 2012.

25. PARENT COMPANY FINANCIAL INFORMATION

Beneficial Mutual Bancorp, Inc.
CONDENSED STATEMENTS OF FINANCIAL CONDITION - PARENT COMPANY ONLY

(Dollars in thousands)	December 31, 2012	December 31, 2011
ASSETS		
Cash on deposit at the Bank	$ 539	$ 1,257
Interest-bearing deposit at the Bank	32,086	54,541
Investment in the Bank	618,879	590,983
Investment in Statutory Trust	774	774
Investment securities available-for-sale	120	3,258
Receivable from the Bank	3,029	636
Deferred income taxes	1,157	926
Other assets	2,796	2,957
TOTAL ASSETS	$659,380	$655,332
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
Accrued and other liabilities	$ 135	$ 592
Accrued interest payable	20	26
Statutory Trust Debenture	25,352	25,334
Total liabilities	25,507	25,952
COMMIITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred Stock - $.01 par value; 100,000,000 shares authorized, none issued or outstanding as of December 31, 2012 and 2011	-	-
Common Stock - $.01 par value; 300,000,000 shares authorized 82,279,507 and 82,267,457 issued and 79,297,478 and 80,292,707 shares outstanding as of December 31, 2012 and 2011, respectively	823	823
Additional paid-in capital	354,082	351,107
Unearned common stock held by employee savings and stock ownership plan	(17,901)	(19,856)
Retained earnings (partially restricted)	329,447	315,268
Accumulated other comprehensive loss	(7,027)	(1,162)
Treasury stock, at cost, 2,982,029 shares and 1,974,750 shares at December 31, 2012 and 2011, respectively	(25,551)	(16,800)
Total stockholders' equity	633,873	629,380
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$659,380	$655,332

Beneficial Mutual Bancorp, Inc.

CONDENSED STATEMENTS OF OPERATIONS- PARENT COMPANY ONLY

(Dollars in thousands)

	December 31,		
	2012	**2011**	**2010**
INCOME			
Interest on interest-bearing deposits with the Bank	$ 369	$ 393	$ 489
Interest and dividends on investment securities	26	88	103
Interest on loan to the Bank	-	282	301
Realized gain on securities available-for-sale	1,112	130	806
Other income	16	15	15
Total income	1,523	908	1,714
EXPENSES			
Expenses paid to the Bank	104	104	150
Interest expense	552	512	519
Other expenses	445	796	620
Total expenses	1,101	1,412	1,289
Income (loss) before income tax expense (benefit) and equity in undistributed net income of affiliates	422	(504)	425
Income tax expense (benefit)	148	(177)	149
Equity in undistributed net income of the Bank	13,905	11,363	(9,239)
Net income (loss)	$14,179	$11,036	($8,963)

Beneficial Mutual Bancorp, Inc.
CONDENSED STATEMENTS OF CASH FLOW- PARENT COMPANY ONLY
(Dollars in thousands)

	2012	2011	2010
OPERATING ACTIVITIES:			
Net income (loss)	$14,179	$11,036	($8,963)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:			
Equity in undistributed net earnings of subsidiaries	(13,905)	(11,363)	9,239
Investment securities gain	(1,112)	(131)	(894)
Impairment on equity securities	-	-	88
Accrued interest receivable	-	14	(1)
Accrued interest payable	(6)	3	1
Net intercompany transactions	2,536	26,624	3,434
Dividend from the Bank	10,000	-	-
Amortization of debt premium on debenture	18	17	17
Deferred income taxes	14	(95)	(13)
Changes in assets and liabilities that provided (used) cash:			
Other liabilities	(457)	516	76
Other assets	161	724	(752)
Net cash provided by operating activities	11,428	27,345	2,232
INVESTING ACTIVITIES:			
Purchases of investment securities available-for-sale	-	-	(1,862)
Proceeds from sales of investment securities available-for-sale	3,589	682	5,069
Net change in money market securities	(1)	7	268
Cash paid in business combination	(29,438)	-	-
Net cash (used) provided by investing activities	(25,850)	689	3,475
FINANCING ACTIVITIES:			
Purchase of treasury stock	(8,751)	(3,346)	(9,858)
Net cash used in financing activities	(8,751)	(3,346)	(9,858)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(23,173)	24,688	(4,151)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	55,798	31,110	35,261
CASH AND CASH EQUIVALENTS, END OF YEAR	$32,625	$55,798	$31,110
SUPPLEMENTAL DISCLOSURES OF CASH FLOW AND NON-CASH INFORMATION:			
Cash payments for interest	$528	$498	$503
Cash payments of income taxes	68	47	50

Investor and Corporate Information

Market for Common Equity and Related Stockholder Matters

The Company's common stock is listed on the Nasdaq Global Select Market ("Nasdaq") under the trading symbol "BNCL." The following table sets forth the high and low quarterly sales prices of the Company's common stock for the four quarters in fiscal 2012, 2011, and 2010, as reported by Nasdaq. The Company has not paid any dividends to its stockholders to date. As of February 27, 2013, the Company had approximately 2,344 holders of record of common stock.

2012:	High	Low
First Quarter	$9.23	$8.53
Second Quarter	$8.97	$8.39
Third Quarter	$9.90	$8.36
Fourth Quarter	$10.14	$8.88
2011:	**High**	**Low**
First Quarter	$9.21	$8.62
Second Quarter	$8.68	$8.11
Third Quarter	$8.24	$7.17
Fourth Quarter	$8.79	$7.15
2010:	**High**	**Low**
First Quarter	$ 9.98	$8.86
Second Quarter	$11.05	$9.32
Third Quarter	$10.47	$8.15
Fourth Quarter	$ 9.24	$7.15

Stock Performance Graph

The following graph compares the cumulative total return of the Company's common stock with the cumulative total return of the SNL Mid-Atlantic Thrift Index and the Index for the Nasdaq Stock Market (U.S. Companies, all Standard Industrial Classification, ("SIC")). The graph assumes $100 was invested on July 16, 2007, the first day of trading of the Company's common stock. Cumulative total return assumes reinvestment of all dividends. The performance graph is being furnished solely to accompany this report pursuant to Item 201(e) of Regulation S-K, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.



Period Ending

Index	12/31/12	09/30/12	06/30/12	03/31/12	12/31/11	09/30/11	06/30/11	03/31/11	12/31/10	09/30/10
Beneficial Mutual Bancorp, Inc.	95.00	95.60	86.30	87.40	83.60	74.50	82.15	86.20	88.30	89.70
NASDAQ Composite	111.54	115.12	108.42	114.21	96.24	89.23	102.46	102.74	98.00	87.50
SNL Mid-Atlantic Thrift Index	61.59	62.65	55.77	59.20	53.46	49.34	61.39	67.74	72.17	65.38

	06/30/10	03/31/10	12/31/09	09/30/09	06/30/09	03/31/09	12/31/08	09/30/08	06/30/08	03/31/08
Beneficial Mutual Bancorp, Inc.	98.80	94.80	98.40	91.20	96.00	98.50	112.50	126.50	110.70	98.90
NASDAQ Composite	77.92	88.58	83.83	78.40	67.79	56.47	58.26	76.92	84.71	84.19
SNL Mid-Atlantic Thrift Index	65.23	70.65	65.43	60.29	57.61	55.30	71.69	84.77	84.53	92.58

	12/31/07	09/30/07	07/16/07
Beneficial Mutual Bancorp, Inc.	97.20	97.50	100.00
NASDAQ Composite	97.98	99.80	100.00
SNL Mid-Atlantic Thrift Index	88.94	101.34	100.00

Source: SNL Financial L.C.